UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

        Press Release

Highlights

 The main figures obtained by Bradesco in the first half of 2014 are presented below:

1.   The Adjusted Net Income(1) for the first half of 2014 stood at R$ 7.277 billion (an increase of 22.9% compared to the Adjusted Net Income of R$ 5.921 billion recorded in the same period in 2013), which is equivalent to R$ 3.23 per share, and returns of 20.7% on the Adjusted Average Equity(2).

2.   Adjusted Net Income is composed of R$ 5.165 billion from financial activities, representing 71.0% of the total, and R$ 2.112 billion from insurance, pension plan and capitalization bond operations, which together accounted for 29.0%.

3.   Bradesco’s market capitalization on June 30, 2014 was R$ 134.861 billion(3), up 8.1% compared to June 30, 2013.

4.   Total Assets stood at R$ 931.132 billion in June 2014, up 3.8% over June 2013. Return on Average Assets was 1.6%.

5.   In June 2014, the Expanded Loan Portfolio(4) reached R$ 435.231 billion, up 8.1% over June 2013. Operations with individuals totaled R$ 135.068 billion (up 9.6% over June 2013), while operations with companies totaled R$ 300.163 billion (up 7.5% over June 2013).

6.   Assets under Management stood at R$ 1.305 trillion, up 5.8% over June 2013.

7.   Shareholders’ Equity stood at R$ 76.800 billion in June 2014, up 16.3% on June 2013. The Capital Adequacy Ratio stood at 15.8% in June 2014, 12.1% of which was classified as Common Equity/Tier I.

8.   Interest on Shareholders’ Equity relative to the first half of 2014 was paid and recorded in provision to shareholders, in the amount of R$ 2.396 billion,being R$ 0.497 billion in monthly installments and R$ 1,899 billion recorded in provision.

9.   The Interest Earning Portion of the Net Interest Income stood at R$ 22.805 billion, up 8.2% compared to the first half of 2013.

10.The Delinquency Ratio over 90 days dropped 0.2 p.p. in the last 12 months and stood at 3.5% on June 30, 2014 (3.7% on June 30, 2013).

11.Efficiency Ratio (ER)(5) in June 2014 was 40.9% (41.8% in June 2013), whereas the adjusted-to-risk ratio stood at 50.0% (52.6% in June 2013). It is worth mentioning that, in the second quarter of 2014, we recorded the best quarterly ER (38.6%) in the past 5 years.

12.Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$ 25.442 billion in the first half of 2014, up 5.2% over the same period in 2013. Technical Reserves stood at R$ 142.731 billion, up 8.3% compared to June 2013.

13.Investments in infrastructure, information technology and telecommunications amounted to R$ 2.211 billion in the first half of 2014.

14.Taxes and contributions, including social security, paid or recorded in provision, amounted to R$ 14.116 billion, of which R$ 5.156 billion referred to taxes withheld and collected from third parties, and R$ 8.960 billion from Bradesco Organization activities, equivalent to 123.1% of the Adjusted Net Income(1).

15.Bradesco has an extensive customer service network in Brazil, with 4,680 Branches and 3,497 Service Branches – PAs. Customers can also use any of 1,175 PAEs – ATMs (Automatic Teller Machines), 48,186 Bradesco Expresso service points, 31,509 Bradesco Dia & Noite ATMs and 16,103 Banco24Horas ATMs across the country.

(1) According to the non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of Securities Available for Sale recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

   4   Report on Economic and Financial Analysis – June 2014

Press Release

Highlights

16. Payroll, plus charges and benefits, totaled R$ 5.651 billion. Social benefits provided to the 99,027 employees of the Bradesco Organization and their dependents amounted to R$ 1.401 billion, while investments in training and development programs totaled
R$ 53,581 million.

17. In May 2014, Bradesco BBI participated as one of the coordinators and joint bookrunners of a securitization transaction for Ford Motor Credit Company in the U.S., involving a US$ 1.04 billion transaction; this is the second time Bradesco BBI participates in funding operations for the U.S. automaker.

18.In May 2014, Banco Bradesco and Banco do Brasil, via its subsidiary Companhia Brasileira de Soluções e Serviços (“CBSS”), created the company LIVELO S.A. (“LIVELO”). The coalition loyalty program allows customers to accumulate and redeem points from multiple partners. The effective deployment of operations is conditioned to due compliance with applicable legal and regulatory formalities.

19.  In July 2014, Banco Bradesco signed a new “Tecban Shareholders’ Agreement”, including the main Brazilian retail banks, covering the consolidation of external ATM networks by the Banco24Horas ATM Network within a four-year term, ultimately enhancing the efficiency and quality/reach of customer services rendered. The effectiveness of such Shareholders’ Agreement is subject to preceding conditions, including due approval from competent regulatory entities.

20.  In July 2014, Bradesco entered into a strategic partnership with IBM Brazil, which will take over the operational structure and all maintenance and support contracts entered between Scopus Serviços, an Organization Bradesco company, and its other customers.

21.   Major Awards and Acknowledgments in the period:

The Bradesco Organization fully complies with best global sustainability and corporate governance practices, particularly: Global Compact, PRI (Principles for Responsible Investment), Equator Principles, Carbon Disclosure Project and Green Protocol. Our sustainability actions, strategies and guidelines are guided by best corporate governance practices. The Organization’s main activities focus on banking inclusion, social and environmental variables for loan approvals and product offerings, based on social and environmental aspects. Regarding responsible management and engagement with stakeholders, we highlight activities geared towards valuing professionals, improving the workplace, client relations, managing suppliers and adopting environmental management practices. We also highlight the Organization’s role in Brazilian society as one of its leading social investors, supporting education, environment, culture and athletic programs.

With its 57-year history of extensive social and educational work, Fundação Bradesco has been a stalwart supporter of such programs, and operates 40 schools across Brazil. In 2014, an estimated budget of R$ 523.434 million will benefit approximately 105,672 students in its schools, in Basic Education (from Kindergarten to High School and Vocational Training at the High School level), Education for Youth and Adults, and Preliminary and Continuing Qualification focused on the creation of jobs and generation of income.

•	For the third consecutive year, Bradesco was named “Best Brazilian Bank” by Euromoney Awards for Excellence. In addition Bradesco BBI was chosen as best Brazilian Investment Bank (Euromoney magazine);
•	Among financial institutions, Bradesco led the ranking of most valuable brands in Brazil (IstoÉ Dinheiro magazine and BrandAnalytics/Milward Brown Optimor consulting firm); and
•

Stood out as the only Brazilian bank ranked among the “Best Companies to Work for in Latin America” for the second consecutive year, under the “Companies with over 500 employees” category (Great Place to Work consulting firm).

Bradesco      5

        Press Release

Main Information

	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	Variation %
									2Q14 vs.1Q14	2Q14 vs.2Q13
Income Statement for the Period - R$ million
Book Net Income	3,778	3,443	3,079	3,064	2,949	2,919	2,893	2,862	9.7	28.1
Adjusted Net Income	3,804	3,473	3,199	3,082	2,978	2,943	2,918	2,893	9.5	27.7
Total Net Interest Income	12,066	10,962	11,264	10,729	10,587	10,706	11,109	10,955	10.1	14.0
Gross Credit Margin	7,967	7,711	7,850	7,793	7,634	7,414	7,527	7,460	3.3	4.4
Net Credit Margin	4,826	4,850	4,889	4,912	4,540	4,305	4,317	4,157	(0.5)	6.3
Provision for Loan Losses (ALL) Expenses	(3,141)	(2,861)	(2,961)	(2,881)	(3,094)	(3,109)	(3,210)	(3,303)	9.8	1.5
Fee and Commission Income	5,328	5,283	5,227	4,977	4,983	4,599	4,675	4,438	0.9	6.9
Administrative and Personnel Expenses	(7,023)	(6,765)	(7,313)	(6,977)	(6,769)	(6,514)	(6,897)	(6,684)	3.8	3.8
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	13,992	11,450	14,492	11,069	13,238	10,953	13,216	10,104	22.2	5.7
Statement of Financial Position - R$ million
Total Assets	931,132	922,229	908,139	907,694	896,697	894,467	879,092	856,288	1.0	3.8
Securities	333,200	321,970	313,327	313,679	309,027	300,600	315,487	319,537	3.5	7.8
Loan Operations (1)	435,231	432,297	427,273	412,559	402,517	391,682	385,529	371,674	0.7	8.1
- Individuals	135,068	132,652	130,750	127,068	123,260	119,013	117,319	114,287	1.8	9.6
- Corporate	300,163	299,645	296,523	285,490	279,257	272,668	268,210	257,387	0.2	7.5
Allowance for Loan Losses (ALL) (2)	(21,791)	(21,407)	(21,687)	(21,476)	(21,455)	(21,359)	(21,299)	(20,915)	1.8	1.6
Total Deposits	213,270	218,709	218,063	216,778	208,485	205,870	211,858	212,869	(2.5)	2.3
Technical Reserves	142,731	137,751	136,229	133,554	131,819	127,367	124,217	117,807	3.6	8.3
Shareholders' Equity	76,800	73,326	70,940	67,033	66,028	69,442	70,047	66,047	4.7	16.3
Assets under Management	1,304,690	1,277,670	1,260,056	1,256,220	1,233,546	1,243,170	1,225,228	1,172,008	2.1	5.8
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (3) (4)	3.23	3.03	2.91	2.84	2.79	2.77	2.74	2.71	6.6	15.8
Book Value per Common and Preferred Share - R$ (4)	18.31	17.48	16.90	15.97	15.72	16.54	16.68	15.73	4.7	16.5
Annualized Return on Average Equity (5) (6)	20.7	20.5	18.0	18.4	18.8	19.5	19.2	19.9	0.2 p.p.	1.9 p.p.
Annualized Return on Average Assets (6)	1.6	1.5	1.4	1.3	1.3	1.3	1.4	1.4	0.1 p.p.	0.3 p.p.
Average Rate - Annualized (Adjusted Net Interest Income / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.8	7.2	7.3	7.1	7.2	7.3	7.6	7.6	0.6 p.p.	0.6 p.p.
Fixed Assets Ratio - Total Consolidated	13.2	15.0	15.2	17.5	17.3	16.5	16.9	19.0	(1.8) p.p.	(4.1) p.p.
Combined Ratio - Insurance (7)	86.3	86.4	86.1	86.9	85.5	86.0	86.6	86.5	(0.1) p.p.	0.8 p.p.
Efficiency Ratio (ER) (3)	40.9	41.9	42.1	42.1	41.8	41.5	41.5	42.1	(1.0) p.p.	(0.9) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	74.1	73.6	71.8	70.8	69.6	67.7	66.5	64.4	0.5 p.p.	4.5 p.p.
Market Capitalization - R$ million (8)	134,861	135,938	128,085	136,131	124,716	145,584	131,908	113,102	(0.8)	8.1
Loan Portfolio Quality % (9)
ALL / Loan Portfolio (2)	6.6	6.5	6.7	6.9	7.0	7.2	7.3	7.4	0.1 p.p.	(0.4) p.p.
Non-performing Loans (> 60 days (10) / Loan Portfolio)	4.4	4.2	4.2	4.4	4.6	4.9	5.0	5.1	0.2 p.p	(0.2) p.p.
Delinquency Ratio (> 90 days (10) / Loan Portfolio)	3.5	3.4	3.5	3.6	3.7	4.0	4.1	4.1	0.1 p.p.	(0.2) p.p.
Coverage Ratio (> 90 days (10)) (2)	186.9	193.8	192.3	190.3	188.6	179.4	178.2	179.0	(6.9) p.p.	(1.7) p.p.
Coverage Ratio (> 60 days (10)) (2)	149.9	153.7	158.9	156.8	153.5	146.0	147.3	144.8	(3.8) p.p.	(3.6) p.p.
Operating Limits %
Capital Adequacy Ratio - Total (11)	15.8	15.7	16.6	16.4	15.4	15.6	16.1	16.0	0.1 p.p.	0.4 p.p.
Capital Nivel I	12.1	11.9	12.3	12.7	11.6	11.0	11.0	11.3	0.2 p.p.	0.5 p.p.
- Common Equity	12.1	11.9	12.3	-	-	-	-	-	0.2 p.p.	-
Capital Nível II	3.7	3.8	4.3	3.7	3.8	4.6	5.1	4.7	(0.1) p.p.	(0.1) p.p.

  6   Report on Economic and Financial Analysis – June 2014

Press Release

Main Information

	Jun14	Mar14	Dec13	Sept13	Jun13	Mar13	Dec12	Sept12	Variation %
									Jun14 vs. Mar14	Jun14 vs. Jun13
Structural Information - Units
Service Points	73,208	73,320	72,736	71,724	70,829	69,528	68,917	67,225	(0.2)	3.4
- Branches	4,680	4,678	4,674	4,697	4,692	4,687	4,686	4,665	-	(0.3)
- PAs (12)	3,497	3,484	3,586	3,760	3,795	3,786	3,781	3,774	0.4	(7.9)
- PAEs (12)	1,175	1,186	1,180	1,421	1,454	1,457	1,456	1,456	(0.9)	(19.2)
- External Bradesco ATMs (13) (14)	1,684	2,701	3,003	3,298	3,498	3,712	3,809	3,954	(37.7)	(51.9)
- Banco24Horas Network ATMs (13)	12,023	11,873	11,583	11,229	11,154	10,966	10,818	10,464	1.3	7.8
- Bradesco Expresso (Correspondent Banks)	48,186	47,430	46,851	45,614	44,819	43,598	43,053	41,713	1.6	7.5
- Bradesco Promotora de Vendas	1,949	1,955	1,846	1,692	1,404	1,309	1,301	1,186	(0.3)	38.8
- Branches / Subsidiaries Abroad	14	13	13	13	13	13	13	13	7.7	7.7
ATMs	47,612	48,295	48,203	47,969	47,972	48,025	47,834	47,542	(1.4)	(0.8)
- Bradesco Network	31,509	32,909	33,464	33,933	34,322	34,719	34,859	35,128	(4.3)	(8.2)
- Banco24Horas Network	16,103	15,386	14,739	14,036	13,650	13,306	12,975	12,414	4.7	18.0
Employees	99,027	99,545	100,489	101,410	101,951	102,793	103,385	104,100	(0.5)	(2.9)
Outsourced Employees and Interns	12,790	12,671	12,614	12,699	12,647	13,070	12,939	13,013	0.9	1.1
Customers - in millions
Active Checking Account Holders (15) (16)	26.5	26.6	26.4	26.4	26.2	25.8	25.7	25.6	(0.4)	1.1
Savings Accounts (17)	51.8	49.0	50.9	48.3	47.7	46.6	48.6	48.3	5.7	8.6
Insurance Group	45.5	45.3	45.7	45.3	44.2	42.9	43.1	42.4	0.4	2.9
- Policyholders	39.6	39.4	39.8	39.5	38.4	37.1	37.3	36.7	0.5	3.1
- Pension Plan Participants	2.4	2.4	2.4	2.4	2.4	2.3	2.3	2.3	-	-
- Capitalization Bond Customers	3.5	3.5	3.5	3.4	3.4	3.5	3.5	3.4	-	2.9
Bradesco Financiamentos (15)	3.2	3.2	3.3	3.4	3.5	3.6	3.7	3.7	-	(8.6)

(1)	Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;
(2)	Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letters of credit, which comprises the concept of excess ALL;
(3)	In the last 12 months;
(4)	For comparison purposes, shares were adjusted according to bonuses and stock splits;
(5)	Excluding mark-to-market effect of Securities Available for Sale recorded under Shareholders’ Equity;
(6)	Year-to-Date Adjusted Net Income;
(7)	Excludes additional reserves;
(8)	Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;
(9)	As defined by the Brazilian Central Bank (Bacen);
(10)	Delinquent Credits;
(11)	Since October 2013, the Capital Adequacy Ratio calculation follows regulatory guidelines set forth in CMN Resolutions No 4192/13 and 4193/13 Capital Adequacy Ratio (Basel III);
(12)	PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No 4072/12; and PAEs – ATMs located on a company’s premises;
(13)	Including overlapping ATMs within the Bank’s own network and the Banco24Horas Network;
(14)	Such reduction relates to the sharing of external network ATM terminals by the Banco24Horas ATM network;
(15)	Number of individual customers (Corporate Tax IDs (CNPJs) and Individual Taxpayer IDs (CPFs));
(16)	Refers to 1st and 2nd checking account holders; and
(17)	Number of accounts.

Bradesco      7

        Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale										Domestic Scale
Feasibility		Support		Domestic Currency		Foreign Currency				Domestic
a -		2		Long Term	Short Term	Long Term		Short Term		Long Term	Short Term
				A -	F1	BBB +		F2		AAA (bra)	F1 + (bra)
*
Moody's Investors Service										R&I Inc.
Financial Strength / Individual Credit Risk Profile		International Scale						Domestic Scale		International Scale
C - / baa1		Foreign Currency Senior Debt		Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
		Long Term		Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	BBB
		Baa1		Baa1	P - 2	Baa2	P-2	Aaa.br	BR - 1
*
Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance		Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating				Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	brAA+		brAAA	brA -1
BBB -	A - 3	BBB -	A - 3	brAAA	brA - 1

Book Net Income vs. Adjusted Net Income

The main non-recurring events that impacted Book Net Income in the periods below are presented in the following comparative chart:

				R$ million
	1H14	1H13	2Q14	1Q14
Book Net Income	7,221	5,868	3,778	3,443

Non-Recurring Events	56	53	26	30
- Civil Provisions	93	88	43	50
- Tax Effects	(37)	(35)	(17)	(20)

Adjusted Net Income	7,277	5,921	3,804	3,473
0
ROAE % (1)	20.5	18.7	21.7	20.3
0
(ADJUSTED) ROAE % (1)	20.7	18.8	21.9	20.5

(1)   Annualized.

   8   Report on Economic and Financial Analysis – June 2014

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

								R$ million
	Adjusted Income Statement
	1H14	1H13	Variation		2Q14	1Q14	Variation
			1H14 vs. 1H13				2Q14 vs. 1Q14
			Amount	%			Amount	%
Net Interest Income	23,028	21,293	1,735	8.1	12,066	10,962	1,104	10.1
- Interest Earning Portion	22,805	21,078	1,727	8.2	11,854	10,951	903	8.2
- Non-interest Earning Portion	223	215	8	3.7	212	11	201	1,827.3
ALL	(6,002)	(6,203)	201	(3.2)	(3,141)	(2,861)	(280)	9.8
Gross Income from Financial Intermediation	17,026	15,090	1,936	12.8	8,925	8,101	824	10.2
Income from Insurance, Pension Plans and Capitalization Bonds (1)	2,514	2,183	331	15.2	1,270	1,244	26	2.1
Fee and Commission Income	10,611	9,582	1,029	10.7	5,328	5,283	45	0.9
Personnel Expenses	(6,727)	(6,250)	(477)	7.6	(3,448)	(3,279)	(169)	5.2
Other Administrative Expenses	(7,061)	(7,033)	(28)	0.4	(3,575)	(3,486)	(89)	2.6
Tax Expenses	(2,234)	(2,140)	(94)	4.4	(1,120)	(1,114)	(6)	0.5
Equity in the Earnings (Losses) of Unconsolidated Companies	87	15	72	480.0	35	52	(17)	(32.7)
Other Operating Income/ (Expenses)	(2,724)	(2,317)	(407)	17.6	(1,333)	(1,391)	58	(4.2)
Operating Result	11,492	9,130	2,362	25.9	6,082	5,410	672	12.4
Non-Operating Result	(70)	(62)	(8)	12.9	(34)	(36)	2	(5.6)
Income Tax / Social Contribution	(4,086)	(3,091)	(995)	32.2	(2,215)	(1,871)	(344)	18.4
Non-controlling Interest	(59)	(56)	(3)	5.4	(29)	(30)	1	(3.3)
Adjusted Net Income	7,277	5,921	1,356	22.9	3,804	3,473	331	9.5

(1)  Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Changes in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

Bradesco      9

        Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profits

Return on Adjusted Average Equity (ROAE) reached 20.7% in June 2014 – the best rate over the past 8 quarters. Such performance stems from the growth of adjusted net income, which increased by 9.5% in the quarterly comparison and 22.9% comparing the first half of 2014 with the same period of the previous year. The main events that impacted adjusted net income are detailed below.

Adjusted net income reached R$ 3,804 million in the second quarter of 2014, up R$ 331 million compared to the previous quarter, mainly due to (i) higher net interest income, due to increased interest and non-interest earning portions; (ii) increased fee and commission income, due to an increase in business volume; and partially impacted by: (iii) increased allowance for loan losses; and (iv) increased administrative and personnel expenses.

Year-over-year, adjusted net income for the first half of 2014 increased by R$ 1,356 million, basically reflecting: (i) higher net interest income; (ii) lower allowance for loan losses; (iii) greater fee and commission income; (iv) greater income from Insurance, Pension Plans and Capitalization Bonds; and partially offset by: (v) greater operating expenses.

Shareholders’ Equity stood at R$ 76,800 million in June 2014, up 16.3% over June 2013. The Capital Adequacy Ratio stood at 15.8%, 12.1% of which fell under Common Equity/Tier I.

Total Assets reached R$ 931,132 million in June 2014, up 3.8% over June 2013, driven by the increase in operations and greater business volume. Return on Average Assets (ROAA) reached 1.6%.

   10   Report on Economic and Financial Analysis – June 2014

Press Release

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

ER continued to drop in all calculation criteria presented. This downward trend was led by the 12-month Efficiency Ratio(1), which reached 40.9% in the second quarter of 2014 – its lowest level since December 2009 –, 1 p.p. higher than the previous quarter and an increase of 0.9 p.p. compared to the same period in 2013; and by the quarterly ER, which dropped from 40.1% to 38.6%. The events that contributed most to this improvement in ER were: (i) greater net interest income, due to increased average business volume and higher market arbitrage gains; and (ii) the behavior of operating expenses, impacted by rigorous cost controls despite the organic growth in the period.

Risk-adjusted ER, which reflects the impact of the risk associated to credit operations(2), reached 50.0%, an improvement of  1.4 p.p. quarter-over-quarter and 2.6 year-over-year. Such improvement was mostly influenced by the lower provision for loan loss expenses in the last 12 months, resulting from the sustained loan portfolio quality, in addition to the aforementioned reasons.

(1)    ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/(Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). Considering the ratio between (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Sales Expenses) and (ii) generation of net revenue of related taxes (not considering Claims and Sales Expenses from the Insurance Group), Bradesco’s ER in the last 12 months up to the second quarter of 2014 would be 44.5%; and

(2)    Including ALL expenses, adjusted for discounts granted, loan recovery and sale of foreclosed assets, among others.

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Summarized Analysis of Adjusted Income

Net Interest Income

In the quarter-over-quarter comparison, the R$ 1,104 million growth was mainly due to: (i) increased results achieved by the interest earning portion, totaling R$ 903 million, particularly Securities/Other, Loan, and Funding; and (ii) the increased non-interest earning portion of the net interest income, totaling R$ 201 million, reflecting higher gains from market arbitrage.

Year-over-year, the net interest income for the first half of 2014 rose by by R$ 1,735 million, mainly due to: (i) a R$ 1,727 million increase in interest earning operations, due to an increase in business volume, particularly in the Loan and Funding business lines.

   12   Report on Economic and Financial Analysis – June 2014

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Summarized Analysis of Adjusted Income

NII - Interest Earning Portion – Annualized Net Interest Margin (NIM)

						R$ million
	1H14			1H13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	15,678	337,264	9.8%	15,048	303,767	10.2%
Funding	2,984	369,896	1.7%	2,061	328,690	1.3%
Insurance	2,045	138,949	3.1%	1,828	128,330	2.9%
Securities/Other	2,098	335,130	1.3%	2,141	304,853	1.4%
0
Net Interest Income	22,805	-	7.4%	21,078	-	7.2%
0
	2Q14			1Q14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,967	339,341	10.1%	7,711	335,187	9.9%
Funding	1,570	365,285	1.8%	1,415	374,507	1.6%
Insurance	1,081	141,206	3.2%	964	136,692	2.9%
Securities/Other	1,236	324,770	1.6%	861	345,490	1.0%
0
Net Interest Income	11,854	-	7.7%	10,951	-	7.1%

The annualized net interest margin reached 7.7% in the second quarter of 2014, up 0.6 p.p. over the previous quarter, mainly due to an improvement of all business lines that make up the interest earning portion, as illustrated in the table above.

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Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In June 2014, Bradesco’s expanded loan portfolio totaled R$ 435.2 billion. The 0.7% increase in the quarter reflects mainly the Individuals portfolio, which was up 1.8%. The graph on the right shows that the share of SMEs in the portfolio has decreased, which is mostly due to a higher growth rate of lower-risk products, namely payroll-deductible loan, real estate financing and in the Corporations segment. In the last twelve months, this portfolio increased by 8.1%: (i) 9.9% in Corporations; (ii) 9.6% in Individuals; and (iii) 3.7% in SMEs

In the last twelve months, this portfolio increased by 8.1%: (i) 9.9% in Corporations; (ii) 9.6% in Individuals; and (iii) 3.7% in SMEs.

In the Corporate segment, the products that posted the strongest growth in the last 12 months were: (i) real estate financing; and (ii) foreign transactions.

In the Individual segment, the main highlights were: (i) payroll-deductible loan; and (ii) real estate financing.

(1)   Includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, assignment of receivables-backed investment funds and mortgage-backed and rural loan receivables.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL)(1)

Allowance for loan losses (ALL) stood at R$ 3,141 million in the second quarter of 2014, a 9.8% increase over the previous quarter, partly due to: (i) a decrease in delinquency levels for the previous quarter, due to a delay in the seasonal concentration of expense payments by our customers – this seasonal effect produced only a mild impact, in the second quarter of 2014; and (ii) by the adjustment of provision levels to the forecast of losses from specific corporate client operations.

Comparing the first half of 2014 to the same period of the previous year, this expense decreased 3.2%, despite the 7.6% increase in  loan operations (as defined by Bacen), resulting from reduced delinquency levels in the last 12 months.

It is important to note that these results reflect the consistency of the loan granting policy and processes, quality of guarantees obtained, as well as the loan recovery process improvement.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of excess ALL.

For more information, see Chapter 2 of this Report.

   14   Report on Economic and Financial Analysis – June 2014

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Summarized Analysis of Adjusted Income

Delinquency Ratio(1)

Year-over-year, the total delinquency ratio, which is based on transactions due over 90 days, decreased from 3.7% to 3.5%, mainly due to: (i) changes in the portfolio mix; (ii) the continuous improvement of loan granting procedures and systems; and (iii) the improved internal credit risk monitoring models.	Quarter-over-quarter, there was a slight increase, mainly due to the lower growth rate experienced by the credit portfolio, as well as of some specific corporate client operations, which does not characterize a trend, as evidenced in the short-term delinquency chart below (between 15 and 90 days), which indicates that delinquency levels have stabilized.

Even with the lower growth rate presented by the loan portfolio, short-term delinquencies, which include transactions due between 15 and 90 days, have remained stable year-over-year and suffered a slight reduction quarter-over-quarter.

(1)   As defined by the Brazilian Central Bank (Bacen).

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Summarized Analysis of Adjusted Income

Coverage Ratios

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments bearing credit risks.

The following graph presents the changes in coverage ratio of the Allowance for Loan Losses for loans overdue for more than 60 and 90 days. In June 2014, these ratios stood at comfortable levels, reaching 149.9% and 186.9%, respectively.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of excess ALL.

   16   Report on Economic and Financial Analysis – June 2014

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Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net income for the second quarter of 2014 stood at R$ 1.072 billion (R$ 1.040 billion in the first quarter of 2014), up 3.1% compared to the previous quarter, for an annualized Return on Adjusted Shareholders’ Equity of 26.3%.

Net income for the first half of 2014 stood at R$ 2.112 billion, up 13.5% compared to the same period in the previous year (R$ 1.861 billion), for a return on Adjusted Shareholder’s Equity of 25.1%.

(1)     Excluding additional provisions.

	R$ million (unless otherwise stated)
	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	Variation %
									2Q14 x 1Q14	2Q14 x 2Q13
Net Income	1,072	1,040	1,001	878	931	930	964	837	3.1	15.1
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	13,992	11,450	14,492	11,069	13,238	10,953	13,216	10,104	22.2	5.7
Technical Reserves	142,731	137,751	136,229	133,554	131,819	127,367	124,217	117,807	3.6	8.3
Financial Assets	154,261	147,725	146,064	143,423	141,984	141,535	141,540	133,738	4.4	8.6
Claims Ratio (%)	70.2	70.1	71.1	72.7	71.1	69.6	70.5	70.4	0.1 p.p.	(0.9) p.p.
Combined Ratio (%)	86.3	86.4	86.1	86.9	85.5	86.0	86.6	86.5	(0.1) p.p.	0.8 p.p.
Policyholders / Participants and Customers (in thousands)	45,468	45,260	45,675	45,292	44,215	42,941	43,065	42,363	0.5	2.8
Employees (unit)	7,152	7,265	7,383	7,462	7,493	7,510	7,554	7,545	(1.6)	(4.6)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (1)	23.8	23.4	24.2	23.8	24.0	22.4	24.8	24.3	0.4 p.p.	(0.2) p.p.

(1)   The second quarter of 2014 includes the latest data released by Susep (May/14).

Note: For purposes of comparison between the indexes for the aforementioned periods, the effects of non-recurring events have not been considered.

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Summarized Analysis of Adjusted Income

Income increased by 22.2% in the second quarter of 2014, compared to the previous quarter, driven by the Life and Pension Plans, Auto/RE and Capitalization Bonds products, which grew 46.2%, 10.9% and 7.1%, respectively.

Net income in the second quarter of 2014 was 3.1% higher compared to previous quarter, mainly due to: (i) 22.2% increase in revenue; (ii) improved financial results; (iii) stability of the claims ratio; and (iv) improved administrative efficiency ratio.

Production increased 5.2% in the first half of 2014 when compared to the same period in the previous year. This result was led by Auto RE, Health and Capitalization Bond products, which grew 31.5%, 21.1% and 18.3%, respectively.

Net income in the first half of 2014 was 13.5% higher compared to the same period in the previous year, due to: (i) 5.2% increase in revenue; (ii) improved financial and equity income; (iii) reduced expense and claims ratio; and (iv) maintenance of the administrative efficiency ratio.

Grupo Bradesco Seguros maintains its capital levels in compliance with regulatory requirements and global standards (Solvency II), with leverage of 2.7 times its Shareholders’ Equity in the period

   18   Report on Economic and Financial Analysis – June 2014

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Summarized Analysis of Adjusted Income

Fee and Commission Income

In the second quarter of 2014, fee and commission income amounted to R$ 5,328 million, up R$ 45 million over the previous quarter, mainly as a result of an increase in business volume. The revenues that contributed most to such increase were: (i) loans; (ii) checking account; (iii) card income; (iv) fund management; and (v) consortium management; these were partially offset by: (vi) reduced revenues from underwriting/financial advisory services, which had recorded an excellent performance in the previous quarter.

In the comparison between the first half of 2014 and the same period of the previous year, the increase of R$ 1,030 million, or 10.7%, is mostly due to the increased customer base combined with higher volume of operations, resulting from ongoing investments in customer service channels and technology. It is important to note that the revenues that contributed most to this result come from: (i) a good performance of the credit card segment, due to the increase in (a) income; and (b) number of transactions; (ii) the higher income from checking accounts, resulting from an increase in business volume and in the account holder base, which posted a net growth of 251,000 active accounts in the period; (iii) higher income from loans, due to the greater volume of operations and sureties and guarantees in the period; and revenue gains in: (iv) consortium management; and (v) collection.

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Summarized Analysis of Adjusted Income

Personnel Expenses

In the second quarter of 2014, the R$ 169 million increase from the previous quarter is a result of variations in:

•         structural expenses – increase of R$ 81 million, mainly due to the reduced number of vacation leaves in the second quarter of 2014; and

•        non-structural – increase of R$ 88 million, which resulted mainly from increased expenses with: (i) provision for labor claims; (ii) employee and management profit sharing expenses; and (iii) training sessions.

In the comparison between the first half of 2014 and the same period of the previous year, the R$ 477 million increase was mainly due to:

•         a R$ 320 million increase in structural expenses, resulting from greater expenses with salaries, social charges and benefits, due to raise in salary levels, as per respective collective bargaining agreements; and

• non-structural expenses totaling R$ 157 million, which result particularly from greater expenses with: (i) employee and management profit sharing expenses; and (ii) provision for labor claims.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment Contracts.

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Summarized Analysis of Adjusted Income

Administrative Expenses

Despite the higher expenses with (i) the opening of 2,379 service points in the period, mainly Bradesco Expresso points, bringing the number of service points on June 30, 2014 to a total of 73,208, and (ii) increased business and service volumes in the period, administrative expenses increased only 0.4% in the comparison between the first half of 2014 and the same period in the previous year, as a result of the continued efforts to reduce costs led by our Efficiency Committee, which included revision of processes and ongoing investments in technology. It is worth noting that IPCA and IGP-M inflation indexes reached 6.52% and 6.25% in the last 12 months, respectively.

In the second quarter of 2014, the 2.6% increase in administrative expenses, compared to the previous quarter, was mainly due to increased business and service volumes in the quarter, which ultimately generated higher expenses with: (i) maintenance and preservation of assets; (ii) data processing; (iii) outsourced services; (iv) depreciation and amortization; and (v) materials.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$ 1,333 million in the second quarter of 2014, down R$ 58 million over the previous quarter. In the comparison between the first half of 2014 and the same period of the previous year, the R$ 407 million increase is mainly due to: (i) greater expenses with operating provisions, mainly liability contingencies; and (ii) greater expenses with Credit Card sales.

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Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

Income tax and social contribution increased 18.4% over the previous quarter and 32.2% year-over-year, mainly due to: (i) the increase in taxable result; and (ii) the non-use of the full tax benefit in this quarter due to interim dividends provisioned in the second quarter of 2014 over interest on shareholders’ equity. The income tax and social contribution (IR/CS) rate stood at 36.6% in the second quarter of 2014.

Unrealized Gains

Unrealized gains totaled R$ 21,673 million in the second quarter of 2014, a R$ 6,695 million increase from the previous quarter. Such variation was mainly driven by the appreciation of: (i) our investments, especially our Cielo shares, which went up by 25.8% in the quarter; and (ii) fixed income securities.

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Economic Scenario

In general, the international financial markets managed to maintain low volatility rates throughout the second quarter. Recent positive news regarding various U.S. economic indicators, following the negative impacts of a gloomy scenario in the beginning of the year, indicate that the recovery of the world’s leading economy is on a sustainable path. Looking forward, there is a general consensus regarding the gradual and well-announced reduction of monetary incentives by the Federal Reserve, whose initiatives tend to support this recovery process.

In the Eurozone, the European Central Bank increased monetary incentives in attempt to mitigate the risks of deflation in the region. The Chinese economy has shown signs of growth stabilization, albeit at a lower level compared to last year, eliminating all concerns over a potential hard landing scenario.

In the commodities market, geopolitical aspects have raised some concern regarding oil supply, representing one of the key threats to the global economic recovery. On the other hand, bearish pressures prevail in other segments, particularly in the grain and iron ore sectors. The drop in price for most primary goods and the upward trend of long interest-rates in the U.S. represent even greater hurdles to macroeconomic policy management in emerging countries.

Meanwhile, the very same global scenario may also generate some valuable opportunities, especially for countries that adopt effective economic and institutional differentiation measures. In this sense, Brazil should look toward continuously reinforcing its commitment towards healthy economic policies. Such efforts must be perceived by society as a value in itself, one which represents a requirement  for the  maintenance  of macroeconomic visibility and income gains, in addition to boosting the confidence level among economic agents.

Indicators for Domestic economic activities have been modest, further highlighting the relevance of structural initiatives aimed at promoting future growth. The constant search for excellence in education is Brazil’s front line in its battle to become more competitive and to expedite its efforts to upgrade infrastructure. It is always important to remind that, in the long term, the main source of economic growth is productivity, which becomes an even more relevant topic within a global context characterized by high levels of efficiency.

Productive investments tend to play an increasingly relevant role in the composition of growth over the next few years, which should be favored by the increased share of the capital market in funding of infrastructure projects. At the same time, despite the shift in consumer market expansion levels in some segments, the potential of domestic demand for goods and services has yet to be depleted, and there is still much room for growth. Income gains, employment formalization, diversification of consumption habits and social mobility are still key influential factors.

Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating segments. Credit volume is growing at sustainable and risk-compatible rates, whereas delinquency rates are stabilized at historically low and controlled levels. The scenario is still very promising for the Brazilian banking and insurance sectors.

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Main Economic Indicators

Main Indicators (%)	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	1H14	1H13

Interbank Deposit Certificate (CDI)	2.51	2.40	2.31	2.12	1.79	1.61	1.70	1.91	4.97	3.43
Ibovespa	5.46	(2.12)	(1.59)	10.29	(15.78)	(7.55)	3.00	8.87	3.22	(22.14)
USD – Commercial Rate	(2.67)	(3.40)	5.05	0.65	10.02	(1.45)	0.64	0.46	(5.98)	8.42
General Price Index - Market (IGP-M)	(0.10)	2.55	1.75	1.92	0.90	0.85	0.68	3.79	2.45	1.75
Institute of Geography and Statistics (IBGE)	1.54	2.18	2.04	0.62	1.18	1.94	1.99	1.42	3.75	3.15
Federal Government Long-Term Interest Rate (TJLP)	1.24	1.24	1.24	1.24	1.24	1.24	1.36	1.36	2.49	2.49
Reference Interest Rate (TR)	0.15	0.19	0.16	0.03	-	-	-	0.03	0.35	-
Savings Account (Old Rule) (1)	1.66	1.70	1.67	1.54	1.51	1.51	1.51	1.53	3.39	3.04
Savings Account (New Rule) (1)	1.66	1.70	1.67	1.47	1.30	1.25	1.26	1.40	3.39	2.56
Business Days (number)	61	61	64	66	63	60	62	64	122	123
Indicators (Closing Rate)	Jun14	Mar14	Dec13	Sept13	Jun13	Mar13	Dec12	Sept12	Jun14	Jun13
USD – Commercial Selling Rate - (R$)	2.2025	2.2630	2.3426	2.2300	2.2156	2.0138	2.0435	2.0306	2.2025	2.2156
Euro - (R$)	3.0150	3.1175	3.2265	3.0181	2.8827	2.5853	2.6954	2.6109	3.0150	2.8827
Country Risk (points)	208	228	224	236	237	189	142	166	208	237
Basic Selic Rate Copom (% p.a.)	11.00	10.75	10.00	9.00	8.00	7.25	7.25	7.50	11.00	8.00
BM&F Fixed Rate (% p.a.)	10.91	11.38	10.57	10.07	9.39	7.92	7.14	7.48	10.91	9.39

(1)  Regarding the new savings account yield rule, it was defined that: (i) existing deposits up to May 3, 2012 will continue to yield at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., a yield of TR + 6.17% p.m. interest will be maintained; and (b) if the Selic rate is equal or lower than 8.5% p.a., the yield will be 70% of Selic rate + TR.

Projections for 2016

%	2014	2015	2016
USD - Commercial Rate (year-end) - R$	2.35	2.45	2.55
Extended Consumer Price Index (IPCA)	6.40	6.00	5.50
General Price Index - Market (IGP-M)	5.00	5.50	5.00
Selic (year-end)	11.00	11.00	10.00
Gross Domestic Product (GDP)	1.00	1.50	3.00

   24   Report on Economic and Financial Analysis – June 2014

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Guidance

Bradesco’s Outlook for 2014

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

Loan Portfolio (1)	10 to 14%
Individuals	11 to 15%
Companies	9 to 13%
NII - Interest Earning Portion	6 a 10%
Fee and Commission Income	9 to 13%
Operating Expenses (2)	3 to 6%
Insurance Premiums	9 to 12%

(1)   Expanded Loan Portfolio; and

(2)   Administrative and Personnel Expenses.

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Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Second Quarter of 2014

											R$ million
	2Q14
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Net Interest Income	14,274	(334)	(143)	(248)	(922)	-	-	(561)	12,066	-	12,066
ALL	(3,645)	-	-	-	637	(133)	-	-	(3,141)	-	(3,141)
Gross Income from Financial Intermediation	10,629	(334)	(143)	(248)	(285)	(133)	-	(561)	8,925	-	8,925
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,270	-	-	-	-	-	-	-	1,270	-	1,270
Fee and Commission Income	5,226	-	-	-	-	-	102	-	5,328	-	5,328
Personnel Expenses	(3,448)	-	-	-	-	-	-	-	(3,448)	-	(3,448)
Other Administrative Expenses	(3,607)	-	-	-	-	-	32	-	(3,575)	-	(3,575)
Tax Expenses	(1,169)	-	-	-	(12)	-	-	61	(1,120)	-	(1,120)
Companies	35	-	-	-	-	-	-	-	35	-	35
Other Operating Income/Expenses	(2,298)	334	143	248	297	33	(134)	-	(1,376)	43	(1,333)
Operating Result	6,639	-	-	-	-	(100)	-	(500)	6,039	43	6,082
Non-Operating Result	(134)	-	-	-	-	100	-	-	(34)	-	(34)
Income Tax / Social Contribution and Non-controlling Interest	(2,727)	-	-	-	-	-	-	500	(2,227)	(17)	(2,244)
Net Income	3,778	-	-	-	-	-	-	-	3,778	26	3,804

(1)	Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income;”
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income;”
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income;”
(4)	Income from Loan Recovery classified under the item “Net Interest Income”; Expenses with Discounts Granted, classified under the item “Other Operating Income/Expenses”; and Expenses with Write-offs of Leasing Operations, classified under the item “Net Interest Income”, were reclassified to the item “Provision for Loan Loss (ALL) Expenses”; Tax Expenses, classified as “Other Operating Expenses”, were reclassified under the item “Tax Expenses”; and Expenses with Provision for Guarantees Provided, classified as “Other Operating Expenses”, were reclassified to the item “Provision for Loan Loss (ALL) Expenses”;
(5)	Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Provision for Loan Loss (ALL) Expenses”/“Other Operating Income/Expenses”;
(6)	Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”; and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;
(7)	Partial result of Derivatives used to hedge investments abroad – which, in terms of Net Income, simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy;
(8)	For more information see page 8 of this chapter; and
(9)	Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Changes in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

   26   Report on Economic and Financial Analysis – June 2014

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Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First Quarter of 2014

											R$ million
	1Q14
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Net Interest Income	12,770	(332)	64	(113)	(804)	-	-	(623)	10,962	-	10,962
ALL	(3,251)	-	-	-	496	(106)	-	-	(2,861)	-	(2,861)
Gross Income from Financial Intermediation	9,519	(332)	64	(113)	(308)	(106)	-	(623)	8,101	-	8,101
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,244	-	-	-	-	-	-	-	1,244	-	1,244
Fee and Commission Income	5,190	-	-	-	-	-	93	-	5,283	-	5,283
Personnel Expenses	(3,279)	-	-	-	-	-	-	-	(3,279)	-	(3,279)
Other Administrative Expenses	(3,515)	-	-	-	-	-	29	-	(3,486)	-	(3,486)
Tax Expenses	(1,141)	-	-	-	(12)	-	-	39	(1,114)	-	(1,114)
Companies	52	-	-	-	-	-	-	-	52	-	52
Other Operating Income/Expenses	(2,052)	332	(64)	113	320	33	(122)	-	(1,441)	50	(1,391)
Operating Result	6,018	-	-	-	-	(73)	-	(584)	5,360	50	5,410
Non-Operating Result	(109)	-	-	-	-	73	-	-	(36)	-	(36)
Income Tax / Social Contribution and Non-controlling Interest	(2,465)	-	-	-	-	-	-	584	(1,881)	(20)	(1,901)
Net Income	3,443	-	-	-	-	-	-	-	3,443	30	3,473

(1)	Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income;”
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income;”
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income;”
(4)	Income from Loan Recovery classified under the item “Net Interest Income”; Expenses with Discounts Granted, classified under the item “Other Operating Income/Expenses”; and Expenses with Write-offs of Leasing Operations, classified under the item “Net Interest Income”, were reclassified to the item “Provision for Loan Loss (ALL) Expenses”; Tax Expenses, classified as “Other Operating Expenses”, were reclassified under the item “Tax Expenses”; and Expenses with Provision for Guarantees Provided, classified as “Other Operating Expenses”, were reclassified to the item “Provision for Loan Loss (ALL) Expenses”;
(5)	Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Provision for Loan Loss (ALL) Expenses”/“Other Operating Income/Expenses”;
(6)	Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”; and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;
(7)	Partial result of Derivatives used to hedge investments abroad – which, in terms of Net Income, simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy;
(8)	For more information see page 8 of this chapter; and
(9)	Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Changes in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

Bradesco      27

        Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First Half of 2014

											R$ million
	1H14
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Net Interest Income	27,044	(666)	(79)	(361)	(1,726)	-	-	(1,184)	23,028	-	23,028
ALL	(6,896)	-	-	-	1,133	(239)	-	-	(6,002)	-	(6,002)
Gross Income from Financial Intermediation	20,148	(666)	(79)	(361)	(593)	(239)	-	(1,184)	17,026	-	17,026
Income from Insurance, Pension Plans and Capitalization Bonds (9)	2,514	-	-	-	-	-	-	-	2,514	-	2,514
Fee and Commission Income	10,416	-	-	-	-	-	195	-	10,611	-	10,611
Personnel Expenses	(6,727)	-	-	-	-	-	-	-	(6,727)	-	(6,727)
Other Administrative Expenses	(7,122)	-	-	-	-	-	61	-	(7,061)	-	(7,061)
Tax Expenses	(2,310)	-	-	-	(24)	-	-	100	(2,234)	-	(2,234)
Companies	87	-	-	-	-	-	-	-	87	-	87
Other Operating Income/Expenses	(4,350)	666	79	361	617	66	(256)	-	(2,817)	93	(2,724)
Operating Result	12,656	-	-	-	-	(173)	-	(1,084)	11,399	93	11,492
Non-Operating Result	(243)	-	-	-	-	173	-	-	(70)	-	(70)
Income Tax / Social Contribution and Non-controlling Interest	(5,192)	-	-	-	-	-	-	1,084	(4,108)	(37)	(4,145)
Net Income	7,221	-	-	-	-	-	-	-	7,221	56	7,277
(1)	Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income;”
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income;”
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income;”
(4)	Income from Loan Recovery classified under the item “Net Interest Income”; Expenses with Discounts Granted, classified under the item “Other Operating Income/Expenses”; and Expenses with Write-offs of Leasing Operations, classified under the item “Net Interest Income”, were reclassified to the item “Provision for Loan Loss (ALL) Expenses”; Tax Expenses, classified as “Other Operating Expenses”, were reclassified under the item “Tax Expenses”; and Expenses with Provision for Guarantees Provided, classified as “Other Operating Expenses”, were reclassified to the item “Provision for Loan Loss (ALL) Expenses”;
(5)	Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Provision for Loan Loss (ALL) Expenses”/“Other Operating Income/Expenses”;
(6)	Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”; and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;
(7)	Partial result of Derivatives used to hedge investments abroad – which, in terms of Net Income, simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy;
(8)	For more information see page 8 of this chapter; and
(9)	Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Changes in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

   28   Report on Economic and Financial Analysis – June 2014

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First Half of 2013

											R$ million
	1H13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Net Interest Income	21,933	(652)	53	(83)	(1,520)	168	-	1,394	21,293	-	21,293
ALL	(7,083)	-	-	-	1,015	(135)	-	-	(6,203)	-	(6,203)
Gross Income from Financial Intermediation	14,850	(652)	53	(83)	(505)	33	-	1,394	15,090	-	15,090
Income from Insurance, Pension Plans and Capitalization Bonds (9)	2,183	-	-	-	-	-	-	-	2,183	-	2,183
Fee and Commission Income	9,395	-	-	-	-	-	188	-	9,582	-	9,582
Personnel Expenses	(6,250)	-	-	-	-	-	-	-	(6,250)	-	(6,250)
Other Administrative Expenses	(6,898)	-	-	-	-	-	(135)	-	(7,033)	-	(7,033)
Tax Expenses	(1,968)	-	-	-	(20)	-	-	(151)	(2,140)	-	(2,140)
Companies	15	-	-	-	-	-	-	-	15	-	15
Other Operating Income/Expenses	(3,606)	652	(53)	83	525	48	(53)	-	(2,404)	88	(2,317)
Operating Result	7,720	-	-	-	-	81	-	1,243	9,044	88	9,130
Non-Operating Result	18	-	-	-	-	(81)	-	-	(63)	-	(62)
Income Tax / Social Contribution and Non-controlling Interest	(1,870)	-	-	-	-	-	-	(1,243)	(3,113)	(35)	(3,147)
Net Income	5,868	-	-	-	-	-	-	-	5,868	53	5,921
(1)	Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income;”
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income;”
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income;”
(4)	Income from Loan Recovery classified under the item “Net Interest Income”; Expenses with Discounts Granted, classified under the item “Other Operating Income/Expenses”; and Expenses with Write-offs of Leasing Operations, classified under the item “Net Interest Income”, were reclassified to the item “Provision for Loan Loss (ALL) Expenses”; Tax Expenses, classified as “Other Operating Expenses”, were reclassified under the item “Tax Expenses”; and Expenses with Provision for Guarantees Provided, classified as “Other Operating Expenses”, were reclassified to the item “Provision for Loan Loss (ALL) Expenses”;
(5)	Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Provision for Loan Loss (ALL) Expenses”/“Other Operating Income/Expenses”;
(6)	Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”; and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;
(7)	Partial result of Derivatives used to hedge investments abroad – which, in terms of Net Income, simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy;
(8)	For more information see page 8 of this chapter; and
(9)	Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Changes in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

Bradesco      29

Economic and Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

        Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Statement of Financial Position

								R$ million
	Jun14	Mar14	Dec13	Sept13	Jun13	Mar13	Dec12	Sept12
Assets
Current and Long-Term Assets	915,986	906,760	892,495	892,363	881,121	879,192	864,279	840,295
Cash and Cash Equivalents	11,535	12,110	12,196	16,427	16,180	11,347	12,077	12,944
Interbank Investments	137,654	127,014	135,456	144,967	147,485	171,333	151,813	126,772
Securities and Derivative Financial Instruments	333,200	321,970	313,327	313,679	309,027	300,600	315,487	319,537
Interbank and Interdepartmental Accounts	56,115	61,740	56,995	52,121	52,150	52,769	49,762	56,276
Loan and Leasing Operations	302,276	301,914	296,629	286,899	281,982	276,022	267,940	262,748
Allowance for Loan Losses (ALL) (1)	(21,458)	(21,051)	(21,349)	(21,476)	(21,455)	(21,359)	(21,299)	(20,915)
Other Receivables and Assets	96,664	103,063	99,241	99,746	95,752	88,480	88,499	82,933
Permanent Assets	15,146	15,469	15,644	15,331	15,576	15,275	14,813	15,993
Investments	1,887	1,871	1,830	1,910	1,920	1,867	1,865	1,907
Premises and Leased Assets	4,579	4,597	4,668	4,392	4,464	4,550	4,678	4,500
Intangible Assets	8,680	9,001	9,146	9,029	9,192	8,858	8,270	9,586
Total	931,132	922,229	908,139	907,694	896,697	894,467	879,092	856,288
*
Reserve Requirements
Current and Long-Term Liabilities	853,622	847,794	835,917	839,393	829,426	823,788	807,799	789,036
Deposits	213,270	218,709	218,063	216,778	208,485	205,870	211,858	212,869
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	255,611	250,716	256,279	258,580	266,825	281,045	255,591	245,538
Funds from Issuance of Securities	69,877	64,511	57,654	55,427	53,821	47,832	51,359	53,810
Interbank and Interdepartmental Accounts	5,673	5,343	6,864	4,806	3,793	3,815	5,667	3,649
Borrowing and Onlending	54,142	56,724	56,095	51,307	49,121	46,209	44,187	45,399
Derivative Financial Instruments	4,727	3,894	1,808	3,238	3,141	2,590	4,001	4,148
Reserves for Insurance, Pension Plans and Capitalization Bonds	142,732	137,751	136,229	133,554	131,819	127,367	124,217	117,807
Other Reserve Requirements	107,590	110,146	102,925	115,703	112,421	109,060	110,919	105,816
Deferred Income	224	560	677	676	661	632	658	619
Non-controlling Interest in Subsidiaries	486	549	605	592	582	605	588	586
Shareholders' Equity	76,800	73,326	70,940	67,033	66,028	69,442	70,047	66,047
Total	931,132	922,229	908,139	907,694	896,697	894,467	879,092	856,288

(1) Including the allowance for guarantees provided, in June 2014, the allowance for loan losses totaled R$ 21,791 million.

   32   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Adjusted Income Statement

								R$ million
	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12
Net Interest Income	12,066	10,962	11,264	10,729	10,587	10,706	11,109	10,955
- Interest Earning Portion	11,854	10,951	10,986	10,622	10,569	10,509	10,678	10,603
- Non-interest Earning Portion	212	11	278	107	18	197	431	352
ALL	(3,141)	(2,861)	(2,961)	(2,881)	(3,094)	(3,109)	(3,210)	(3,303)
Gross Income from Financial Intermediation	8,925	8,101	8,303	7,848	7,493	7,597	7,899	7,652
Income from Insurance, Pension Plans and Capitalization Bonds(1)	1,270	1,244	1,188	1,100	1,028	1,155	955	1,029
Fee and Commission Income	5,328	5,283	5,227	4,977	4,983	4,599	4,675	4,438
Personnel Expenses	(3,448)	(3,279)	(3,465)	(3,346)	(3,191)	(3,059)	(3,142)	(3,119)
Other Administrative Expenses	(3,575)	(3,486)	(3,848)	(3,631)	(3,578)	(3,455)	(3,755)	(3,565)
Tax Expenses	(1,120)	(1,114)	(1,254)	(987)	(1,017)	(1,123)	(1,098)	(1,038)
Equity in the Earnings (Losses) of Unconsolidated Companies	35	52	26	2	12	3	45	45
Other Operating Income/ (Expenses)	(1,333)	(1,391)	(1,232)	(1,194)	(1,147)	(1,170)	(1,130)	(1,054)
Operating Result	6,082	5,410	4,945	4,769	4,583	4,547	4,449	4,388
Non-Operating Result	(34)	(36)	(31)	(27)	(24)	(38)	(29)	(20)
Income Tax and Social Contribution	(2,215)	(1,871)	(1,696)	(1,638)	(1,553)	(1,538)	(1,488)	(1,455)
Non-controlling Interest	(29)	(30)	(19)	(22)	(28)	(28)	(14)	(20)
Adjusted Net Income	3,804	3,473	3,199	3,082	2,978	2,943	2,918	2,893

(1) Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

NII - Interest and Non-Interest Earning Portion

Net Interest Income Breakdown

Bradesco     33

        Economic and Financial Analysis

NII - Interest and Non-Interest Earning Portion

Net Interest Margin

	R$ million
	Net Interest Income
	1H14	1H13	2Q14	1Q14	Variation
					Half	Quarter
Interest - due to volume					2,235	13
Interest - due to spread					(508)	890
- NII - Interest Earning Portion	22,805	21,078	11,854	10,951	1,727	903
- NII - Non-Interest Earning Portion	223	215	212	11	8	201
Net Interest Income	23,028	21,293	12,066	10,962	1,735	1,104
Average NIM (1)	7.4%	7.2%	7.8%	7.2%

(1) Average Net Interest Income Rate = (Net Interest Income/Average Assets – Repos – Permanent Assets) Annualized

In the comparison between the second quarter of 2014 and the previous quarter, the R$ 1,104 million increase was mainly due to the greater: (i) interest earning portion, totaling R$ 903 million, particularly regarding the Securities/Other, Loan and Funding businesses; and (ii) the non-interest earning portion, totaling R$ 201 million, basically related to the Insurance business.

In the comparison between the first half of 2014 and the same period of the previous year, net interest income rose by R$ 1,735 million, mainly due to: (i) higher interest earning portion, totaling R$ 1,727 million, due to an increased business volume, particularly in the Loan and Funding business lines.

NII - Interest Earning Portion

Interest Earning Portion Breakdown

	R$ million
	Interest Earning Portion Breakdown
	1H14	1H13	2Q14	1Q14	Variation
					Half	Quarter
Loans	15,678	15,048	7,967	7,711	630	256
Funding	2,984	2,061	1,570	1,415	923	155
Insurance	2,045	1,828	1,081	964	217	117
Securities/Other	2,098	2,141	1,236	861	(43)	375
Interest Earning Portion	22,805	21,078	11,854	10,951	1,727	903

The interest earning portion stood at R$ 11,854 million in the second quarter of 2014, against R$ 10,951 million recorded in the previous quarter, accounting for an increase of R$ 903 million. All business lines contributed to this result, particularly: (i) Securities/Others; (ii) Loan; and (iii) Funding, broken down under Securities/Other Margin - Interest Earning Operations, Credit Margin - Interest Earning Operations, and Funding Margin - Interest Earning Operations.

In the comparison between the first half of 2014 and the same period of the previous year, the interest earning portion of the NII was up R$ 1,727 million. The business lines that most contributed to this increase were Loan and Funding.

   34   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

NII - Interest Earning Portion

NII - Interest Earning Portion – Rates

The annualized interest financial margin stood at 7.7% in the second quarter of 2014, up 0.6 p.p. over the previous quarter, mainly due to an improvement of all business lines that make up the interest earning portion, as illustrated in the table below.

NII - Interest Earning Portion – Annualized Average Rates

						R$ million
	1H14			1H13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	15,678	337,264	9.8%	15,048	303,767	10.2%
Funding	2,984	369,896	1.7%	2,061	328,690	1.3%
Insurance	2,045	138,949	3.1%	1,828	128,330	2.9%
Securities/Other	2,098	335,130	1.3%	2,141	304,853	1.4%

Interest Earning Portion	22,805	-	7.4%	21,078	-	7.2%
*
		2Q14			1Q14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,967	339,341	10.1%	7,711	335,187	9.9%
Funding	1,570	365,285	1.8%	1,415	374,507	1.6%
Insurance	1,081	141,206	3.2%	964	136,692	2.9%
Securities/Other	1,236	324,770	1.6%	861	345,490	1.0%

Interest Earning Portion	11,854	-	7.7%	10,951	-	7.1%

Bradesco     35

        Economic and Financial Analysis

Credit Margin - Interest Earning Operations

Credit Margin - Interest Earning Operations – Breakdown

	R$ million
	Credit Margin - Interest Earning Operations
	1H14	1H13	2Q14	1Q14	Variation
					Half	Quarter
Interest - due to volume					1,557	98
Interest - due to spread					(927)	158
Interest Earning Portion	15,678	15,048	7,967	7,711	630	256
Income	27,790	26,478	14,127	13,663	1,312	464
Expenses	(12,112)	(11,430)	(6,160)	(5,952)	(682)	(208)

In the second quarter of 2014, financial margin with loan operations reached R$ 7,967 million, up R$ 256 million over the first quarter of 2014. The variation is the result of: (i) a R$ 158 million increase in the average spread; and (ii) a R$ 98 million increase in average business volume.

In the comparison between the first half of 2014 and the same period of the previous year, the net interest rate was up R$ 630 million. The variation is the result of: (i) a R$ 1.557 million increase in the volume of operations; and partially offset by: (ii) a decrease in the average spread, amounting to R$ 927 million, affected mostly by the change in loan portfolio mix.

   36   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Credit Margin - Interest Earning Operations

Net Credit Margin

The graph above presents a summary of loan activity. The Gross Margin line refers to interest income from loans, net of opportunity cost (a specific rate by type of operation and term).

The ALL curve shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) expenses, plus discounts granted in transactions net of loan recoveries, arising from the sale of foreclosed assets, among others. The increase in expenses for the second quarter of 2014 was partly due to: (i) a decrease in delinquency levels for the previous quarter, due to a delay in the seasonal concentration of expense payments by our customers – this seasonal effect produced only a mild impact, in the second quarter of 2014; and (ii) by the adjustment of provision levels to specific occurrences in corporate client operations.

The net margin curve, which refers to loan interest income net of ALL, remained virtually stable in the second quarter of 2014, compared to the previous quarter. In the comparison between the first half of 2014 and the same period of the previous year, the net margin was up 9.4%, mainly due to: (i) increase in business volume; and (ii) reduction in delinquency costs.

Bradesco     37

        Economic and Financial Analysis

Credit Margin - Interest Earning Operations

Expanded Loan Portfolio(1)

In June 2014, the expanded loan portfolio stood at R$ 435.2 billion, up 0.7% in the quarter and 8.1% over the last 12 months.

In the quarter, we highlight the growth of 1.8% in Individuals. The graph on the right shows that the share of SMEs in the portfolio has decreased, which is mostly due to a higher growth rate of lower-risk products, namely payroll-deductible loan, real estate financing and in the Corporations segment.

The figures for the last 12 months were led by a 9.9% growth for Corporations and 9.6% for Individuals.

(1) In addition to the loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in receivables-backed investment funds (FIDC), mortgage-backed receivables (CRI) and rural loans.

For further information, refer to page 44 herein.

Expanded Loan Portfolio Breakdown by Product and Type of Customer (Individual and Corporate)

A breakdown of expanded loan portfolio products for Individuals is presented below:

Individuals	R$ million			Variation %
	Jun14	Mar14	Jun13	Quarter	12M
Payroll-deductible Loan	28,727	28,100	24,262	2.2	18.4
CDC / Vehicle Leasing	25,248	26,030	29,303	(3.0)	(13.8)
Credit Card	23,793	23,290	21,156	2.2	12.5
Personal Loans	16,694	16,602	16,049	0.6	4.0
Real Estate Financing	15,564	14,521	11,543	7.2	34.8
Rural Loans	9,350	8,813	6,752	6.1	38.5
BNDES/Finame Onlending	6,955	7,014	6,421	(0.8)	8.3
Overdraft Facilities	3,982	3,792	3,455	5.0	15.3
Sureties and Guarantees	372	282	361	31.6	3.1
Other	4,382	4,208	3,959	4.1	10.7
Total	135,068	132,652	123,260	1.8	9.6

Individual segment operations grew by 1.8% in the quarter and 9.6% over the last 12 months. The lines that contributed most to such increase were: (i) real estate financing; and (ii) payroll-deductible loan.

   38   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Credit Margin - Interest Earning Operations

A breakdown of expanded loan portfolio products for Corporations is presented below:

Corporate	R$ million			Variation %
	Jun14	Mar14	Jun13	Quarter	12M
Working Capital	42,869	43,304	44,207	(1.0)	(3.0)
BNDES/Finame Onlending	33,198	33,771	31,345	(1.7)	5.9
Operations Abroad	29,249	31,778	26,638	(8.0)	9.8
Real Estate Financing	21,739	20,900	14,168	4.0	53.4
Export Financing	16,118	15,814	16,024	1.9	0.6
CDC / Leasing	12,787	12,840	13,163	(0.4)	(2.9)
Credit Card	12,649	13,053	13,590	(3.1)	(6.9)
Overdraft Account	11,054	11,060	10,540	-	4.9
Rural Loans	7,376	6,054	4,953	21.8	48.9
Sureties and Guarantees	69,504	67,235	63,022	3.4	10.3
Operations bearing Loan Risk - Commercial Portfolio (1)	33,356	33,342	30,942	-	7.8
Other	10,264	10,495	10,664	(2.2)	(3.8)
Total	300,163	299,645	279,257	0.2	7.5

(1) Including debenture and promissory note operations.

Corporate segment operations grew by 0.2% in the quarter and 7.5% in the last 12 months. The highlights of the quarter were the following lines: (i) rural loans; and (ii) real estate financing. In the last 12 months, the lines that showed significant growth were: (i) real estate financing; and (ii) foreign transactions.

Expanded Loan Portfolio – Consumer Financing(1)

The graph below shows the types of credit related to Consumer Financing of Individual customers, which stood at R$ 94.5 billion in June 2014, up 0.5% for the quarter and up 4.1% over the last 12 months.

The following types of credit posted the strongest numbers for June 2014: (i) personal loans, including payroll-deductible loans, totaling R$ 45.4 billion; and (ii) Vehicle CDC/leasing, totaling R$ 25.2 billion. Together, these operations totaled R$ 70.7 billion, accounting for 74.8% of the Consumer Financing balance.

(1) Including vehicle CDC/leasing, personal loans, revolving credit card and cash and installment purchases at merchants operations.

Bradesco     39

        Economic and Financial Analysis

Credit Margin - Interest Earning Operations

Breakdown of Vehicle Portfolio

	R$ million			Variation %
	Jun14	Mar14	Jun13	Quarter	12M
CDC Portfolio	33,063	33,596	35,805	(1.6)	(7.7)
Individuals	24,805	25,487	28,192	(2.7)	(12.0)
Corporate	8,258	8,109	7,613	1.8	8.5
Leasing Portfolio	2,071	2,358	3,517	(12.2)	(41.1)
Individuals	443	543	1,111	(18.4)	(60.1)
Corporate	1,628	1,815	2,406	(10.3)	(32.3)
Finame Portfolio	11,136	11,404	11,029	(2.4)	1.0
Individuals	701	757	857	(7.4)	(18.2)
Corporate	10,435	10,647	10,172	(2.0)	2.6
Total	46,270	47,358	50,351	(2.3)	(8.1)
Individuals	25,949	26,787	30,160	(3.1)	(14.0)
Corporate	20,321	20,571	20,191	(1.2)	0.6

Vehicle financing operations (individual and corporate customers) totaled R$ 46.3 billion in June 2014, presenting a decrease in quarter-over-quarter and year-over-year comparisons. Of the total vehicle portfolio, 71.5% corresponds to CDC, 24.1% to Finame and 4.4% to Leasing. Individuals represented 56.1% of the portfolio, while corporate customers accounted for the remaining 43.9%.

Expanded Loan Portfolio Concentration – By Sector

The Individual share of the expanded loan portfolio by sector increased both in the quarter and the last 12 months.

Activity Sector	R$ million
	Jun14%		Mar14%		Jun13%
Public Sector	7,359	1.7	7,052	1.6	716	0.2
Private Sector	427,872	98.3	425,245	98.4	401,801	99.8
0
Corporate	292,804	67.3	292,593	67.7	278,239	69.1
Industry	89,141	20.5	90,744	21.0	84,664	21.0
Commerce	54,304	12.5	55,117	12.7	53,852	13.4
Financial Intermediaries	9,042	2.1	9,510	2.2	7,642	1.9
Services	136,461	31.4	133,696	30.9	129,067	32.1
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	3,856	0.9	3,526	0.8	3,014	0.7
Individuals	135,068	31.0	132,652	30.7	123,562	30.7
Total	435,231	100.0	432,297	100.0	402,517	100.0

Note: On June 2014, we refined the classification process of the economic activity sector of credit operations and, for the purposes of comparability, we reclassified previous periods.

   40   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Credit Margin - Interest Earning Operations

Changes in the Expanded Loan Portfolio

Of the R$ 32.7 billion growth in the expanded loan portfolio over the last 12 months, new borrowers accounted for R$ 31.7 billion, or 97.0%, representing 7.3% of the portfolio in June 2014.

(1) Including new loans, contracted over the last 12 months, by customers with operations as of June 2013.

Bradesco     41

        Economic and Financial Analysis

Credit Margin - Interest Earning Operations

Changes in the Expanded Loan Portfolio – By Rating

The chart below shows that the vast majority of new borrowers and remaining debtors as of June 2013 (customers that remained in the loan portfolio for at least 12 months) received ratings between AA and C, demonstrating the adequacy and consistency of the loan assignment and monitoring policy and processes, as well as the quality of guarantees.

Changes in the Extended Loan Portfolio by Rating between June 2013 and 2014
Rating	Total Loan as at June 2014		New Customers from July 2013 and June 2014		Remaining Debtors as at June 2013
	R$ million	%	R$ million	%	R$ million	%
AA - C	409,249	94.0	29,922	94.3	379,326	94.0
D	6,407	1.5	295	0.9	6,112	1.5
E - H	19,575	4.5	1,516	4.8	18,060	4.5
Total	435,231	100.0	31,733	100.0	403,498	100.0

Expanded Loan Portfolio – By Customer Profile

The table below presents the changes in the expanded loan portfolio by customer profile:

Customer Profile	R$ million			Variation %
	Jun14	Mar14	Jun13	Quarter	12M
Corporations	187,983	186,865	171,105	0.6	9.9
SMEs	112,180	112,780	108,153	(0.5)	3.7
Individuals	135,068	132,652	123,260	1.8	9.6
Total Loan Operations	435,231	432,297	402,517	0.7	8.1

Expanded Loan Portfolio – By Customer Profile and Rating (%)

Loans rated between AA and C improved in the quarter and over the last 12 months.

Customer Profile	By Rating
	Jun14			Mar14			Jun13
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Corporations	98.4	0.4	1.2	98.0	0.9	1.1	97.2	2.3	0.5
SMEs	90.3	2.9	6.8	90.6	2.9	6.4	90.5	3.4	6.2
Individuals	91.0	1.7	7.3	91.1	1.7	7.2	89.7	2.1	8.2
Total	94.0	1.5	4.5	93.9	1.7	4.4	93.1	2.5	4.4

   42   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Credit Margin - Interest Earning Operations

Expanded Loan Portfolio – By Business Segment

The quarterly growth of the expanded loan portfolio by business segment was led by the Prime, and Retail segments. Prime, Retail and Corporate loans also recorded the highest increase over the last 12 months.

Business Segments	R$ million						Variation %
	Jun14%		Mar14%		Jun13%		Quarter	12M
Retail	121,878	28.0	120,032	27.8	111,426	27.7	1.5	9.4
Corporate	189,727	43.6	189,040	43.7	175,019	43.5	0.4	8.4
Middle Market	48,199	11.1	48,333	11.2	44,981	11.2	(0.3)	7.2
Prime	20,222	4.6	19,641	4.5	17,082	4.2	3.0	18.4
Other / Non-account Holders (1)	55,206	12.7	55,251	12.8	54,010	13.5	(0.1)	2.2
Total	435,231	100.0	432,297	100.0	402,517	100.0	0.7	8.1

(1) Comprised mostly of non-account holders using vehicle financing, credit cards and payroll-deductible loans.

Expanded Loan Portfolio – By Currency

The balance of foreign currency-indexed and/or denominated loan and onlending operations (excluding ACCs (Advances on Foreign Exchange Contracts)) totaled US$ 15.5 billion in June 2014 (US$ 16.2 billion in March 2014 and US$ 14.4 billion in June 2013), down 4.3% in the quarter and up 7.6% over the last 12 months, in U.S. Dollars. In Brazilian Reais, these operations amounted to R$ 34.0 billion in June 2014 (R$ 36.7 billion in March 2014 and R$ 31.9 billion in June 2013), down 7.4% in the quarter and up 6.6% over the last 12 months.

In June 2014, total loan operations in Reais stood at R$ 401.2 billion (R$ 395.6 billion in March 2014 and R$ 370.6 billion in June 2013), up 1.4% in the quarter and 8.3% in the last 12 months.

Bradesco     43

        Economic and Financial Analysis

Credit Margin - Interest Earning Operations

Expanded Loan Portfolio – by Debtor

Except for the largest debtor range, the concentration level among the largest debtors was lower when compared to the previous quarter. The portfolio quality of the 100 largest borrowers saw a moderate drop in the quarter, based on AA to A rating evaluation.

Loan Portfolio(1) – By Type

The total sum of operations bearing credit risk reached R$ 461.6 billion, up 0.9% in the quarter and 8.5% in the last 12 months.

	R$ million			Variation %
	Jun14	Mar14	Jun13	Quarter	12M
Loans and Discounted Securities	156,010	157,271	149,406	(0.8)	4.4
Financing	117,955	117,900	108,341	-	8.9
Rural and Agribusiness Financing	23,341	21,474	17,580	8.7	32.8
Leasing Operations	4,969	5,271	6,656	(5.7)	(25.3)
Advances on Exchange Contracts	6,414	6,459	6,646	(0.7)	(3.5)
Other Loans	19,978	19,884	16,945	0.5	17.9
Subtotal Loan Operations (2)	328,668	328,257	305,574	0.1	7.6
Sureties and Guarantees Granted (Memorandum Accounts)	69,875	67,518	63,383	3.5	10.2
Operations bearing Credit Risk - Commercial Portfolio (3)	33,356	33,342	30,942	-	7.8
Letters of Credit (Memorandum Accounts)	402	445	966	(9.6)	(58.4)
Advances from Credit Card Receivables	1,386	1,100	1,084	26.0	27.9
Co-obligation in Loan Assignment FIDC/CRI (Memorandum Accounts)	1,432	1,525	449	(6.1)	218.9
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	111	111	120	-	(7.5)
Subtotal of Operations bearing Credit Risk - Expanded Portfolio	435,231	432,297	402,517	0.7	8.1
Other Operations Bearing Credit Risk (4)	26,344	25,230	23,086	4.4	14.1
Total Operations bearing Credit Risk	461,575	457,527	425,603	0.9	8.5

(1) In addition to the Expanded Portfolio, it includes other operations bearing credit risk;
(2) As defined by Bacen;
(3) Including debenture and promissory note operations; and
(4) Including CDI operations, international treasury, swaps, forward currency contracts and investments in FIDC and CRI.

   44   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Credit Margin - Interest Earning Operations

The charts below refer to the Loan Portfolio, as defined by Bacen.

Loan Portfolio(1) – By Flow of Maturities(2)

The loan portfolio by flow of maturities recorded longer maturities for June 2014, compared to the same period of the previous year, mainly due to the contribution of BNDES onlending, real estate financing and payroll-deductible loans. It should be noted that, due to their guarantees and characteristics, these operations are not only exposed to lower risk, but they also provide favorable conditions to gain customer loyalty.

(1) As defined by Bacen; and

(2) Only performing loans.

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        Economic and Financial Analysis

Credit Margin - Interest Earning Operations

Loan Portfolio(1) – Delinquency

Year-over-year, the total delinquency ratio, which is based on transactions due over 90 days, decreased from 3.7% to 3.5%, mainly due to: (i) changes in the portfolio mix; (ii) the continuous improvement of loan granting procedures and systems; and (iii) the improved internal credit risk monitoring models. Quarter-over-quarter, there was a slight increase, mainly due to the lower growth rate experienced by the credit portfolio, as well as of some specific occurrences in corporate client operations.

Even with the lower growth rate presented by the loan portfolio, short-term delinquencies, which include transactions due between 15 and 90 days, have remained stable year-over-year and suffered a slight reduction quarter-over-quarter.

(1) As defined by Bacen.

   46   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Credit Margin - Interest Earning Operations

Allowance for Loan Losses (ALL) vs. Delinquency vs. Losses(1)

The development of the loan portfolio, as well as respective risks, are monitored internally by applying the expanded portfolio concept.

In addition to the allowance for loan losses, required by Bacen Resolution Nº 2.682/99, there is excess ALL to support eventual stress scenarios, as well as other operations/commitments bearing credit risks.

Allowance for Loan Losses totaled R$ 21.8 billion in June 2014, representing 6.6% of the total loan portfolio, and is comprised of: (i) general provision (customer and/or operation rating); (ii) specific provision (non-performing loans); and (iii) excess provision (internal criteria, including provision for guarantees provided).

Provisioning levels are deemed appropriate and sufficient to support possible changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

(1) As defined by Bacen; and

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of excess ALL.

Bradesco     47

        Economic and Financial Analysis

Credit Margin - Interest Earning Operations

It is worth mentioning the assertiveness of the provisioning criteria adopted, which is proven by: (i) analyzing historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent twelve-month period. When analyzed in terms of loss, net of recovery, the coverage margin shows a significant increase – that is, for a provision of 7.0% of the portfolio(1) in June 2013, net loss in the subsequent twelve-month period was 3.1%, meaning that the existing provision exceeded over 125% the loss in the subsequent 12 months.

In June 2013, for a provision of 7.0% of the portfolio(1), gross loss in the subsequent twelve-month period was 4.3%, meaning that the existing provision exceeded the real loss for the subsequent 12 months by over 61%, as illustrated in the graph below.

(1) As defined by Bacen; and

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of excess ALL.

   48   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Credit Margin - Interest Earning Operations

Allowance for Loan Losses(1)

The Non-performing Loans ratio (operations overdue for over 60 days) saw slight decrease in June 2014 when compared to the same period of the previous year, and a slight increase in the quarter. Coverage ratios were stabilized at comfortable levels.

Non-performing Loans (3) / Loan Operations (1) - (%)
5.1
5.0
4.9
4.6
4.4
4.2
4.2
4.4
Sept12
Dec
Mar13
Jun
Sept
Dec
Mar14
Jun

Coverage Ratio
Total Provision (2) / Non-performing Loans (3) - (%)
144.8
147.3
146.0
153.5
156.8
158.9
153.7
149.9
Sept12
Dec
Mar13
Jun
Sept
Dec
Mar14
Jun

Coverage Ratio
Total Provision (2) / Operations Overdue for over 90 Days - (%)
179.0
178.2
179.4
188.6
190.3
192.3
193.8
186.9
Sept12
Dec
Mar13
Jun
Sept
Dec
Mar14
Jun

(1) As defined by Bacen;

(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of excess ALL; and

(3) Loan operations overdue for over 60 days and that do not generate revenue appropriation on accrual accounting.

Bradesco     49

        Economic and Financial Analysis

Credit Margin - Interest Earning Operations

Loan Portfolio – Portfolio Indicators

With a view to facilitating the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

	R$ million (except %)
	Jun14	Mar14	Jun13
Total Loan Operations (1)	328,668	328,257	305,574
- Individuals	133,959	131,553	122,571
- Corporate	194,709	196,704	183,002
Total Provision (2)	21,791	21,407	21,455
- Specific	11,097	10,778	10,879
- Generic	6,685	6,621	6,568
- Excess (2)	4,009	4,008	4,008
Specific Provision / Total Provision (2) (%)	50.9	50.3	50.7
Total Provision (2) / Loan Operations (%)	6.6	6.5	7.0
AA - C Rated Loan Operations / Loan Operations (%)	92.2	92.2	91.3
D Rated Operations under Risk Management / Loan Operations (%)	1.9	2.1	3.0
E - H Rated Loan Operations / Loan Operations (%)	5.9	5.7	5.8
D Rated Loan Operations	6,224	7,013	9,070
Provision for D-rated Operations	1,717	1,910	2,356
D Rated Provision / Loan Operations (%)	27.6	27.2	26.0
D - H Rated Non-Performing Loans	16,551	16,293	16,015
Total Provision (2) / D-to-H-rated Non-performing Loans (%)	131.7	131.4	134.0
E - H Rated Loan Operations	19,388	18,714	17,577
Provision for E-to-H-rated Loan Operations	16,190	15,560	15,380
E - H Rated Provision / Loan Operations (%)	83.5	83.1	87.5
E - H Rated Non-Performing Loans	13,560	12,987	13,029
Total Provision (2) / E-to-H-rated Non-performing Loans (%)	160.7	164.8	164.7
Non-performing Loans (3)	14,538	13,928	13,980
Non-performing Loans (3) / Loan Operations (%)	4.4	4.2	4.6
Coverage Ratio - Total Provision (2) / Non Performing Loans (3) (%)	149.9	153.7	153.5
Loan Operations Overdue for over 90 days	11,658	11,048	11,374
Loan Operations Overdue for over 90 days / Loan Operations (%)	3.5	3.4	3.7
Coverage Ratio - Total Provision (2) / Operations Overdue for over 90 days (%)	186.9	193.8	188.6

(1) As defined by Bacen;
(2) Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit and standby letters of credit, which comprises the concept of excess ALL; and
(3) Loan operations overdue for over 60 days and that do not generate revenue appropriation on accrual accounting.

   50   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Funding Margin - Interest Earning Operations

Funding Margin Breakdown – Interest Earning Operations

	R$ million
	Funding Margin - Interest Earning Operations
	1H14	1H13	2Q14	1Q14	Variation
					Half	Quarter
Interest - due to volume					332	(40)
Interest - due to spread					591	195
Interest Earning Portion	2,984	2,061	1,570	1,415	923	155

Quarter-over-quarter, the Funding margin increased 11.0%, or R$ 155 million, in the second quarter of 2014. The variation occurred mainly due to a R$ 195 million increase in the average spread, due to the increase Selic rate; and offset by: (ii) a R$ 40 million decrease in the volume of operations.

In the comparison between the first half of 2014 and the same period of the previous year, the Funding margin was up 44.8% or R$ 923 million. The variation occurred mainly due to: (i) the R$ 591 million increase in average spread as a result of an improved cost structure, with greater focus on funding obtained from Retail customers, associated with the increased Selic rate; and (ii) the greater volume of operations, amounting to R$ 332 million.

Bradesco     51

        Economic and Financial Analysis

Funding Margin - Interest Earning Operations

Loans vs. Funding

To analyze Loan Operations in relation to Funding, the following should be deducted from total customer funding: (i) the amount committed to reserve requirements at Bacen, (ii) the amount of available funds held at customer service network, as well as (iii) funds from domestic and foreign lines of credit that finance the demand for loans.

Bradesco depends little on interbank deposits and foreign lines of credit, given its capacity to effectively obtain funding from customers. This is a result of: (i)the outstanding location of its Service Points; (ii) the broad diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin, which proves that Bradesco is capable of meeting demand for loaning funds through its own funding.

	R$ million			Variation %
Funding vs. Investments
	Jun14	Mar14	Jun13	Quarter	12 M
Demand Deposits + Sundry Floating	39,913	42,411	39,965	(5.9)	(0.1)
Savings Deposits	84,319	82,098	72,627	2.7	16.1
Time Deposits + Debentures (1)	158,532	161,210	158,650	(1.7)	(0.1)
Funds from Financial Bills (2)	61,809	54,115	41,700	14.2	48.2
Customer Funds	344,573	339,834	312,942	1.4	10.1
(-) Reserve Requirements	(53,502)	(58,919)	(50,246)	(9.2)	6.5
(-) Available Funds	(7,651)	(7,250)	(11,618)	5.5	(34.1)
Customer Funds Net of Reserve Requirements	283,420	273,665	251,078	3.6	12.9
Onlending	40,414	41,057	38,033	(1.6)	6.3
Securities Abroad	8,068	10,395	12,121	(22.4)	(33.4)
Borrow ing	13,727	15,667	11,088	(12.4)	23.8
Other (Subordinated Debt + Other Borrow ers - Cards)	49,674	51,046	50,403	(2.7)	(1.4)
Total Funding (A)	395,303	391,830	362,723	0.9	9.0
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	365,356	364,779	339,134	0.2	7.7
B/A (%)	92.4	93.1	93.5	(0.7) p.p.	(1.1) p.p.

(1)  Debentures mainly used to back repos; and

(2) Including: Collateral Mortgage Notes, Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates.

   52  Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Funding Margin - Interest Earning Operations

Main Funding Sources

The following table presents changes in main funding sources:

	R$ million			Variation %
	Jun14	Mar14	Jun13	Quarter	12M
Demand Deposits	36,176	38,569	36,586	(6.2)	(1.1)
Savings Deposits	84,319	82,098	72,627	2.7	16.1
Time Deposits	92,254	97,387	98,573	(5.3)	(6.4)
Debentures (1)	66,278	63,823	60,077	3.8	10.3
Borrowing and Onlending	54,142	56,724	49,121	(4.6)	10.2
Funds from Issuance of Securities (2)	69,877	64,511	53,821	8.3	29.8
Subordinated Debts	35,384	35,840	36,222	(1.3)	(2.3)
Total	438,430	438,952	407,027	(0.1)	7.7

(1) Considering mostly debentures used to back repos; and

(2) Including: Financial Bills, on June 30, 2014, amounting to R$ 48,111 million (R$ 41,688 million on March 31, 2014; and R$ 31,878 million on June 30, 2013).

Demand Deposits

The R$ 2,393 million reduction in the second quarter of 2014 compared to the previous quarter, and the R$ 410 million reduction compared to the same period in the previous year were due mostly to new business opportunities offered to customers made possible by the interest rate fluctuations in the period.

(1) Additional installment not included.

Savings Deposits

Savings deposits increased 2.7% in the quarter-over-quarter comparison and 16.1% compared to the same period in the previous year, mainly as a result of: (i) greater funding volume; (ii) the yield of savings account reserve; and (iii) increase in voluntary deposits by clients.

Bradesco has been increasing its savings accounts base at a constant level, posting a net growth of 4.1 million new savings accounts over the last 12 months.

(1) Additional installment not included.

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        Economic and Financial Analysis

Funding Margin - Interest Earning Operations

Time Deposits

In the second quarter of 2014, time deposits totaled R$ 92,254 million, presenting a reduction of 5.3% quarter-over-quarter, and 6.4% on the same period of the previous year.

This performance was due mostly to new investment alternatives available to customers.

(1) As defined by Bacen.

Debentures

On June 30, 2014, Bradesco’s debentures balance reached R$ 66,278 million, a 3.8% increase in the quarter-over-quarter comparison, and a 10.3% increase over the last 12 months.

These variations are mainly due to the placement and maturity of the securities, which are also used to back repos that are, in turn, impacted by the levels of economic activity.

Borrowing and Onlending

The R$ 2.582 million decrease in the quarter-over-quarter comparison was mainly driven by: (i) a R$ 1.905 million decrease borrowing and onlending denominated and/or indexed in foreign currency, basically reflecting (a) settlement of operations; and (b) negative exchange variation of 2.7% in the period; and (ii) a R$ 677 million decrease in the volume of funds raised through borrowing and onlending in Brazil, led by Finame and BNDES operations.

In the comparison between the first half of 2014 and the same period of the previous year, the borrowing and onlending balance rose by R$ 5,021 million, which was mostly due to: (i) the R$ 2,707 million increase in foreign-currency-denominated and/or indexed borrowing and onlending, from R$ 11,214 million in June 2013 to

R$ 13,921 million in June 2014, mainly driven by: (i) the increase in the volume of funds raised; and (ii) the R$ 2,314 million increase in volume of funds raised through borrowing and onlending in Brazil, led by Finame operations.

   54   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Funding Margin - Interest Earning Operations

Funds from the Issuance of Securities

Funds from Issuance of Securities totaled R$ 69,877 million, up 8.3% or R$ 5,366 million in the quarter, mainly due to: (i) increased inventory of Financial Bills, whose balance increased R$ 6,423 million; and (ii) higher volume of Mortgage Bonds, totaling R$ 2,042 million; and partially offset by: (iii) the R$ 2,328 million reduction in the volume of securities issued abroad, basically reflecting: (a) the maturity of such securities; and (b) the negative exchange rate variation of 2.7% in the period.

In the comparison between the first half of 2014 and the same period of the previous year, the R$ 16,056 million increase was mainly driven by: (i) increased inventory of Financial Bills, from R$ 31,878 million in June 2013 to R$ 48,111 million in June 2014, mainly due to new issuances in the period; (ii) higher volume of Mortgage Bonds, in the amount of R$ 4,277 million; and

partially offset by: (iii) R$ 4,053 million reduction in the volume of securities issued abroad.

(1) Considering: Mortgage Notes, Mortgage Bonds, Letters of Credit for Agribusiness, Debentures, MTN Program Issues, Cost of issuances over funding and Structured Operations Certificates.

Subordinated Debt

Subordinated Debt totaled R$ 35,384 million in June 2014 (R$ 7,726 million abroad and R$ 27,658 million in Brazil), down 1.3% quarter-over-quarter and 2.3% year-over-year, essentially due to the maturity of debts.

Bradesco     55

        Economic and Financial Analysis

Securities/Other Margin – Interest Earning Operations

Securities/Other Margin Breakdown – Interest Earning Operations

	R$ million
	Securities/Other Margin - Interest Earning Operations
	1H14	1H13	2Q14	1Q14	Variation
					Half	Quarter
Interest - due to volume					190	(79)
Interest - due to spread					(233)	454
Interest Earning Portion	2,098	2,141	1,236	861	(43)	375
Income	16,488	14,444	8,820	7,668	2,044	1,152
Expenses	(14,390)	(12,303)	(7,584)	(6,807)	(2,087)	(777)

Securities/Other Margin – Interest Earning Operations rose R$ 375 million between the second quarter of 2014 and the previous quarter. The variation was mainly due to: (i) a R$ 454 million increase in the average spread, reflecting the behavior of the pricing of fixed income securities portfolio in the quarter; and partially offset by: (ii) a R$ 79 million decrease in the volume of operations.

In the comparison between the first half of 2014 and the same period of the previous year, the Securities/Other Margin - Interest Earning Operations was down R$ 43 million. This result was primarily due to: (i) a reduced average spread, totaling R$ 233 million, as well as the pricing of fixed income securities portfolio; and partially offset by: (ii) a greater volume of operations, which impacted the result in R$ 190 million.

Insurance Margin - Interest Earning Operations

Insurance Margin Breakdown – Interest Earning Operations

	R$ million
	Insurance Margin - Interest Earning Operations
	1H14	1H13	2Q14	1Q14	Variation
					Half	Quarter
Interest - due to volume					156	35
Interest - due to spread					61	82
Interest Earning Portion	2,045	1,828	1,081	964	217	117
Income	7,055	3,827	3,607	3,448	3,228	159
Expenses	(5,010)	(1,999)	(2,526)	(2,484)	(3,011)	(42)

In the quarter-over-quarter comparison, interest financial margin from insurance operations increased R$ 117 million, or 12.1%, impacted by: (i) the R$ 82 million increase in average spread, basically reflecting the IPCA and IGP-M indexes’ behavior in the quarter; and (ii) the greater volume of operations, which amounted to R$ 35 million.

In the year-over-year comparison, Insurance Margin - Interest Earning Operations increased 11.9%, or R$ 217 million, mostly due to: (i) a greater volume of operations, which amounted to R$ 156 million; and (ii) a R$ 61 million increase in the average spread.

   56   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

NII - Non-Interest Earning Portion

NII - Non-Interest Earning Portion – Breakdown

	R$ million
	NII - Non-Interest Earning Portion
	1H14	1H13	2Q14	1Q14	Variation
					Half	Quarter
Funding	(154)	(146)	(77)	(77)	(8)	-
Insurance	(32)	62	49	(80)	(94)	129
Securities/Other	409	299	240	168	110	72
Total	223	215	212	11	8	201

The non-interest earning portion of the net interest income in the second quarter of 2014 was R$ 212 million, versus R$ 11 million in the previous quarter, which amounted to a R$ 201 million increase primarily due to an increase in the Insurance and Securities/Other margin. In the comparison between the first half of 2014 and the same period of the previous year, the non-interest earning portion of the net interest income was up R$ 8 million. The variations in non-interest earning portion of the net interest income were mostly a result of the following:

•       Insurance – represented by gains/losses from variable-income securities; the variations in the periods are associated with market conditions, which enable greater/lower gain opportunity; and

•       "Securities/Other" - the increase of R$ 72 million and R$ 110 million quarter-over-quarter and year-over-year, respectively, were due to increased market volatility in the period.

Bradesco     57

        Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Below is the analysis of the Statement of Financial Position and Income Statement of Grupo Bradesco Seguros e Previdência:

Consolidated Statement of Financial Position

	R$ million
	Jun14	Mar14	Jun13
Assets
Current and Long-Term Assets	165,203	158,370	152,459
Securities	154,261	147,725	141,984
Insurance Premiums Receivable	2,969	2,779	2,546
Other Loans	7,973	7,866	7,929
Permanent Assets	4,434	4,342	3,936
Total	169,637	162,712	156,395
Reserve Requirements
Current and Long-Term Liabilities	150,230	144,495	139,412
Tax, Civil and Labor Contingencies	2,354	2,317	2,792
Payables on Insurance, Pension Plan and Capitalization Bond Operations	446	412	355
Other Reserve Requirements	4,699	4,015	4,446
Insurance Technical Reserves	12,272	11,728	11,698
Life and Pension Plan Technical Reserves	124,192	119,942	114,383
Capitalization Bond Technical Reserves	6,267	6,081	5,738
Non-controlling Interest	594	615	641
Shareholders' Equity	18,813	17,602	16,342
Total	169,637	162,712	156,395

Consolidated Income Statement

				R$ million
	1H14	1H13	2Q14	1Q14
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	25,442	24,191	13,992	11,450
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond	14,469	12,605	7,378	7,091
Financial Result from the Operation	2,108	1,828	1,098	1,010
Sundry Operating Income	383	410	188	195
Retained Claims	(8,275)	(7,271)	(4,193)	(4,082)
Capitalization Bond Draws and Redemptions	(2,260)	(1,883)	(1,173)	(1,087)
Selling Expenses	(1,417)	(1,266)	(737)	(680)
General and Administrative Expenses	(1,091)	(1,023)	(553)	(538)
Tax Expenses	(318)	(280)	(158)	(160)
Other Operating Income/Expenses	(409)	(223)	(236)	(173)
Operating Result	3,190	2,897	1,614	1,576
Equity Result	324	218	160	164
Non-Operating Result	(21)	(20)	(9)	(12)
Income before Taxes and Profit Sharing	3,493	3,095	1,765	1,728
Income Tax and Contributions	(1,273)	(1,141)	(641)	(632)
Profit Sharing	(45)	(33)	(21)	(24)
Non-controlling Interest	(63)	(60)	(31)	(32)
Net Income	2,112	1,861	1,072	1,040

Note: For comparison purposes, the effects non-recurring events have not been considered.

   58   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Income Distribution of Grupo Bradesco Seguros e Previdência

								R$ million
	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12
Life and Pension Plans	698	639	582	552	564	542	570	493
Health	184	192	175	139	155	167	167	133
Capitalization Bonds	119	110	101	105	97	131	103	86
Basic Lines and Other	71	99	143	82	115	90	124	125
Total	1,072	1,040	1,001	878	931	930	964	837

Performance Ratios

	%
	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12
Claims Ratio (1)	70.2	70.1	71.1	72.7	71.1	69.6	70.5	70.4
Expense Ratio (2)	11.2	10.4	10.9	10.4	10.9	11.0	11.6	11.3
Administrative Expenses Ratio (3)	4.0	4.7	4.3	4.9	4.1	4.3	4.2	5.0
Combined Ratio (4) (5)	86.3	86.4	86.1	86.9	85.5	86.0	86.6	86.5

(1)	Retained Claims/Earned Premiums;
(2)	Sales Expenses/Earned Premiums;
(3)	Administrative Expenses/Net Written Premiums;
(4)	(Retained Claims + Sales Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/Net Written Premiums; and
(5)	Excluding additional reserves.

Note:  For comparison purposes, the effects non-recurring events have not been considered.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

Income increased by 22.2% in the second quarter of 2014, compared to the previous quarter, driven by the Life and Pension Plans, Auto/RE and Capitalization Bonds products, which grew 46.2%, 10.9% and 7.1%, respectively.

Production increased 5.2% in the first half of 2014 when compared to the same period in the previous year. This result was led by Auto RE, Health and Capitalization Bond products, which grew 31.5%, 21.1% and 18.3%, respectively.

Bradesco     59

        Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

   60   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Retained Claims by Insurance Line

Bradesco     61

        Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Insurance Sales Ratio by Segment

   62   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Efficiency Ratio

General and Administrative Expenses/Revenue

The 0.7 p.p. improvement in efficiency ratio for the second quarter of 2014, when compared to the first quarter of 2014, was mostly due to: (i) the benefits generated by cost-cutting measures; and (ii) a 22.2% growth in revenue for the period.

Bradesco     63

        Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Technical Reserves

   64   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Bradesco Vida e Previdência

	R$ million (unless otherwise stated)
	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12
Net Income	698	639	582	552	564	542	570	493
Premium and Contribution Income (1)	7,301	4,994	8,505	4,971	7,535	5,698	8,053	5,002
- Income from Pension Plans and VGBL	6,117	3,898	7,317	3,838	6,475	4,677	6,976	3,988
- Income from Life/Personal Accidents Insurance Premiums	1,184	1,096	1,188	1,133	1,060	1,021	1,077	1,014
Technical Reserves	124,192	119,942	119,228	115,814	114,383	110,527	108,371	102,425
Investment Portfolio	129,193	126,001	124,655	121,211	119,842	118,380	117,418	110,182
Claims Ratio	31.5	29.9	37.3	43.3	37.3	35.1	37.4	34.6
Expense Ratio	20.7	21.8	21.2	21.8	18.8	23.4	23.3	21.2
Combined Ratio	57.8	58.6	67.3	72.6	61.0	70.0	68.1	60.8
Participants / Policyholders (in thousands)	27,789	27,451	28,256	28,044	27,030	25,722	25,837	25,295
Premium and Contribution Income Market Share (%) (2)	27.5	26.1	30.2	29.1	28.8	24.6	29.6	28.8
Life/AP Market Share - Insurance Premiums (%) (2)	17.0	17.6	17.0	16.9	16.3	16.4	18.0	17.8

(1)	Life/VGBL/PGBL/Traditional; and
(2)	The second quarter of 2014 includes the latest data released by Susep (May/14).

Note: For comparison purposes, the effects non-recurring events have not been considered.

Based on the solid structure, innovative product policy and market trust earned, Bradesco Vida e Previdência accounted for 27.5% of the pension plan and VGBL income.

Net income for the second quarter of 2014 was up 9.2% compared to the previous quarter, mainly due to: (i) a 46.2% increase in revenue; (ii) improved administrative efficiency ratio; (iii) improved financial result; and partially offset by: (iv) the 1.6 p.p. increase in Life claims ratio.

Net income for the first half of 2014 was up 20.9% compared to the same period of the previous year, mainly due to: (i) the 5.6 p.p. decrease in the claims ratio; (ii) improved financial and equity result; and (iii) reduced general and administrative expenses.

Bradesco     65

        Economic and Financial Analysis

Bradesco Vida e Previdência

Technical reserves for Bradesco Vida e Previdência stood at R$ 124.2 billion in June 2014. These reserves were comprised of R$ 117.9 billion from Pension Plans and VGBL and R$ 6.3 billion from Life, Personal Accidents and Other Lines. The total amounts to an increase of 8.6% over the same period of the previous year.

The Pension Plan and VGBL Investment Portfolio accounted for 31.7% of market funds in April 2014 (source: Fenaprevi).

Growth of Participants and Life and Personal Accident Policyholders

In June 2014, the number of Bradesco Vida e Previdência customers rose 2.8% when compared to June 2013, surpassing a total of 2.4 million pension plan and VGBL plan participants and 25.3 million life and personal accident participants. This impressive growth was fueled by the strength of the Bradesco brand and the improvement of selling and management policies.

   66   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Bradesco Saúde and Mediservice

	R$ million (unless otherwise stated)
	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12
Net Income	184	192	175	139	155	167	167	133
Net Written Premiums	3,509	3,372	3,274	3,154	2,926	2,787	2,727	2,498
Technical Reserves	6,149	5,794	5,726	6,585	6,503	6,308	5,582	5,466
Claims Ratio	86.1	86.9	88.5	89.8	87.3	84.7	85.3	86.9
Expense Ratio	4.6	4.1	5.4	5.4	5.4	5.2	5.1	5.0
Combined Ratio	97.7	96.9	99.5	99.6	98.9	96.2	98.5	99.9
Policyholders (in thousands)	4,360	4,273	4,173	4,117	4,082	3,985	3,964	3,873
Written Premiums Market Share (%) (1)	45.7	45.4	46.0	45.6	48.8	48.2	45.3	46.8

(1) The second quarter of 2014 includes the latest data released by ANS (May/14).

Note: For comparison purposes, the effects non-recurring events have not been considered.

Net income for the second quarter of 2014 was down 4.2% compared to the previous quarter, mainly due to: (i) the increase in the combined ratio, partly impacted by: (a) sales figures; and (b) higher operating expenses; and partially offset by: (ii) a 4.1% increase in revenue; and (iii) a 0.8 p.p. drop in the claims ratio.

Net income for the first half of 2014 was up 16.8% compared to the same period in the previous year, mainly due to: (i) a 20.4% increase in revenue; (ii) a 0.9 p.p. drop in sales; (iii) improved financial and equity result; (iv) improvement in the administrative efficiency ratio; partially offset by (v) a 0.3 p.p. increase in the claims ratio.

In June 2014, Bradesco Saúde and Mediservice maintained a strong market position in the corporate segment (source: ANS).

Over 92,000 companies in Brazil have Bradesco Saúde insurance and Mediservice plans.

Of the 100 top-grossing companies in Brazil, 63 are Bradesco Saúde and Mediservice customers (source: Exame magazine’s Melhores e Maiores ranking, June 2014).

Bradesco     67

        Economic and Financial Analysis

Bradesco Saúde and Mediservice

Number of Bradesco Saúde and Mediservice Policyholders

Both companies have a combined total of over 4.3 million customers. The high share of corporate policies in the overall portfolio (95.8% in June 2014) shows the companies’ high level of specialization and customization in the corporate segment.

We highlight the Small and Mid-Sized Group Insurance (SPG) portfolio, which covered approximately over 829,000 lives in June 2014, up 22.2% when compared to the same period in 2013.

Bradesco Capitalização

	R$ million (unless otherwise stated)
	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12
Net Income	119	110	101	105	97	131	103	86
Capitalization Bond Income	1,290	1,205	1,296	1,234	1,126	983	1,089	1,013
Technical Reserves	6,267	6,081	5,900	5,762	5,738	5,623	5,449	5,165
Customers (in thousands)	3,456	3,485	3,475	3,428	3,439	3,462	3,459	3,426
Premium Income Market Share (%) (1)	23.6	24.3	22.1	21.8	20.9	22.1	23.1	22.8

(1)  The second quarter of 2014 includes the latest data released by Susep (May/14).

Net income for the second quarter of 2014 rose 8.2% when compared to the previous quarter, mainly due to: (i) 7.1% increase in income; (ii) improved financial result; and (iii) reduction in the administrative efficiency ratio.

Net income for the first half of 2014 was up 0.4% when compared to the same period in the previous year, due to: (i) a 18.3% increase in income; (ii) improved administrative efficiency ratio; and (iii) improved financial result.

   68   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Bradesco Capitalização

Bradesco Capitalização ended the first half of 2014 in the top portion of the ranking of capitalization bond companies, due to its policy of transparency and of adjusting its products based on potential consumer demand.

In order to offer the capitalization bond that best fits the profile and budget of each customer, Bradesco Capitalização has developed several products that vary in accordance with payment method (lump sum or monthly), contribution term, frequency and amount of premium payments. This phase was highlighted by a closer relationship with the public through the consolidation of Pé Quente Bradesco products.

Among these products, it is worth pointing out the performance of the social and environmental products, from which a part of the profit is allocated to socially responsible projects, while also allowing the customer to create a financial reserve. Bradesco Capitalização currently has partnerships with the following social and environmental institutions: (i) SOS Mata Atlântica Foundation (contributes to the conservation of biological and cultural diversity of the Atlantic Forest, stimulating social and environmental citizenship); (ii) Amazonas Sustentável Foundation (contributes to the sustainable development, environmental preservation and improvement to the quality of life of communities that benefit from the preservation centers in the state of Amazonas); (iii) the Brazilian Cancer Control Institute (contributes to the development of projects for the prevention, early diagnosis and treatment of breast cancer in Brazil); and (iv) Tamar Project (created to save sea turtles).

The portfolio is composed of 22.7 million active bonds, of which: 35.9% are Traditional Bonds sold in the branch network and at Bradesco Dia&Noite service channels, and 64.1% are incentive bonds (assignment of drawing rights), such as partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE, which were up 1.4% over June 2013. Given that the purpose of this type of capitalization bond is to add value to the product of an associated company or even to encourage timely payment by its customers, bonds have reduced maturity and grace terms and lower sale price.

Bradesco     69

        Economic and Financial Analysis

Bradesco Auto/RE and Atlântica Companhia de Seguros

	R$ million (unless otherwise stated)
	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12
Net Income	38	86	71	25	43	28	10	42
Net Written Premiums	1,551	1,399	1,108	1,276	1,204	1,039	1,014	1,239
Technical Reserves	5,689	5,314	4,998	5,003	4,817	4,643	4,577	4,508
Claims Ratio	62.5	58.0	59.1	59.5	58.6	58.5	63.7	63.9
Expense Ratio	21.8	20.9	19.6	18.9	18.0	17.7	17.8	18.7
Combined Ratio	107.6	103.6	104.5	101.6	100.8	105.6	109.6	105.8
Policyholders (in thousands)	3,690	3,882	3,613	3,631	3,652	3,798	3,871	3,968
Premium Income Market Share (%) (1)	10.4	10.3	8.8	9.1	9.1	8.8	10.0	10.5

(1) The second quarter of 2014 includes the latest data released by Susep (May/14).

Note: We are considering Atlântica Companhia de Seguros as of the first quarter of 2014.

Income increased 10.9% in the second quarter of 2014, compared to the previous quarter. Net income for the quarter was down 55.8% compared to the previous quarter, due to: (i) 4.5 p.p. increase in claims ratios; and (ii) improved financial and equity result.

Income was up 31.5% in the first half of 2014, compared to the same period in the previous year. Net income was up 74.6%, mainly due to: (i) improved financial and equity result; (ii) improved administrative efficiency ratio; and partially offset by: (iii) 1.9 p.p. increase in claims ratios; and (iv) 3.5 p.p. increase in the expense ratio.

In the Property Insurance segment, the focus on large brokers and Corporate and Middle Market customers was maintained. This results in renewal of the main accounts, whether as the leading company or through participation in co-insurance. In Aviation and Maritime Hull insurance, the increased exchange with Corporate and Middle Market segments has been drawn on extensively, taking full advantage of the stronger sales of new aircraft and those of the maritime segment.

The transportation segment is still the primary focus, with essential investments made to leverage new business.

Despite strong competition in the Auto/RCF line, the insurer increased its fleet to approximately 1.6 million vehicles—which proves its power of competitiveness, mainly due to the establishment of a refined and segmented quoting process. Another important fact relates to improvements to current products and the creation of products for a specific target market. Among them, it is worth noting the launch of the First Vehicular Protection of Bradesco Seguro (Bradesco Seguro Primeira Proteção Veicular), exclusive to Bradesco’s account holders, which provides assistance to new and used vehicles with as many as 15 years of use, through the Day and Night Support Services. The launch of the Harley-Davidson Insurance, with exclusive coverage and services provided to owners of the world’s most famous motorcycles.

In order to provide its customers with a better service, Bradesco Auto/RE currently has 27 Bradesco Auto Centers (BAC), which offer policyholders the greatest variety of services in a single place, including: auto claims services, rental car reservations, installation of anti-theft equipment, preventative maintenance checks, glass repairs or replacement and environmental vehicle inspections.

   70   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Number of Policyholders at Auto/RE

Mass insurance targets individuals, self-employed professionals and SMEs. The launch of new products combined with the continuous improvement to methods and systems has contributed to maintenance of customer base, which comprises around 3.7 million customers in the last 12 months.

It is worth pointing out that we continued with a strong strategy for the Residential Insurance segment, totaling more than 1.7 million insured homes. We recently launched Monthly Home Insurance, a product that can be debited directly from customers’ checking accounts.

Bradesco     71

        Economic and Financial Analysis

Fee and Commission Income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

Fee and Commission Income						R$ million
	1H14	1H13	2Q14	1Q14	Variation
					Half	Quarter
Card Income	3,818	3,421	1,919	1,899	397	20
Checking Account	1,916	1,722	972	944	194	28
Loan Operations	1,198	1,090	625	573	108	52
Fund Management	1,139	1,131	578	562	8	16
Collection	768	710	388	380	58	8
Consortium Management	413	344	214	199	69	15
Underwriting / Financial Advisory Services	381	346	160	221	35	(61)
Custody and Brokerage Services	246	260	121	125	(14)	(4)
Payments	196	166	100	96	30	4
Other	536	391	251	284	145	(33)
Total	10,611	9,582	5,328	5,283	1,030	45

Explanations of the main items that influenced the variation in Fee and Commission Income between periods can be found below.

   72   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Fee and Commission Income

Card Income

In the second quarter of 2014, card income increased to R$ 1,919 million, up R$ 20 million over the previous quarter, mainly due to: (i) increased volume of transactions in the period; and (ii) increased income for the period.

In the comparison between the first half of 2014 and the same period of the previous year, card income was up 11.6%, or R$ 397 million, mainly due to: (i) the increase in revenue from purchases and services, resulting from the 11.3% increase in card revenue, which amounted to R $ 62.8 billion in the first half of 2014; (ii) the increase in the credit and debit card base; and (iii) the increase in transactions in the period.

Bradesco     73

        Economic and Financial Analysis

Fee and Commission Income

Checking Account

Checking account service revenues were up 3.0% in the second quarter of 2014, compared to the previous quarter, mainly due to: (i) the expansion of the customer service portfolio; and (ii) an increase in business volume.

In the comparison between the first half of 2014 and the same period of the previous year, this revenue was up R$ 194 million, or 11.3%, mainly due to: (i) the expansion of the checking account customer base, which posted a net increase of 251,000 active checking account holders (226,000 individual customers and 25,000 corporate customers); (ii) the expansion of the customer service portfolio; and (iii) an increase in business volume

Loan Operations

Loan operation revenue totaled R$ 625 million in the second quarter of 2014, up 9.1% compared to the previous quarter mainly due to the increased volume of operations contracted in the quarter.

Year-over-year, the 9.9% increase in the first half of 2014 was mainly driven by: (i) increased volume of operations contracted in the period; and (ii) greater income from collaterals, up 10.8%, derived mostly from a 10.2% growth in the volume of Sureties and Guarantees.

   74   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Fee and Commission Income

Fund Management

In the second quarter of 2014, income from fund management totaled R$ 578 million, up R$ 16 million, compared to the previous quarter, mainly due to the 5.3% increase in the volume of funds and portfolios raised and managed.

In the comparison between the first half of 2014 and the same period of the previous year, the R$ 8 million increase was mainly driven by: (i) the growth in the average volume of funds and portfolios raised and managed in the period; and (ii) a 12.0% increase in the Ibovespa index in the period, impacting income from managed funds and portfolios pegged to equities.

Shareholders' Equity	R$ million			Variation %
	Jun14	Mar14	Jun13	Quarter	12M
Investment Funds	423,668	402,449	387,172	5.3	9.4
Managed Portfolios	30,964	28,649	31,350	8.1	(1.2)
Third-Party Fund Quotas	7,614	8,078	8,715	(5.7)	(12.6)
Total	462,246	439,176	427,237	5.3	8.2
x	x	x	x	x	x
Distribution	R$ million			Variation %
	Jun14	Mar14	Jun13	Quarter	12M
Investment Funds – Fixed Income	395,546	375,054	359,835	5.5	9.9
Investment Funds – Equities	28,122	27,395	27,337	2.7	2.9
Investment Funds – Third-Party Funds	5,496	5,828	6,851	(5.7)	(19.8)
Total - Investment Funds	429,164	408,277	394,023	5.1	8.9
x
Managed Portfolios - Fixed Income	21,870	20,297	23,053	7.7	(5.1)
Managed Portfolios – Equities	9,094	8,352	8,297	8.9	9.6
Managed Portfolios - Third-Party Funds	2,118	2,250	1,864	(5.9)	13.6
Total - Managed Funds	33,082	30,899	33,214	7.1	(0.4)
x
Total Fixed Income	417,416	395,351	382,888	5.6	9.0
Total Equities	37,216	35,747	35,634	4.1	4.4
Total Third-Party Funds	7,614	8,078	8,715	(5.7)	(12.6)
Overall Total	462,246	439,176	427,237	5.3	8.2

Bradesco     75

        Economic and Financial Analysis

Fee and Commission Income

Cash Management Solutions (Payments and Collection)

In the second quarter of 2014, income from payments and collections increased by R$ 12 million compared to the previous quarter, mainly due to an increase in business volume.

Year over year, the 10.0% – or R$ 88 million – increase in the first half of 2014 was mainly due to the greater volume of processed documents, up from 1,037 million in the first half of 2013 to 1,078 million in the first half of 2014, up 4.0% in the period.

Consortium Management

In the second quarter of 2014, income from consortium management was up 7.5% over the previous quarter, driven by sales in the period. On June 30, 2014, Bradesco had 1.010 thousand active quotas (957,000 active quotas on March 31, 2014), ensuring a leading position in all the segments it operates (real estate, auto and trucks/tractors/machinery and equipment).

In the comparison between the first half of 2014 and the same period of the previous year, the 20.1% increase in income from consortium management was mainly driven by: (i) a higher volume of bids received; (ii) the increase in the average ticket; and (iii) the increase in sales of new quotas, from 821 thousand active quotas on June 30, 2013 to 1.010 thousand active quotas on June 30, 2014, an increase of 189 thousand net quotas.

   76   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Fee and Commission Income

Custody and Brokerage Services

Custody service income reached R$ 121 million in the second quarter of 2014 and R$ 246 million in the first half of 2014, down 3.2% quarter-over-quarter and 5.4% year-over-year. This behavior is mainly attributed to lower volumes traded on BM&FBovespa, which affected the brokerage income.

Underwriting/Financial Advisory Services

The quarter-over-quarter R$ 61 million reduction resulted primarily from the excellent performance in the capital market during the first quarter of 2014. It is important to note that variations recorded in this income derive from the volatile behavior of the capital market.

In the comparison between the first half of 2014 and the same period of the previous year, the R$ 35 million increase is mainly related to the higher business volume in the period.

Bradesco     77

        Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel and Administrative Expenses						R$ million
	1H14	1H13	2Q14	1Q14	Variation
					Half	Quarter
Personnel Expenses
Structural	5,373	5,054	2,727	2,646	320	81
Payroll/Social Charges	3,980	3,755	2,026	1,954	225	72
Benefits	1,393	1,299	701	692	94	9
Non-Structural	1,353	1,197	721	633	157	88
Management and Employee Profit Sharing	749	672	390	360	76	31
Provision for Labor Claims	403	374	220	182	29	38
Training	54	39	36	17	15	19
Termination Costs	148	112	74	74	36	-
Total	6,727	6,250	3,448	3,279	477	169
x
Administrative Expenses
Outsourced Services	1,827	1,912	924	903	(85)	21
Depreciation and Amortization	918	809	466	452	109	14
Communication	754	795	378	376	(41)	2
Data Processing	632	615	326	306	17	20
Rental	430	407	216	214	23	2
Transportation	402	404	200	203	(2)	(3)
Financial System Services	385	368	188	197	17	(9)
Advertising and Marketing	349	330	170	178	19	(8)
Asset Maintenance	331	316	180	152	15	28
Security and Surveillance	277	239	139	138	38	1
Materials	168	146	91	77	22	14
Water, Electricity and Gas	118	119	57	61	(1)	(4)
Trips	65	61	34	30	4	4
Other	405	512	207	198	(107)	9
Total	7,061	7,033	3,575	3,486	28	89
x
Total Personnel and Administrative Expenses	13,788	13,283	7,023	6,765	505	258
x					0	-
Employees	99,027	101,951	99,027	99,545	(2,924)	(518)
Service Points	73,208	70,829	73,208	73,320	2,379	(112)

In the second quarter of 2014, total personnel and administrative expenses amounted to R$ 7,023 million, up 3.8% in comparison with the previous quarter. In the first half of 2014, total personnel and administrative expenses amounted to R$ 13,788 million, up 3.8% compared to the same period in the previous year.

Personnel Expenses

In the second quarter of 2014, personnel expenses amounted to R$ 3,448 million, varying 5.2%, or R$ 169 million, when compared to the previous quarter.

The R$ 81 million, mainly due to the reduced number of vacation leaves in the second quarter of 2014, for a total amount of R$ 74 million.

The R$ 88 million increase in non-structural expenses derives mainly from greater expenses with: (i) provision for labor claims, totaling R$ 38 million; (ii) employee and management profit sharing expenses, totaling R$ 31 million; and (iii) training activities, totaling R$ 19 million.

   78   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel Expenses

In the comparison between the first half of 2014 and the same period of the previous year, the R$ 477 million increase was mainly due to: (i) structural expenses, totaling R$ 320 million, related to the increase in expenses with payroll, social charges and benefits, impacted by higher salaries (2013 collective bargaining agreement); and (ii) increase of R$ 157 million in non-structural expenses, which results mainly from greater expenses with:

(i) employee and management profit sharing expenses (PLR), totaling R$ 76 million; and (ii) provision for labor claims, totaling R$ 29 million.

Bradesco     79

        Economic and Financial Analysis

Personnel and Administrative Expenses

Administrative Expenses

In the second quarter of 2014, administrative expenses stood at R$ 3,575 million, up R$ 89 million or 2.6% compared to the previous quarter, mainly due to higher expenses with: (i) maintenance and preservation of assets, totaling R$ 28 million; (ii) data processing, totaling R$ 20 million; (iii) outsourced services, totaling R$ 21 million; (iv) depreciation and amortization, totaling R$ 14 million; and (v) materials, totaling R$ 14 million.

Despite the higher expenses with (i) the opening of 2,379 service points in the period, mainly Bradesco Expresso points, for a total of 73,208 service points on June 30, 2014, and (ii) higher business and service volume in the period, the administrative expenses increased only 0.4% compared to the same period in the previous year, as a result of the continued efforts to reduce costs, led by our Efficiency Committee. It is worth noting that IPCA and IGP-M inflation indexes reached 6.52% and 6.25% in the last 12 months, respectively.

   80   Report on Economic and Financial Analysis – June 2014

Economic and Financial Analysis

Operating Coverage Ratio (1)

In the quarter, the coverage ratio over the last 12 months maintained its improvement with a 0.5 p.p. growth, mainly due to an increase in fee and commission income, combined with ongoing cost control efforts, including the initiatives of our Efficiency Committee and measures applied to increase the offer of products and services to the entire client base.

It should be pointed out that 74.1% is the best rate over the last six years.

(1) Fee and Commission Income/Administrative and Personnel Expenses (in the last 12 months).

Tax Expenses

Tax expenses totaled R$ 1,120 million in the second quarter of 2014, up R$ 6 million, or 0.5% compared to the previous quarter, remaining virtually stable.

In the year-over-year comparison, such expenses increased by R$ 94 million, or 4.4%, basically due to increased PIS/ISS expenses due to the increase in taxable income.

Equity in the earnings (losses) of unconsolidated companies

In the second quarter of 2014, the equity in the earnings (losses) of unconsolidated companies was R$ 35 million, down R$ 17 million, or 32.7% compared to the previous quarter, mainly due to lower results from the unconsolidated company IRB – Brasil Resseguros.

In the comparison between the first half of 2014 and the same period of the previous year, the R$ 72 million increase was mainly attributed to improved results from the unconsolidated company IRB – Brasil Resseguros.

Bradesco     81

        Economic and Financial Analysis

Operating income

Operating income stood at R$ 6,082 million in the second quarter of 2014, up R$ 672 million, or 12.4%, from the previous quarter. Such behavior is mainly due to: (i) increased net interest income results, totaling R$ 1,104 million; (ii) reduction in other operating expenses (net of other income), totaling R$ 58 million; (iii) increase in service income, totaling R$ 45 million; partially offset by: (iv) increased expenses with allowance for loan losses, totaling R$ 280 million; and (v) increase in personnel and administrative expenses, totaling R$ 258 million.

In the comparison between the first half of 2014 and the same period of the previous year, the R$ 2,362 million or 25.9% increase was mainly due to: (i) higher net interest income, totaling R$ 1.735 million; (ii) increase in service income, totaling R$ 1,029 million; (iii) increase in the operating income of Insurance, Pension Plans and Capitalization Bonds, totaling R$ 331 million; (iv) lower expenses with allowance for loan losses, totaling R$ 201 million; partially offset by: (v) higher personnel and administrative expenses, totaling R$ 505 million; and (vi) increase in other operating expenses (net of other income), totaling R$ 407 million.

Non-Operating Income

In the second quarter of 2014, non-operating income posted a loss of R$ 34 million, down R$ 2 million over the previous quarter and up R$ 8 million over the same period in the previous year. The variation recorded in the half-over-half comparison reflects greater non-operating expenses (such as losses on sale of foreclosed assets/other) in the period.

   82   Report on Economic and Financial Analysis – June 2014

Return to Shareholders

3

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

        Return to Shareholders

Sustainability

Bradesco maintains ISO 14064 certification

Under the goal of consolidating the guidelines adopted to measure and report greenhouse gas emissions and savings, the Bradesco Organization received the ISO 14064-1:2007 Certification for the 7th consecutive year.

During the months of March and April, Fundação Vanzollini audited greenhouse gas emission inventories of Bradesco, Grupo Segurador, Bradesco Financiamentos, Bradesco Promotora and Scopus Tecnologia.

In addition to supporting the Organization’s transparency regarding greenhouse gas emissions, the ISO 14064 Certification generates new opportunities and consolidates Bradesco’s commitment towards issues regarding the management of impacts based on climate changes.

Investor Relations – IR

In the Investor Relations area, the second quarter of 2014 was marked by participation in 93 events: 51 in Brazil and 42 abroad. A total of 1,012 analysts and investors were covered during the period.	We participated in conferences held in Canada, Chile, U.S., France and England.

 Corporate Governance

Bradesco’s management is made up of the Board of Directors and the Statutory Board of Executive Officers. The former is composed of nine members who are eligible for reelection, and includes eight external members, including the Chairman (Mr. Lázaro de Mello Brandão) and one internal member (The Chief Executive Officer, Mr. Luiz Carlos Trabuco Cappi). Board members are elected by the Annual Shareholders’ Meeting, which elect the members of the Board of Executive Officers.

Bradesco’s Corporate Governance structure includes six (6) Committees subordinated to the Board of Directors, two (2) of which are Statutory Committees (Audit and Compensation) and four (4) which are Non-Statutory Committees (Ethical Conduct, Internal Controls and Compliance, Integrated Risk Management and Capital Allocation and Sustainability), in addition to multiple Executive Committees subordinated to the Board of Executive Officers, assisting it in performing its duties.

Bradesco guarantees its shareholders, as a minimum dividend, 30% of adjusted net income, as well as 100% tag-along rights for common shares and 80% for preferred shares. Preferred shares are also entitled to dividends 10% greater than those paid to common shares.

Bradesco was rated brAA+ (Excellent Corporate Governance Practices) by Austin Rating. Bradesco voluntarily adhered to Level 1 Corporate Governance of BM&FBovespa in 2001, as well as to the Code of Self-Regulation and Best Practices for Publicly Held Companies, issued by the Brazilian Association of Publicly Held Companies (Abrasca), in 2011.

All subjects proposed for the General Meetings were duly approved on March 10, 2014.

On March 12, 2014, the CEO, Mr. Luiz Carlos Trabuco Cappi, was elected Vice-Chairman of Bradesco’s Board of Directors.

Additional information is available atBradesco’s Investor Relations website (www.bradescori.com.br – Corporate Governance Section).

   84   Report on Economic and Financial Analysis – June 2014

Return to Shareholders

Bradesco Shares

Number of Shares – Common and Preferred Shares(1)

	In thousands
	Jun14	Mar14	Jun13
Common Shares	2,100,738	2,100,738	2,100,738
Preferred Shares	2,094,652	2,094,652	2,098,372
Subtotal – Outstanding Shares	4,195,391	4,195,391	4,199,110
Treasury Shares	11,883	11,883	8,164
Total	4,207,274	4,207,274	4,207,274

(1) Excluding bonuses and stock splits during the periods.

On June 30, 2014, Bradesco’s capital stock stood at R$ 38.1 billion, composed of 4,207,274 thousand no-par, book-entry shares, of which 2,103,637 thousand were common shares and 2,103,637 thousand were preferred shares. The largest shareholder is the holding company Cidade de Deus Cia. Comercial de Participações, which directly holds 48.7% of voting capital and 24.4% of total capital.

Cidade de Deus Cia. Comercial de Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., which is in turn controlled by Fundação Bradesco and BBD Participações S.A., whose shareholders are the majority of Bradesco’s Board of Directors, Statutory Board of Executive Officers and management-level employees.

Number of Shareholders – Domiciled in Brazil and Abroad

	Jun14%		Ownership of Capital (%)	Jun13%		Ownership of Capital (%)
Individuals	323,284	89.7	22.4	327,527	89.8	22.0
Companies	35,961	10.0	45.7	36,336	10.0	45.4
Subtotal Domiciled in Brazil	359,245	99.7	68.0	363,863	99.7	67.4
Domiciled Abroad	1,104	0.3	32.0	1,019	0.3	32.7
Total	360,349	100.0	100.0	364,882	100.0	100.0

Regarding Bradesco’s shareholders, either residing in Brazil or abroad, 359,245 of shareholders were domiciled in Brazil as of June 30, 2014, accounting for 99.7% of the total number of shareholders and representing 68.0% of shares. The number of shareholders residing abroad was 1,104, accounting for 0.3% of the total number of shareholders and representing 32.0% of shares.

Bradesco     85

          Return to Shareholders

Bradesco Shares

Average Daily Trading Volume of Shares

Bradesco shares are traded on BM&FBovespa (São Paulo) and the New York Stock Exchange (NYSE). Since November 21, 2001, Bradesco trades its ADRs backed by preferred shares on NYSE. As of March 13, 2012, it has also traded ADRs backed by common shares.

The average daily trading volume reached R$ 541 million during the first half of 2014. Compared to the previous year, average daily trading volume was up 1.9%, due to the higher trading volume of our ADRs backed by preferred shares on NYSE.

   86   Report on Economic and Financial Analysis – June 2014

Return to Shareholders

Bradesco Shares

Appreciation of Preferred Shares - BBDC4

The graph shows the change in Bradesco’s preferred shares, taking into account the reinvestment of dividends, compared to the Ibovespa and the Interbank Deposit Rate (CDI).

An investment of R$ 100 in Bradesco shares by late December 2001 would be worth approximately R$ 1,037 by June 2014, which is a substantially larger appreciation compared to Ibovespa and CDI for the same period.

Share and ADR Performance(1)

	In R$ (unless otherwise stated)
	2Q14	1Q14	Variation %	1H14	1H13	Variation %
Adjusted Net Income per Share	0.91	0.83	9.6	1.74	1.41	23.4
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax)	0.26	0.23	13.0	0.49	0.40	22.8
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax)	0.28	0.26	7.7	0.54	0.44	23.3

	In R$ (unless otherwise stated)
	Jun14	Mar14	Variation %	Jun14	Jun13	Variation %
Book Value per Common and Preferred Share	18.31	17.48	4.7	18.31	15.72	16.5
Last Trading Day Price – Common Shares	32.24	33.61	(4.1)	32.24	30.60	5.4
Last Trading Day Price – Preferred Shares	32.05	31.19	2.8	32.05	28.80	11.3
Last Trading Day Price – ADR ON (US$)	14.67	14.87	(1.3)	14.67	13.86	5.8
Last Trading Day Price – ADR PN (US$)	14.52	13.67	6.2	14.52	13.01	11.6
Market Capitalization (R$ million) (2)	134,861	135,938	(0.8)	134,861	124,716	8.1

(1) Adjusted for corporate events in the periods; and
(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

Bradesco     87

        Return to Shareholders

Bradesco Shares

Recommendation of Market Analysts – Target Price

Market analysts issue periodical recommendations on Bradesco preferred shares (BBDC4). In July 2014, we had access to 11 reports prepared by these analysts.	Their recommendations and a general consensus on the target price for December 2014 can be found below:

Recommendations %		Target Price in R$ for Dec14
Buy	45.5	Average	36.1
Keep	54.5	Standard Deviation	3.6
Sell	-	Higher	45.0
Under Analysis	-	Lower	32.4

For more information on target price and recommendation by each market analyst that monitors the performance of Bradesco shares, go to our Shareholder Relationship website at:	www.bradescori.com.br > Information to Shareholders > Analysts’ Consensus.

Market Capitalization

On June 30, 2014, Bradesco’s market capitalization, including closing quotes of Common and Preferred shares, was	R$ 134.9 billion, up 8.1% when compared to the same period in 2013.

   88   Report on Economic and Financial Analysis – June 2014

Return to Shareholders

Main Indicators

Price/Earnings Ratio (1): indicates a possible number of years that the investor would recover the capital invested, based on the closing prices of common and preferred shares.	(1) Twelve-month adjusted net income.

Price/Book Ratio: indicates the multiple by which Bradesco’s market capitalization exceeds its book value.

Dividend Yield (1) (2): the ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net income.	(1) Source: Economatica; and (2) Calculated by the share with highest liquidity.

Bradesco     89

        Return to Shareholders

Dividends/Interest on Shareholders’ Equity

In the first half of 2014, R$ 2,396 million were paid to shareholders as interest on shareholders’ equity (JCP) and dividends. Over the past 12 months, the total JCP and Dividends assigned to shareholders account for 34.7% of the net income for the fiscal year and, considering the income tax deduction and JCP assignments, 31.5% of the net income.

(1) In the last 12 months.

Weight on Main Stock Indexes

Bradesco shares comprise Brazil’s main stock indexes, including the IBrX-50 and IBrX-100 (indexes that measure the total return of a theoretical portfolio comprising 50 and 100 of the most traded shares on BM&FBovespa, respectively), IFNC (Financial Index which comprises banks, insurance and financial companies), ISE (Corporate Sustainability Index), IGC (Special Corporate Governance Stock Index), the ITAG (Special Tag-Along Stock Index), the ICO2 (index comprising shares of companies that participate in the IBrX-50 index and that accepted to take part in this initiative by adopting transparent greenhouse gas emission practices), and the Mid-Large Cap Index (MLCX), which measures the return of a portfolio composed of the highest cap companies listed.

Abroad, Bradesco shares are listed on NYSE’s Dow Jones Sustainability World Index and the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

   90   Report on Economic and Financial Analysis – June 2014

Return to Shareholders

Jun14	In % (1)
Ibovespa	8.7
IBrX-50	9.3
IBrX-100	8.1
IFNC	18.7
ISE	4.9
IGC	6.1
ITAG	11.3
ICO2	14.0
MLCX	8.6

(1) Represents Bradesco’s weight on the portfolio of main Brazilian stock market indexes.

Bradesco     91

Additional Information

4

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Additional Information

Market Share of Products and Services

Market shares held by the Organization in the Banking and Insurance industries and in the Customer Service Network are presented below.

	Jun14	Mar14	Jun13	Mar13
Banks – Source : Brazilian Central Bank (Bacen)
Demand Deposits	N/A	15.7	16.0	16.6
Savings Deposits	N/A	13.3	13.4	13.6
Time Deposits	N/A	10.8	11.0	11.2
Loan Operations	10.5 (1)	10.7	11.0	11.2
Loan Operations - Private Institutions	22.3 (1)	22.3	22.1	21.9
Loan Operations - Vehicles Individuals (CDC + Leasing)	13.2 (1)	13.3	14.2	14.5
Payroll-Deductible Loans	12.1 (1)	12.2	11.6	11.3
Number of Branches	20.6	20.6	21.1	21.3
Banks – Source: Social Security National Institute (INSS)/Dataprev
Benefit Payment to Retirees and Pensioners	N/A	25.8	25.1	24.9
Banks – Source: Anbima
Managed Investment Funds and Portfolios	18.5	18.0	18.0	18.5
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Pension Plan and Capitalization Bond Premiums	23.8 (3)	23.4	24.0	22.4
Insurance Premiums (including Long-Term Life Insurance - VGBL)	23.3 (3)	22.6	23.9	21.9
Life Insurance and Personal Accident Premiums	17.0 (3)	17.6	16.3	16.4
Auto/Basic Lines Insurance Premiums	10.4 (3)	10.3	9.1	8.8
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	13.1 (3)	12.9	11.0	10.2
Health Insurance Premiums	45.7 (3)	47.3	48.8	48.2
Income from Pension Plan Contributions (excluding VGBL)	32.4 (3)	31.8	30.9	31.2
Capitalization Bond Income	23.6 (3)	24.3	20.9	22.1
Technical Reserves for Insurance, Pension Plans and Capitalization Bonds	27.9 (3)	28.3	29.5	29.1
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Income from VGBL Premiums	25.3 (2)	24.9	28.5	23.7
Income from Unrestricted Benefits Generating Plans (PGBL) Contributions	26.2 (2)	25.8	25.7	27.2
Pension Plan Investment Portfolios (including VGBL)	31.7 (2)	31.8	32.6	32.7
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	20.0 (2)	20.0	19.7	19.4
Consortia – Source: Bacen
Real Estate	30.0 (2)	29.9	30.3	30.4
Auto	29.4 (2)	28.2	26.7	26.3
Trucks, Tractors and Agricultural Implements	18.5 (2)	18.5	18.9	19.3
International Area – Source: Bacen
Export Market	18.4	20.2	17.4	17.1
Import Market	14.3	15.0	15.4	15.0

(1)   SFN data is preliminary;
(2)   Base Date: Apr/14; and
(3)   Base Date: May/14.
N/A – Not Available.

Bradesco     93

           Additional Information

Market Share of Products and Services

Branch Network

Region	Jun14		Market Share	Jun13		Market Share
	Bradesco	Market		Bradesco	Market
North	278	1,106	25.1%	279	1,081	25.8%
Northeast	847	3,616	23.4%	850	3,527	24.1%
Midwest	346	1,806	19.2%	346	1,716	20.2%
Southeast	2,429	11,848	20.5%	2,430	11,623	20.9%
South	780	4,317	18.1%	787	4,256	18.5%
Total	4,680	22,693	20.6%	4,692	22,203	21.1%

Reserve Requirements

%	Jun14	Mar14	Dec13	Sept13	Jun13	Mar13	Dec12	Sept12
Demand Deposits
Rate (2)	45	44	44	44	44	44	44	44
Additional (3)	-	-	-	-	-	-	-	-
Reserve Requirements (1)	34	34	34	34	34	34	34	34
Reserve Requirements (Microfinance)	2	2	2	2	2	2	2	2
Free	19	20	20	20	20	20	20	20
Savings Deposits
Rate (4)	20	20	20	20	20	20	20	20
Additional (3)	10	10	10	10	10	10	10	10
Reserve Requirements	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (3) (5)	20	20	20	20	20	20	20	20
Additional (3)	11	11	11	11	11	11	11	12
Free	69	69	69	69	69	69	69	68

(1) At Bradesco, reserve requirements are applied to Rural Loans;
(2) Collected in cash and not remunerated;
(3) Collected in cash with the Special Clearance and Custody System (Selic) rate;
(4) Collected in cash with the Reference Interest Rate (TR) + interest of 6.17% p.a. for deposits made until 05.03.12, and TR + 70% of the Selic rate for deposits made as of 05.04.2012, when the Selic rate is equal to or lower than 8.5% p.a.; and
(5) As of the calculation period from 03.29.2010 to 04.01.2010, with compliance on 04.09.2010, reserve requirements are now exclusively in cash, and may be paid with credits acquired as provided for by legislation in force.

Note: On 07.24.2014, the Central Bank published Circular Letter No 3712/14, which allows certain credit operations to be used to shorten the term of reserve requirements for Long-Term Funding.

   94   Report on Economic and Financial Analysis – June 2014

Additional Information

Investments in Infrastructure, Information Technology and Telecommunications

During the first five months of the year, we reached a record figure of 580 million transactions performed in Bradesco Mobile, up 100% compared to the same period in 2013. A total of 15% of Bradesco’s transactions are currently performed through this channel, which offers over 180 different services. Another major breakthrough was the use of the Mobile Token (M-Token), which reached the milestone of 1 million active clients.

A new ATM terminal was launched in June allowing customers to make cash deposits without having to use deposit envelopes, instantly crediting deposited amounts in the customers’ accounts. The terminal identifies different bills and detects counterfeit bills. Customers may now access this pioneering initiative among major Brazilian banks at the Bradesco Next store, located at Shopping JK Iguatemi in São Paulo. For those who still haven’t visited the space, the space where Bradesco showcases all of its innovative technology solutions, the Bradesco Next mobile app allows users to learn more about all of the different and high-end solutions available at the store, through a virtual and interactive tour which is activated by tilting their mobiles or tablets in the right direction. The app allows users to experience part of the innovations displayed at the physical site. Users can also view the schedule of events and set up reminders for their favorite attractions. Customers can also watch all “Momento Next” events online and live.

Another innovation for American Express Membership Card holders is the app for Android and iOS mobiles, which gives users access to benefits and services such as promotions, discounts, entertainment, lifestyle and reward programs, among several others.

The Click Conta and Bradesco Universitários Internet Banking websites were also fully overhauled. Featuring an entirely new visual identity, customers now access a customized environment based on their profiles, with themed backgrounds.

Bradesco Financiamentos also had its website redesigned and received an even more innovative and modern look. With streamlined browsing features, customers can now easily solve doubts and find information on specific products and services.

We participated in the 13th International Fair of Rehabilitation, Inclusion, Accessibility and Adapted Sports (Reatech 2014) in April. With a long history of engagement in the promotion the social inclusion of disabled individuals, Bradesco took this opportunity to present initiatives aimed at facilitating the day-to-day activities and contribute towards the autonomy of these individuals, such as Virtual Vision, a new withdrawal service based on verbal ATM commands, as well as Visual Mouse. This solution received the “beyondBanking” award also in April, granted by the Inter-American Development Bank, under the equalBanking category. The software is aimed at individuals with motor disabilities in upper limbs which prevent them from using a conventional computer mouse. Based on a face image captured by a webcam, the device allows users to control the mouse with head and mouth movements.

Still in April, voice-activated telephone banking was also added to Fone Fácil Bradesco throughout the states of Rio Grande do Sul, Santa Catarina and Paraná. All customers need to do is to simply say the name of the service they would like to access, and they can perform transactions through the telephone without having to talk to service representatives. Available services include balance and statement checking, pre-approved credit, requesting and unblocking checkbooks, changing and registering four-digit passwords, transfers between Bradesco accounts, payment of bank slips, water, phone and gas bills, as well as mobile recharging. Voice-activated telephone banking services will be gradually expanded to other Brazilian states.

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        Additional Information

Additional Information

Investments in Infrastructure, Information Technology and Telecommunications

The period was also marked by new challenges. In May, Bradesco joined a partnership with Cielo and Banco do Brasil to launch Stelo, an electronic payment company that will facilitate and provide even more security for both consumers and retailers in e-commerce transactions. An exclusive area for Bradesco Private customers was also launched in May. Through the bradescoprivatebank.com.br website, customers can view account transactions and key financial indexes, as well as view monthly and daily reports, and access news in the financial market.

In June, Bradesco received the 5th “Excellence in Technology” Award, promoted by HP to recognize most outstanding projects. We won top prize in the “Innovation” category, with our Private Cloud project, and in the “Customer Relations” category, for the Private Banking Emailing project. In the same month, Bradesco won the “2014 Technology Award” by The Banker magazine, under the “Social Media” category, with the “F.Banking Bradesco – Investments and Credit on Facebook” case. In addition, Bradesco was one of the top winners of the XVIII efinance Award, granted by the Executivos Financeiros magazine, with 19 award-winning cases.

As a prerequisite for its continuous expansion, Bradesco invested R$ 2,211 million in Infrastructure, Information Technology and Telecommunications in the first half of 2014. The total amount invested over recent years, including infrastructure (facilities, restorations, improvements, furniture and fixtures), can be found below:

	R$ million
	1H14	2013	2012	2011	2010
Infrastructure	305	501	718	1,087	716
Information Technology and Telecommunication	1,906	4,341	3,690	3,241	3,204
Total	2,211	4,842	4,408	4,328	3,920

   96   Report on Economic and Financial Analysis – June 2014

Additional Information

Risk Management

Risk management is highly strategic due to the increasing complexity of services and products and the globalization of the Organization’s business. The dynamic aspect of markets forces Bradesco to engage in continuous improvement of this activity in pursuit of best practices. That has allowed Bradesco to use its internal market risk models, which were already in force, to calculate regulatory capital, since January 2013.

The Organization controls risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees form all Organization levels, from business areas to the Board of Directors.

The management process allows the risks to be identified, measured, mitigated, monitored and reported in a proactive manner, which is necessary in view of the Organization’s complex financial products and activity profile.

Detailed information on the risk management process, capital and capital requirement, as well as the Organization’s risk exposure, can be found in the Risk Management Report on the Investor Relations website, at www.bradescori.com.br.

Capital Management

The Capital Management structure aims to meet the Organization’s strategic objectives through an appropriate capital sufficiency planning. This structure is comprised of Executive Committees and one Non-Statutory Committee, which assist the Board of Directors and Board of Executive Officers in the decision-making process.

In addition to the Committee structure, the Organization has a department responsible for the capital management centralization, named Capital Management and Internal Capital Adequacy Assessment Process (ICAAP), subordinated to the Department of Planning, Budget and Control, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and the Organization’s supporting areas.

The capital plan is devised on an annual basis and approved by the Board of Executive Officers and Board of Directors. It is also aligned with the strategic plan and encompasses a prospective outlook of at least three years. The process of developing this plan considers threats and opportunities, market share and development goals, capital requirement projections based on risks, as well as capital held by the Organization. These projections are constantly monitored and controlled by the capital management area.

With the implementation of the capital management structure, an internal process was established to assess capital adequacy (ICAAP), which provides conditions to assess capital sufficiency in accordance with the base and stress scenarios. Capital adequacy and sufficiency information represent essential tools to manage and support the decision-making process.

Additional information on the capital management structure is available in the Risk Management Report – Pillar 3 and the 2013 Annual Report, on the Investor Relations website: www.bradescori.com.br.

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        Additional Information

Capital Adequacy Ratio

The implementation of the new capital structure in Brazil began in October 2013. Through the CMN Resolution No 4192/13, Bacen provided a new methodology to assess Capital, replacing CMN Resolution No 3444/07.

Considering that such methodology entails the introduction of new adjustments, we have adapted the historical series, stated in periods, for the transition from Basel II to Basel III.

It is important to note that indexes published by September 2013 were kept, but cannot be compared due to the current resolution’s criteria.

In June 2014, the Capital amounted to R$ 94,090 million, against risk-weighted assets totaling  R$ 596,457 million. The Capital Adequacy Ratio was virtually stable compared to the previous quarter, going from 15.7% in March 2014 to 15.8% in June 2014, mainly due to: (i) the increase in Shareholders’ Equity due to greater results in the quarter; and partially offset by: (ii) reduced subordinated debts eligible to Tier II Capital, as per the criteria set out in the CMN Resolution No 4192/13.

								R$ million
Calculation Basis	Basel III (1) Financial Consolidated			Basel II Economic-Financial Consolidated
	Jun14	Mar14	Dec13	Sept13	Jun13	Mar13	Dec12	Sept12
Capital	94,090	92,235	95,804	93,064	92,629	96,721	96,933	91,149
Tier I	71,892	69,934	70,808	71,830	69,868	67,980	66,066	64,157
Common Equity	71,892	69,934	70,808	71,830	69,868	67,980	66,066	64,157
Shareholders' Equity	76,800	73,326	70,940	67,033	66,028	69,442	70,047	66,047
Prudential Adjustments provided for in CMN Resolution 4192/13 (2)	(4,908)	(3,392)	(132)	-	-	-	-	-
Adjustments Provided for in CMN Resolution 3444/07	-	-	-	4,797	3,840	(1,462)	(3,981)	(1,890)
Tier II	22,198	22,301	24,996	21,234	22,761	28,741	30,867	26,992
Mark-to-Market Adjustments	-	-	-	(4,508)	(3,593)	1,732	4,229	2,150
Subordinated Debt (3)	22,198	22,301	24,996	25,741	26,354	27,009	26,638	24,842
Risk-Weighted Assets (RWA)	596,457	585,991	576,777	566,797	603,541	621,030	600,520	571,377
Credit Risk	548,600	534,885	526,108	482,336	479,217	494,015	503,136	492,845
Operating Risk	29,853	29,853	23,335	33,100	30,494	30,494	31,197	31,197
Market Risk	18,004	21,253	27,334	51,361	93,831	96,522	66,188	47,335
Total Ratio (4)	15.8%	15.7%	16.6%	16.4%	15.4%	15.6%	16.1%	16.0%
Tier I Capital	12.1%	11.9%	12.3%	12.7%	11.6%	11.0%	11.0%	11.3%
Common Equity	12.1%	11.9%	12.3%	-	-	-	-	-
Tier II Capital	3.7%	3.8%	4.3%	3.7%	3.8%	4.6%	5.1%	4.7%

(1) Since October 2013, capital is calculated as per CMN Resolution No 4192/13, which establishes that calculation is based on the “Financial Consolidated” by December 2014 and “Prudential Consolidated” as of January 2015;
(2) The prudential adjustments are progressive deductions that are already being applied on the main capital and will follow the implementation schedule, as provided by CMN Resolution No 4192/13. The impact of these adjustments in the Main Capital deduction was 0% in 2013, and will be 20% in 2014, 40% in 2015, 60% in 2016, 80% in 2017 and 100% in 2018;
(3) In addition, it should be noted that, from the total amount of subordinated debt, R$ 22,198 million will be used to compose the Tier II of the Capital Adequacy Ratio, calculated as per CMN Resolution No 4192/13 (including amendments thereof), effective as of October 2013; and
(4) Since October 2013, the Capital Adequacy Ratio calculation follows regulatory guidelines set forth in CMN Resolutions No 4192/13 and 4193/13.

   98   Report on Economic and Financial Analysis – June 2014

Additional Information

Market Disclosure

20-F Form

Since we hold common and preferred ADRs on the New York Stock Exchange (NYSE), we develop and publish the 20-F Form on an annual basis. On April 30, 2014, we filed this document at the Securities and Exchange Commission (SEC) regarding the financial year ended on December 31, 2013, along with due accounting statements developed in accordance with the International Financial Reporting Standards (IFRS).

The document is available on our Investor Relations website: www.bradescori.com.br > Reports and Worksheets > SEC Reports > 20-F Reports.

Reference Form

In compliance with the CVM Instruction No 480/09, we submitted the Reference Form to the CVM [Brazilian Securities and Exchange Commission] on May 30, 2014. This document is developed on an annual basis and reviewed in case of amendments, as set out in Art. 24 of the aforementioned Instruction. In addition to financial statements, the document presents other risk factors of the Organization, providing information operations and controllers, directors’ comments on results and financial position, among other relevant issues.

The document is available on our Investor Relations website: www.bradescori.com.br > Reports and Worksheets > CVM Reports.

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Independent Auditors' Report

5

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

       Independent Auditors’ Report

Independent Reasonable Assurance Report on the supplementary accounting information included within the Economic and Financial Analysis Report

To

The Directors of

Banco Bradesco S.A.

Osasco - SP

Introduction

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the supplementary accounting information of Banco Bradesco S.A. for the semester ended as at June 30, 2014, in the form of reasonable assurance conclusion that based on our work, described within this report, the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, based on the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Responsibilities of the Management of Bradesco

Management is responsible for preparing and adequately presenting the supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determines are necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to examine the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a reasonable assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain reasonable assurance about whether the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, to the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

The procedures selected were based on our judgment, including the assessment of risks of material misstatement in the supplementary accounting information of Banco Bradesco S.A. whether due to fraud or error; however, this does not include the search and identification of fraud or error.

In making those risk assessments, we have considered internal controls relevant to the preparation and presentation of supplementary accounting information in order to design assurance procedures that are appropriate in the circumstances, but not for the purposes of expressing a conclusion as to the effectiveness of  Bradesco´s internal control over the preparation and presentation of the supplementary accounting information. Our engagement also includes the assessment of the appropriateness of the reasonableness of the supplementary accounting information, the suitability of the criteria used by Bradesco in preparing the supplementary accounting information within the Economic and Financial Analysis Report in the circumstances of the engagement, evaluating the appropriateness of the  procedures used in the preparation of the supplementary accounting information and the reasonableness of estimates made by Bradesco and evaluating the overall presentation of the supplementary accounting information. Reasonable assurance is less than absolute assurance.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

   100   Report on Economic and Financial Analysis – June 2014

       Independent Auditors’ Report

Independent Reasonable Assurance Report on the supplementary accounting information included within the Economic and Financial Analysis Report

Criteria for preparing the supplementary accounting information

The supplementary accounting information disclosed within the Economic and Financial Analysis Report, for the semester ended June 30, 2014 has been prepared by the Management of Bradesco, based on the information contained in the consolidated financial statements on June 30, 2014 and the criteria described within the Economic and Financial Analysis Report, in order to facilitate additional analysis, without, however, being part of the consolidated financial statements disclosed on that date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to, the matters outlined in this report. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, in accordance with the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Osasco, July 30, 2014

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP028567/0-1F SP

Cláudio Rogélio Sertório

Contador CRC 1SP212059/O-0

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Financial Statements, Independent Auditors' Report, Summary of the Audit Committee´s Report and Fiscal Council´s Report

6

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Management Report

Dear Shareholders,

We hereby present the consolidated financial statements of Banco Bradesco S.A. for the first half of 2014, prepared in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

The signs of the upturn of the U.S. economy, the stabilization of the rate of Chinese expansion, and the adoption of new monetary stimulus in Europe are positive vectors for the recovery of the world economy in the coming quarters. These external stimuli should work in Brazil’s favor and leverage domestic actions that will help to raise the level of confidence of economic agents. Among these actions, highlight goes to the continuous commitment to consistent macroeconomic policies and institutional advances that accelerate the country’s growth.

Events that marked the period at the Bradesco Organization include:

• on April 17 Bradesco and Banco do Brasil launched Stelo S.A., a payment solutions company that will manage, operate and explore the payment facilitator segment for e-commerce and digital portfolio business; on May 14 they formed LIVELO S.A., whose purpose will be to explore businesses related to coalition loyalty program, allowing the client to accumulate and redeem points in various partners;

• on May 27 the second Fluvial Service Station was inaugurated aboard the ship Voyager V, in the Solimões River in the Amazon. The new ship will serve approximately 50 communities and 11 cities, covering a stretch of around 1,600 kilometers between Manaus and Tabatinga and bringing banking services that make life easier at these riverside communities;

• on July 17, Bradesco, along with the leading retail banks in Brazil, signed a new Shareholders' Agreement from TecBan – Tecnologia Bancária S.A., which expects, in approximately 4 years, the consolidation of its external Automated Service Terminal networks by Banco24Horas; and

• on July 28 Bradesco formalized a strategic partnership with IBM Brasil - Indústria Máquinas e Serviços Ltda., which will provide hardware and software support and maintenance activities, currently provided by Scopus Tecnologia Ltda. IBM will take over the operational structure from Scopus, and all support and maintenance contracts signed between Scopus and its other clients.

1. Results for the Period

In the first half of 2014, Bradesco’s Net Income was R$ 7.221 billion, corresponding to R$ 1.72 per share and profitability of 20.5% over the average Shareholders’ Equity(*). The annual return on Average Assets was 1.6%.

In the same period, taxes and contributions, including social security contributions, paid or provisioned, amounted to R$ 14.116 billion, of which R$ 5.156 billion related to taxes withheld and collected from third parties, and R$ 8.960 billion related to activities developed by the Bradesco Organization, corresponding to 124.1% of Net Income.

In the first half of the year, R$ 2.396 billion were destined to shareholders as Interest on Equity and Dividends, of which R$ 497.377 million were paid in monthly and interim installments and R$ 1.899 billion were provisioned. Interim Dividends, paid on 7.18.2014, represent approximately 11.8 times the amount of the Interest paid monthly (net of withholding income tax).

2.   Capital and Reserves

At the end of the first half of 2014, the Paid-in Capital came to R$ 38.100 billion. Together with Equity Reserves of R$ 38.700 billion, Shareholders’ Equity came to R$ 76.800 billion, 16.3% up on the same period in the previous year, and equivalent to a book value of R$ 18.31 per share.

Based on its stock price, Bradesco’s Market Capitalization came to R$ 134.861 billion on June 30, 2014, equivalent to 1.8 times the Shareholders’ Equity.

The Administered Shareholders' Equity is equivalent to 8.3% of the Consolidated Assets, which totaled R$ 931.132 billion, a 3.8% growth compared to June 2013. Thus, the Capital Adequacy Ratio reached 15.8%, substantially higher than the 11% minimum established by National Monetary Council Resolution no 4193/13, in conformity with the Basel Committee. At the end of the first half of 2014, the fixed asset ratio in relation to the Consolidated Reference Assets was 46.7% in the consolidated financial result, and 13.2% in the consolidated economic and financial result, well within the 50% limit.

In compliance with Article 8 of Brazilian Central Bank Circular Letter no 3068/01, Bradesco declares that it has the financial capacity and the intention of holding to maturity those securities classified under “held-to-maturity securities”.

3.   Funding

On June 30, 2014, total funding raised and managed by the Bradesco Organization totaled R$ 1.305 trillion, 5.8% more than in the same period in the previous year, broken down as follows:

R$ 468.881  billion in demand deposits, time deposits, interbank deposits, savings accounts and federal funds purchased and securities sold under agreements to repurchase;

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R$ 462.246   billion in assets under management, comprising investment funds, managed portfolios and third-party fund quotas, an 8.2% increase;

R$ 201.117   billion in the exchange portfolio, borrowings and onlendings in Brazil, working capital, tax payments and collection and related charges, funds from issuance of securities in Brazil, and subordinated debt in Brazil, a 20.9% expansion;

R$ 142.732   billion in technical reserves for insurance, pension plans and capitalization bonds, up by 8.3%; and

R$ 29.714    billion in foreign funding, through public and private issues, subordinated debt abroad, securitization of future financial flows and borrowings and onlendings abroad, equivalent to US$ 13.491 billion.

4.   Loan Operations

At the end of the first half of 2014, the balance of the consolidated credit operations at the concept expanded, totaled R$ 435.231 billion, an increase of 8.1% over the same period in 2013, including:

R$ 6.415      billion in advances on exchange contracts, giving a total export financing portfolio of US$ 12.786 billion;

US$ 3.437    billion in import financing denominated in foreign currency;

R$ 4.969      billion in leasing operations;

R$ 23.341    billion in rural lending;

R$ 94.463    billion in consumer financing, including R$ 15.220 billion in credit card receivables;

R$ 69.875    billion in sureties and guarantees; and

R$ 34.576    billion in operations involving the onlending of foreign and domestic funds, originating mainly from the Brazilian Development Bank (BNDES), as one of its main onlending agents.

In the first half of 2014, the Bradesco Organization allocated a total of R$ 7.234 billion in Real Estate Loan resources for the construction and acquisition of 31,177 homes.

The consolidated balance of allowance for loan losses reached R$ 21.791 billion, equivalent to 6.6% of the total volume of loan operations, with a R$ 4.009 billion surplus provision in relation to the minimum required by the Central Bank.

5.   Bradesco Service Network

Present in all regions of the country and in various locations abroad, the Bradesco Organization Service Network had 59,236 points at the end of the first half of 2014, available to clients and users. It also had 31,509 ATMs from the Bradesco Dia & Noite Automated Service Network, of which 31,031 were also operative during weekends and holidays, in addition to 16,103 ATMs from the Banco24Horas  Network, available to customers for cash withdrawals, balance verification, bank statements, loan request, payments and transfers between accounts. In the payroll-deductible loan segment, the network had 1,949 Bradesco Promotora correspondent bank branches, and in the vehicle segment, it had 12,790 Bradesco Financiamentos points of sale:

8,177      Branches and PAs (Service Branches) in Brazil (Branches: Bradesco 4,655, Banco Bradesco Financiamentos 19, Banco Bradesco BBI 1, Banco Bradesco BERJ 1, Banco Bradesco Cartões 3, and Banco Alvorada 1; and PAs: 3,497);

3             Overseas Branches, 1 in New York and 2 in Grand Cayman;

11           Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires; Banco Bradesco Europa S.A. in Luxembourg; Bradesco North America LLC, Bradesco Securities, Inc., and BRAM US LLC in New York; Bradesco Securities UK Limited in London, Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong; Bradesco Services Co. Ltd., in Tokyo; Cidade Capital Markets Ltd. in Grand Cayman; and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Mexico);

48,186     Bradesco Expresso service points;

1,175      PAEs – in-company electronic service branches; and

1,684      External terminals in the Bradesco Dia&Noite network and 12,023 ATMs in the Banco24Horas network, with 868 terminals shared by both networks.

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6.   Banco Bradesco BBI

Bradesco BBI, the Bradesco Organization’s investment bank, advises customers on share issues, merger and acquisition transactions and the structuring and distribution of debt instruments, including debentures, promissory notes, CRIs, mortgage-backed investment funds, receivables-backed investment funds (FIDCs) and bonds in Brazil and abroad, in addition to structured financing operations for companies and project finance. Its transaction volume in the first half of 2014 was over R$ 93.028 billion.

7.   Grupo Bradesco Seguros

On June 30, 2014, Grupo Bradesco Seguros, one of the leaders in the Insurance, Capitalization Bond and Pension Plan segments, posted Net Income of R$ 2.112 billion and Shareholders’ Equity of R$ 18.813 billion. Net written insurance premiums, pension contributions and capitalization bond income came to R$ 25.442 billion, 5.2% up on the same period in 2013.

8.   Corporate Governance

With its shares traded on stock exchanges in Brazil since 1946, Bradesco operates in the American capital market since 1997, initially trading Level I ADRs backed by preferred shares, and starting in 2001 and 2012, trading Level II ADRs backed by preferred and common shares, respectively. Bradesco also trades GDRs in the European market (Latibex) since 2001.

Bradesco’s management is formed by the Board of Directors and Board of Executive Officers. Board members are elected by the Annual Shareholders' Meeting, who elect the members of the Board of Executive Officers. The duties of the Chairman of the Board of Directors and the Chief Executive Officer are different.

Installed annually since 2002, the Fiscal Council is composed of 5 sitting members and 5 deputy members. Two sitting members and their respective deputy members are chosen by preferred and common minority shareholders. These members were elected at the Meeting held on March 10, 2014, which established their mandate until the next ASM in 2015.

In search of continuous improvement of its governance practices, since 2001 Bradesco has voluntarily observed BM&FBOVESPA’s Level 1 Corporate Governance, and since 2011 it has observed the Code of Self-Regulation and Best Practices for Publicly Held Companies,  issued by the Brazilian Association of Publicly Held Companies (ABRASCA), adopting the "apply or explain" practice. Bradesco was rated AA+ (Excellent Corporate Governance Practices) by Austin Rating.

According to the Securities and Exchange Commission Instruction no 381/03, in the first half of 2014 the Bradesco Organization did not hire or have services provided by KPMG Auditores Independentes not related to external audit, at no more than 5% of the total fees related to external audit services. Other services provided by the external auditors included diagnosing the system and compiling IT information and training. The Bank’s policy is in line with the principles of preserving the auditors’ independence, which are based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers’ interests.

8.1.  Internal Controls

The effectiveness of the Organization’s internal controls is supported by trained professionals, well-defined and implemented processes, and technology compatible with the business needs.The Compliance and Internal Controls Policy and the Internal Control System Standards are aligned with the main control frameworks, such as COSO – Committee of Sponsoring Organizations of the Treadway Commission and COBIT - Control Objectives for Information and Related Technology, which cover aspects related to Business and Information Technology, respectively.

The existence, effectiveness and implementation of controls that ensure acceptable risk levels in the Organization's processes are certified by the Department of Integrated Risk Control - Internal Control department, and the results are reported to the Audit Committee and to the Compliance and Internal Controls Committee, as well as to the Board of Directors, aiming to provide reasonable assurance regarding the proper conduct of business and the achievement of the established goals, in accordance with applicable external laws and regulations, policies, internal rules and procedures, codes of conduct and self-regulation.

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Preventing and Combating Corruption and Money Laundering and the Financing of Terrorism

Bradesco maintains specific policies, standards, procedures and systems to prevent and/or detect the use of its structure, products and services for the purposes of money laundering and the financing of terrorism.

Additionally, the Bank also invests in training employees through programs in various formats, such as booklets, videos, face-to-face and distance learning courses, and face-to-face lectures designed specifically to cover the areas in which they are required.

The Program for Preventing and Combating Corruption and Money Laundering and the Financing of Terrorism is supported by the Executive Committee for Preventing and Combating Corruption and Money Laundering and the Financing of Terrorism, which evaluates the work and the need to align procedures to the rules established by Regulatory Agencies, and to national and international best practices.

Additionally, Bradesco adopts a formal and effective process for preventing and combating corruption and bribery, supported by the Code of Ethical Conduct and by the Corporate Anti-Corruption Policy. Cultural adaptation is accomplished through institutional communication and training programs, providing an effective monitoring of risks and controls. Bradesco also has a complaint channel, whose actions configured as violations are subject to applicable disciplinary measures, regardless of hierarchical level, and without prejudice to appropriate legal penalties.

Independent Validation of Management Models and Risk and Capital Measurement

Bradesco uses internal models to manage and measure risks and capital, developed based on statistical data or expert knowledge, that support and facilitate the structuring of critical issues, and provide quick and standardized decisions.

In order to identify, mitigate and manage the risks, the models are validated independently through rigorous tests, whose results - which address aspects related to processes adaptation, governance and construction of models and their premises - are reported to managers, Internal Audit, to the Compliance and Internal Control Committee, and to the Integrated Risk Management and Capital Allocation Committee (COGIRAC).

Information Security

Information Security at the Bradesco Organization consists of a set of controls represented by procedures, processes, organizational structures, policies and regulations, and information technology solutions, aiming to protect the information in regards to confidentiality, integrity and availability. Bradesco’s Corporate Policies and Regulations on Information Security describe the basis for the Organization’s Information Security Management System, which aim to protect the information assets.

Developed based on best practices and international standards regarding Information Security, the Corporate Awareness and Education Program and the Policy and Regulations focus on the absolute protection of customer data and strategic information owned by the Organization.

The Safety Committees and the Executive Committee for Corporate Security meet periodically to assess and approve guidelines, measures and instructions to support processes and procedures related to Information Security at the Organization.

8.2.  Transparency and Information Disclosure Policies

In the first half of 2014, Bradesco promoted 110 events involving analysts, 47 of which were held in Brazil and 63 abroad, as well as 109 conference calls. One of these events was the first Bradesco Insurance Day, which was attended by Bradesco’s Board of Executive Officers, serving 67 Capital Market analysts. The events also included 2 videochats targeted to individual investors, held with Bradesco’s Investor Relations Director, and 4 result-related teleconferences targeted to institutional investors.

The Investor Relations website – www.bradesco.com.br/ri – provides information related to the Bradesco Organization, such as its profile, history, ownership structure, management reports, financial results, recent acquisitions, APIMEC meetings, Economic and Financial Analysis Report, Annual Report, in addition to other information related to the financial market.

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9.   Integrated Risk Control

9.1.  Risk Management

The risk management activity is highly strategic and integrated, allowing risks to proactively identified, measured, mitigated, monitored and reported, due to the growing complexity of services and products, and the globalization of the Organization’s business. This activity must be constantly enhanced to keep pace with the dynamism of the markets and the pursuit of best practices, exemplified by the fact that Bradesco became the first and only Brazilian bank authorized by the Central Bank to use its own internally-developed market risk management models to calculate regulatory capital since January 2013.

The Organization conducts an integrated and independent corporate control of the risks, preserves and recognizes the environment where joint decisions are taken, develops and implements methodologies, models and tools for measurement and control, supported in a structure of Committees that respond to the Board of Directors, including the Audit Committee and Committees under the Board of Executive Officers. It also provides ongoing training on risks to employees from all Organization levels, from the business areas to the Board of Directors.

9.2.  Credit Risk

Credit risk management is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations to preserve the integrity and autonomy of the processes. It includes all aspects related to the lending process, concentration, guarantee requirement, terms, among others.

The Organization continuously maps all activities that can generate exposure to credit risk, with their respective ratings related to probability and magnitude, as well as the identification of their managers, measurement and mitigation plans. Control is held in a corporate, centralized and standardized manner.

9.3. Market Risk

Market risk is carefully identified, measured, mitigated, controlled and reported. The Organization’s exposure to market risk profile is in line with the guidelines established by the governance process, with limits monitored independently on a timely basis.

All activities exposed to market risks are controlled for all of the Organization’s companies in a corporate and centralized manner.

9.4.  Liquidity Risk

The Market and Liquidity Risk Management Policy and the resulting rules and procedures define the minimum levels to be observed, taking into account stress scenarios, and also determine which kind of financial instruments must resources be applied, and the operational strategy to be used, if needed.

The liquidity risk process consists of daily monitoring of the composition of available resources, compliance with the minimum level of liquidity and contingency plans for stress situations. The control and monitoring of the positions are held in a centralized manner.

9.5.  Operational Risk

Operational Risk is controlled in a centralized manner through identification, measurement, mitigation plans and monitoring, on a consolidated basis and for each of the Organization’s companies.

Among plans to mitigate operational risk, the most important is managing the Organization’s business continuity, which consists of formal plans to be adopted during moments of crisis to guarantee the recovery and continuation of business as well as preventing loss.

10.    Human Resources

Constantly striving to improve the quality of care and the level of services provided, Bradesco’s Corporate University (UniBrad) upholds its purpose of promoting continuing education and enhancing the development and training of its staff. With that, employees have access to an integrated array of learning solutions that promote skill development aligned to the Organization's business. A total of 1,921 courses were held in the first half of 2014, with 523,807 participations.

In the same period, the benefits aimed at improving their safety, well-being and overall quality of life, as well as that of their dependents, covered 203,942 individuals.

11.    Sustainability at the Bradesco Organization

Since its origins, Bradesco Organization has been fully committed to Brazil’s social and economic development. It constantly seeks to attain sustainability in management, businesses and daily activities. Under such purpose, the Organization strives to ensure continuous and sustainable growth, committed to the public with whom it engages, as well as the communities and environments in which it operates. It fully complies with best global sustainability and corporate governance practices, particularly: Global Compact, PRI (Principles for Responsible Investment), Equator Principles, Carbon Disclosure Project and Green Protocol.

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At the Bradesco Organization, sustainability actions, strategies and guidelines are guided by best corporate governance practices. Its main activities focus on banking inclusion, social and environmental variables for loan approvals and product offerings, based on social and environmental aspects. Regarding responsible management and engagement with stakeholders, we highlight activities geared towards valuing professionals, improving the workplace, client relations, managing suppliers and adopting environmental management practices. We also highlight the Organization’s role in Brazilian society as one of its leading social investors, supporting education, environment, culture and athletic programs.

For more information about Bradesco’s initiatives visit www.bancodoplaneta.com.br or www.bradesco.com.br/ri

Fundação Bradesco

Fundação Bradesco, the main focus of the Organization’s social initiatives, holds social and educational programs with 40 schools located in all Brazilian states, including the Federal District, mostly in socially and economically underprivileged regions.

The budget for this year is forecast at R$ 523.434 million, R$ 71.095 million of which is intended to restructuring high school education through classroom expansion works, and R$ 452.339 million will enable offering free quality education to: a) 105,672 students enrolled in its schools in the following levels: basic education (kindergarten to high school) and vocational training - high school, youth and adult education; and preliminary and continuing vocational training, which focuses on creating jobs and income; b) 370 thousand students who will complete at least one of the distance-learning courses (EaD) available on the e-learning portal; and c) 21,527 beneficiaries in partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and technology courses (Educar and Aprender). The approximately 45 thousand students enrolled in the basic education system also receive uniforms, school supplies, meals, and medical and dental assistance free of charge.

The "National Day of Voluntary Action", celebrated on 5.17.2014 for the 12th year running, gathered 19,739 volunteers in 66 different locations throughout Brazil, including Fundação Bradesco schools and service points near the school units. It provided a total of 275,789 services related to education, health, leisure, sports and the environment, displaying once more an example of citizenship and solidarity.

Bradesco Sports and Education Program

The Bradesco Sports and Education Program in the city of Osasco, SP offers Training Centers and Experts to teach women's volleyball and basketball. The activities take place at its Sports Development Center, at Fundação Bradesco schools, municipal Sports Centers, and private schools. Currently, about 2 thousand children and young people from 8 to 20 years old are benefited, reaffirming the social commitment and the recognition of talent and full exercise of citizenship, with education, sport and health actions.

12.    Awards

Rankings – the following acknowledgments were made to Bradesco during the period:

•      Most valuable banking sector brand in Latin America and 20th in the global ranking, according to a survey conducted by the consulting firm Brand Finance and The Banker magazine;

•     Brazil’s Most Valuable Bank Brand, according to rankings compiled by the magazine IstoÉ Dinheiro and the consulting firm BrandAnalytics/Milward Brown Optimor;

•     “Best Brazilian Bank” for the third consecutive year, acknowledged by Euromoney Awards for Excellence. In addition, Bradesco BBI was chosen as the Best Brazilian Investment Bank at the same awards, granted by the British magazine Euromoney;

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•       Featured for the 4th consecutive time in The 35 Best Companies to Start your Career, from Guia Você S/A,  in a survey conducted by the magazine Você S/A in partnership with Fundação Instituto de Administração (FIA) and Cia. de Talentos. The list also includes Tempo Serviços, Bradesco Organization’s credit card administrator;

•       One of the 100 Best Companies in IDHO - Organizational Human Development Indicator, in a study developed by the magazine Gestão RH. This year, Bradesco was featured in the Governance dimension, being the only Bank to appear in the ranking of the 10 Best Companies in IDHO;

•       The only Brazilian Bank ranked among the “Best Companies to Work for in Latin America”, under the “Companies with over 500 employees” category, according to the survey conducted by the consulting firm Great Place to Work;

•       Bradesco Private Bank was recognized as the best of Brazil under the “Specialized Services” category, at the special edition Private Banking Global Survey 2014 of Euromoney Magazine;

•       Bradesco Cartões, company of the year at the XV Modern Consumer Award for Excellence in Customer Service, recognized by the quality of services offered to consumers;

•       BRAM-Bradesco Asset Management received  the highest management quality rating - 1-AMP (very strong) - from Standard & Poor's. It was also voted Top Management 2014 Variable Income, in the ranking published by the magazine ValorInveste, according to an evaluation from Standard & Poor's; and

•       eFinance 2014 Award, from  the magazine Executivos Financeiros,  winning with cases in various categories.

Ratings – In the first half of 2014, among the evaluation indexes assigned to Brazilian Banks by national and international Agencies and Entities, we have recorded for Bradesco that:

•      credit rating agencies Moody's Investors Service and Austin Rating affirmed all ratings of the Organization; and

•       credit rating agency Standard & Poor's downgraded the ratings on a global scale for issuer credit in local and foreign currency from ‘BBB/A2’ to ‘BBB-/A3’, due to relegation of the sovereign rating.

13.    Acknowledgments

The results achieved in the first half of 2014 reflect the precision and the consistency of Bradesco Organization’s expansion strategy, grounded on quality and efficiency, always in line with the new demands of the markets and the economy as a whole. Through these advancements, we wish to thank our shareholders and customers for their trust and support, and to thank our employees and other associates for their dedication and commitment.

Cidade de Deus, July 30, 2014

Board of Directors

Board of Executive Officers

(*) Excluding mark-to-market effect of Securities Available for sale recorded under Shareholders’ Equity.

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Consolidated Statement of Financial Position – In thousands of Reais

Assets	2014		2013
	June	March	June
Current assets	600,639,035	597,002,155	601,883,754
Cash and due from banks (Note 6)	11,534,602	12,110,067	16,179,775
Interbank investments (Notes 3d and 7)	136,983,854	126,320,146	146,391,618
Investments in federal funds sold and securities borrowed under agreements to resell	125,321,856	115,741,455	139,789,912
Interbank investments	11,675,372	10,618,597	6,602,636
Allowance for losses	(13,374)	(39,906)	(930)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	199,469,993	193,114,514	197,622,811
Own portfolio	176,316,096	160,506,063	165,330,778
Subject to repurchase agreements	16,222,348	26,121,894	27,292,429
Derivative financial instruments (Notes 3f, 8e II and 32b)	4,733,427	3,778,562	2,374,661
Underlying guarantees provided	1,944,322	2,458,066	1,784,978
Securities subject to unrestricted repurchase agreements	253,800	249,929	839,965
Interbank accounts	55,195,430	60,599,096	50,930,612
Unsettled payments and receipts	1,557,986	1,575,879	608,839
Reserve requirement (Note 9):
- Reserve requirement - Brazilian Central Bank	53,501,826	58,919,160	50,247,046
- National treasury - rural loans	-	-	578
- SFH	4,249	5,961	3,025
Correspondent banks	131,369	98,096	71,124
Interdepartmental accounts	320,342	548,957	649,691
Internal transfer of funds	320,342	548,957	649,691
Loans (Notes 3g, 10 and 32b)	132,038,064	133,771,326	125,590,039
Loans:
- Public sector	31,779	42,639	106,606
- Private sector	145,639,263	146,955,377	138,529,404
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(13,632,978)	(13,226,690)	(13,045,971)
Leasing (Notes 2, 3g, 10 and 32b)	2,281,099	2,477,965	3,247,669
Leasing receivables:
- Private sector	4,615,232	4,989,529	6,418,871
Unearned income from leasing	(2,103,807)	(2,255,345)	(2,825,360)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(230,326)	(256,219)	(345,842)
Other receivables	59,524,158	64,770,782	58,441,498
Receivables on sureties and guarantees honored (Note 10a-3)	30,304	31,862	22,539
Foreign exchange portfolio (Note 11a)	11,476,110	18,133,644	12,603,475
Receivables	603,653	731,351	747,051
Securities trading	830,940	997,323	4,180,999
Specific receivables	3,292	3,046	2,761
Insurance and reinsurance receivables and reinsurance assets – technical reserves	4,070,116	3,777,433	3,462,377
Sundry (Note 11b)	43,292,639	41,899,947	38,288,768
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(782,896)	(803,824)	(866,472)
Other assets (Note 12)	3,291,493	3,289,302	2,830,041
Other assets	1,660,960	1,565,634	1,293,444
Provision for losses	(647,622)	(603,368)	(519,587)
Prepaid expenses (Notes 3i and 12b)	2,278,155	2,327,036	2,056,184
Long-term receivables	315,346,984	309,758,601	279,237,449
Interbank investments (Notes 3d and 7)	669,821	693,875	1,093,041
Interbank investments	669,821	693,875	1,093,041

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Consolidated Statement of Financial Position – In thousands of Reais

Assets	2014		2013
	June	March	June
The accompanying Notes are an integral part of these Financial Statements.
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	133,730,405	128,855,866	111,404,163
Own portfolio	75,546,787	75,535,850	52,647,547
Subject to repurchase agreements	50,286,078	48,280,299	49,069,201
Derivative financial instruments (Notes 3f, 8e II and 32b)	1,000,075	594,395	862,972
Subject to the Brazilian Central Bank	19,008	2,694	47,224
Privatization currencies	62,237	63,052	69,604
Underlying guarantees provided	5,990,548	4,322,077	8,100,563
Securities subject to unrestricted repurchase agreements	825,672	57,499	607,052
Interbank accounts	599,801	591,868	569,016
Reserve requirement (Note 9):
- SFH	599,801	591,868	569,016
Loans (Notes 3g, 10 and 32b)	145,031,278	143,060,489	129,753,104
Loans:
- Public sector	1,919,401	2,069,028	75,531
- Private sector	145,510,575	143,554,018	136,614,551
Loans Related to Assignment	4,205,713	4,023,119	-
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(6,604,411)	(6,585,676)	(6,936,978)
Leasing (Notes 2, 3g, 10 and 32b)	2,301,181	2,368,402	2,810,710
Leasing receivables:
- Private sector	4,985,585	5,169,314	6,261,672
Unearned income from leasing	(2,528,065)	(2,632,691)	(3,198,846)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(156,339)	(168,221)	(252,116)
Other receivables	31,400,852	32,537,264	31,949,379
Receivables	7,459	16,393	27,011
Securities trading	126,860	177,378	269,650
Sundry (Note 11b)	31,317,233	32,354,294	31,660,540
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(50,700)	(10,801)	(7,822)
Other assets (Note 12)	1,613,646	1,650,837	1,658,036
Prepaid expenses (Notes 3i and 12b)	1,613,646	1,650,837	1,658,036
Permanent assets	15,145,755	15,467,997	15,576,165
Investments (Notes 3j, 13 and 32b)	1,886,747	1,870,597	1,920,417
Equity in the earnings (losses) of unconsolidated companies - In Brazil	1,471,009	1,456,636	1,440,183
Other investments	689,466	687,804	754,227
Allowance for losses	(273,728)	(273,843)	(273,993)
Premises and equipment (Notes 3k and 14)	4,578,907	4,596,795	4,464,008
Premises	1,463,321	1,449,649	1,342,235
Other assets	10,352,291	10,378,734	9,881,431
Accumulated depreciation	(7,236,705)	(7,231,588)	(6,759,658)
Intangible assets (Notes 3l and 15)	8,680,101	9,000,605	9,191,740
Intangible assets	16,416,704	16,260,103	17,581,168
Accumulated amortization	(7,736,603)	(7,259,498)	(8,389,428)
Total	931,131,774	922,228,753	896,697,368

The accompanying Notes are an integral part of these Financial Statements.

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Consolidated Statement of Financial Position – In thousands of Reais

Liabilities	2014		2013
	June	March	June
Current Liabilities	645,826,729	633,058,763	610,203,074
Deposits (Notes 3n and 16a)	164,831,687	168,041,497	149,275,466
Demand Deposits	36,176,242	38,569,323	36,586,408
Savings Deposits	84,318,918	82,098,295	72,627,265
Interbank deposits	329,746	455,468	485,693
Time deposits (Notes 16a and 32b)	44,006,781	46,918,411	39,576,100
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	232,207,444	228,518,684	248,966,584
Own portfolio	108,296,248	114,875,410	117,565,530
Third-party portfolio	122,146,097	112,795,792	110,974,509
Unrestricted portfolio	1,765,099	847,482	20,426,545
Funds from issuance of securities (Notes 16c and 32b)	36,898,189	26,558,538	24,842,697
Mortgage and real estate notes, letters of credit and others	33,703,331	21,293,057	20,388,900
Securities issued abroad	3,043,455	5,138,381	4,453,797
Structured Operations Certificates	151,403	127,100	-
Interbank accounts	1,910,430	1,690,041	1,014,942
Correspondent banks	1,910,430	1,690,041	1,014,942
Interdepartmental accounts	3,762,883	3,653,373	2,777,590
Third-party funds in transit	3,762,883	3,653,373	2,777,590
Borrowing (Notes 17a and 32b)	12,870,253	14,695,954	10,050,917
Borrowing in Brazil - other institutions	5,686	5,738	3,776
Borrowing abroad	12,864,567	14,690,216	10,047,141
Onlending in Brazil - official institutions (Notes 17b and 32b)	11,860,115	11,794,019	11,570,961
National treasury	1,109	2,289	17,444
BNDES	3,261,698	3,129,109	3,744,213
CEF	16,388	18,863	20,900
FINAME	8,579,662	8,642,502	7,788,404
Other institutions	1,258	1,256	-
Onlending abroad (Notes 17b and 32b)	212,745	173,694	136,862
Onlending abroad	212,745	173,694	136,862
Derivative financial instruments (Notes 3f, 8e II and 32b)	3,985,513	3,197,880	2,368,516
Derivative financial instruments	3,985,513	3,197,880	2,368,516
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	119,068,718	114,366,561	106,516,946
Other liabilities	58,218,752	60,368,522	52,681,593
Payment of taxes and other contributions	3,736,961	3,842,269	3,379,189
Foreign exchange portfolio (Note 11a)	5,551,655	11,995,335	5,601,398
Social and statutory	2,187,638	1,157,261	1,770,785
Tax and social security (Note 20a)	5,635,570	3,942,229	5,360,436
Securities trading	1,918,240	1,605,227	5,804,401
Financial and development funds	1,236	2,956	1,230
Subordinated debts (Notes 19 and 32b)	2,649,372	2,514,553	2,311,545
Sundry (Note 20b)	36,538,080	35,308,692	28,452,609
Long-term liabilities	207,795,160	214,734,626	219,223,705
Deposits (Notes 3n and 16a)	48,438,846	50,667,998	59,210,059
Interbank deposits	191,281	199,353	213,191

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Consolidated Statement of Financial Position – In thousands of Reais

Liabilities	2014		2013
	June	March	June
The accompanying Notes are an integral part of these Financial Statements.
Time deposits (Notes 16a and 32b)	48,247,565	50,468,645	58,996,868
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	23,403,544	22,197,346	17,858,536
Own portfolio	23,403,544	22,197,346	17,858,536
Funds from issuance of securities (Notes 16c and 32b)	32,978,552	37,952,071	28,977,913
Mortgage and real estate notes, letters of credit and others	27,895,149	32,652,954	21,311,125
Securities issued abroad	5,024,645	5,256,747	7,666,788
Structured Operations Certificates	58,758	42,370	-
Borrowing (Notes 17a and 32b)	857,437	971,137	1,036,810
Borrowing in Brazil - other institutions	14,179	8,761	6,879
Borrowing abroad	843,258	962,376	1,029,931
Onlending in Brazil - official institutions (Notes 17b and 32b)	28,340,766	29,089,213	26,325,469
BNDES	8,124,315	8,590,501	8,116,776
CEF	13,515	16,058	28,165
FINAME	20,202,564	20,482,285	18,178,885
Other institutions	372	369	1,643
Derivative financial instruments (Notes 3f, 8e II and 32b)	741,052	695,983	772,057
Derivative financial instruments	741,052	695,983	772,057
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	23,663,671	23,384,244	25,301,917
Other liabilities	49,371,292	49,776,634	59,740,944
Tax and social security (Note 20a)	10,808,229	10,675,088	19,695,567
Subordinated debts (Notes 19 and 32b)	32,734,624	33,325,359	33,910,561
Sundry (Note 20b)	5,828,439	5,776,187	6,134,816
Deferred income	223,400	560,099	661,074
Deferred income	223,400	560,099	661,074
Non-controlling interests in subsidiaries (Note 22)	486,207	549,269	582,002
Shareholders' equity (Note 23)	76,800,278	73,325,996	66,027,513
Capital:
- Domiciled in Brazil	37,622,310	37,622,312	37,622,549
- Domiciled abroad	477,690	477,688	477,451
Capital reserves	11,441	11,441	11,441
Profit reserves	38,976,929	36,382,872	30,020,791
Asset valuation adjustments	9,923	(870,302)	(1,907,418)
Treasury shares (Notes 23d and 32b)	(298,015)	(298,015)	(197,301)
Attributable to equity holders of the Parent Company	77,286,485	73,875,265	66,609,515
Total	931,131,774	922,228,753	896,697,368

The accompanying Notes are an integral part of these Financial Statements.

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Consolidated Income Statement – In thousands of Reais

	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Revenue from financial intermediation	27,806,362	25,599,441	53,405,803	44,364,450
Loans (Note 10j)	14,316,694	13,666,972	27,983,666	25,369,039
Leasing (Note 10j)	165,636	176,592	342,228	407,922
Operations with securities (Note 8h)	8,018,709	7,231,372	15,250,081	13,822,165
Financial income from insurance, pension plans and capitalization bonds (Note 8h)	3,564,421	3,263,448	6,827,869	3,746,383
Derivative financial instruments (Note 8h)	540,076	133,550	673,626	(1,603,839)
Foreign exchange operations (Note 11a)	73,647	(7,526)	66,121	1,172,934
Reserve requirement (Note 9b)	1,139,673	1,082,075	2,221,748	1,362,550
Sale or transfer of financial assets	(12,494)	52,958	40,464	87,296

Financial intermediation expenses	17,176,987	16,080,203	33,257,190	29,514,464
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	11,179,473	10,465,246	21,644,719	17,497,382
Adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds (Note 16e)	2,492,083	2,580,982	5,073,065	1,909,077
Borrowing and onlending (Note 17c)	(139,128)	(217,324)	(356,452)	3,025,017
Allowance for loan losses (Notes 3g, 10g and 10h)	3,644,559	3,251,299	6,895,858	7,082,988

Gross income from financial intermediation	10,629,375	9,519,238	20,148,613	14,849,986

Other operating income (expenses)	(3,991,364)	(3,501,428)	(7,492,792)	(7,130,668)
Fee and commission income (Note 24)	5,225,624	5,190,428	10,416,052	9,394,618
Other fee and commission income	3,934,689	4,142,058	8,076,747	7,453,748
Income from banking fees	1,290,935	1,048,370	2,339,305	1,940,870
Insurance, pension plan and capitalization bond retained premiums (Notes 3o and 21d)	13,883,351	11,382,058	25,265,409	24,089,514
Net premiums written	13,992,488	11,449,495	25,441,983	24,191,161
Reinsurance premiums	(109,137)	(67,437)	(176,574)	(101,647)
Variation in technical reserves for insurance, pension plans and capitalization bonds (Note 3o)	(6,504,866)	(4,147,182)	(10,652,048)	(11,486,646)
Retained claims (Note 3o)	(4,206,128)	(4,216,031)	(8,422,159)	(7,274,092)
Capitalization bond draws and redemptions (Note 3o)	(1,172,860)	(1,086,733)	(2,259,593)	(1,883,384)
Insurance, pension plan and capitalization bond selling expenses (Note 3o)	(728,741)	(687,865)	(1,416,606)	(1,262,358)
Payroll and related benefits (Note 25)	(3,447,840)	(3,279,147)	(6,726,987)	(6,250,514)
Other administrative expenses (Note 26)	(3,606,827)	(3,515,337)	(7,122,164)	(6,898,043)
Tax expenses (Note 27)	(1,168,898)	(1,141,275)	(2,310,173)	(1,968,486)
Equity in the earnings (losses) of unconsolidated companies (Note 13b)	34,864	51,763	86,627	15,220
Other operating income (Note 28)	707,261	811,285	1,518,546	1,725,886
Other operating expenses (Note 29)	(3,006,304)	(2,863,392)	(5,869,696)	(5,332,383)
Operating income	6,638,011	6,017,810	12,655,821	7,719,318
Non-operating income (loss) (Note 30)	(134,594)	(109,445)	(244,039)	18,133
Income before income tax and social contribution and non-controlling interests	6,503,417	5,908,365	12,411,782	7,737,451
Income tax and social contribution (Notes 34a and 34b)	(2,696,382)	(2,435,388)	(5,131,770)	(1,813,090)
Non-controlling interests in subsidiaries	(29,281)	(29,801)	(59,082)	(56,523)
Net income	3,777,754	3,443,176	7,220,930	5,867,838

The accompanying Notes are an integral part of these Financial Statements.

Bradesco      115

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Statement of Changes in Shareholders' Equity – In Thousands of Reais

Events		Paid-in	Capital reserves	Profit reserves		Asset valuation adjustments		Treasury shares	Retained earnings (accumulated losses)	Total
			Share premium	Legal	Statutory	Bradesco	Subsidiaries
Balance on December 31, 2012		30,100,000	11,441	3,838,474	30,380,303	886,689	5,027,853	(197,301)	-	70,047,459
Capital increase through reserves		8,000,000	-	-	(8,000,000)	-	-	-	-	-
Asset valuation adjustments		-	-	-	-	(2,887,377)	(4,934,583)	-	-	(7,821,960)
Net income		-	-	-	-	-	-	-	5,867,838	5,867,838
Allocations:	- Reserves	-	-	293,392	3,508,622	-	-	-	(3,802,014)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(2,065,824)	(2,065,824)
Balance on June 30, 2013		38,100,000	11,441	4,131,866	25,888,925	(2,000,688)	93,270	(197,301)	-	66,027,513

Balance on December 31, 2013		38,100,000	11,441	4,439,025	29,712,872	(865,373)	(189,070)	(269,093)	-	70,939,802
Acquisition of treasury shares		-	-	-	-	-	-	(28,922)	-	(28,922)
Asset valuation adjustments		-	-	-	-	(5,420)	189,561	-	-	184,141
Net income		-	-	-	-	-	-	-	3,443,176	3,443,176
Allocations:	- Reserves	-	-	172,159	2,058,816	-	-	-	(2,230,975)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(1,212,201)	(1,212,201)
Balance on March 31, 2014		38,100,000	11,441	4,611,184	31,771,688	(870,793)	491	(298,015)	-	73,325,996
Asset valuation adjustments		-	-	-	-	592,839	287,386	-	-	880,225
Net income		-	-	-	-	-	-	-	3,777,754	3,777,754
Allocations:	- Reserves	-	-	188,888	2,405,169	-	-	-	(2,594,057)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(354,697)	(354,697)
	- Interim Dividends Provisioned	-	-	-	-	-	-	-	(829,000)	(829,000)
Balance on June 30, 2014		38,100,000	11,441	4,800,072	34,176,857	(277,954)	287,877	(298,015)	-	76,800,278

Balance on December 31, 2013		38,100,000	11,441	4,439,025	29,712,872	(865,373)	(189,070)	(269,093)	-	70,939,802
Acquisition of treasury shares		-	-	-	-	-	-	(28,922)	-	(28,922)
Asset valuation adjustments		-	-	-	-	587,419	476,947	-	-	1,064,366
Net income		-	-	-	-	-	-	-	7,220,930	7,220,930
Allocations:	- Reserves	-	-	361,047	4,463,985	-	-	-	(4,825,032)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	(1,566,898)	(1,566,898)
	- Interim Dividends Provisioned	-	-	-	-	-	-	-	(829,000)	(829,000)
Balance on June 30, 2014		38,100,000	11,441	4,800,072	34,176,857	(277,954)	287,877	(298,015)	-	76,800,278

The accompanying Notes are an integral part of these Financial Statements.

116             Report on Economic and Financial Analysis – June 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Statement of Value Added – In thousands of Reais

Description	2014						2013
	2nd quarter	%	1st quarter	%	1st semester	%	1st semester	%
1 - Revenue	28,461,401	251.0	26,854,472	254.6	55,315,873	252.7	45,857,354	280.1
1.1) Financial intermediation	27,806,362	245.2	25,599,441	242.7	53,405,803	244.0	44,364,450	271.0
1.2) Fees and commissions	5,225,624	46.1	5,190,428	49.2	10,416,052	47.6	9,394,618	57.4
1.3) Allowance for loan losses	(3,644,559)	(32.1)	(3,251,299)	(30.8)	(6,895,858)	(31.5)	(7,082,988)	(43.3)
1.4) Other	(926,026)	(8.2)	(684,098)	(6.5)	(1,610,124)	(7.4)	(818,726)	(5.0)
2 - Financial intermediation expenses	(13,532,428)	(119.3)	(12,828,904)	(121.6)	(26,361,332)	(120.4)	(22,431,476)	(137.0)
3 - Inputs acquired from third-parties	(2,924,347)	(25.8)	(2,849,666)	(27.1)	(5,774,013)	(26.4)	(5,640,234)	(34.5)
Material, water, electricity and gas	(147,345)	(1.3)	(138,637)	(1.3)	(285,982)	(1.3)	(264,961)	(1.6)
Outsourced services	(923,863)	(8.1)	(903,415)	(8.6)	(1,827,278)	(8.3)	(1,701,779)	(10.4)
Communication	(378,197)	(3.3)	(375,505)	(3.6)	(753,702)	(3.4)	(795,449)	(4.9)
Financial system services	(187,589)	(1.7)	(197,048)	(1.9)	(384,637)	(1.8)	(368,050)	(2.2)
Advertising and marketing	(170,499)	(1.5)	(178,249)	(1.7)	(348,748)	(1.6)	(330,118)	(2.0)
Transport	(199,590)	(1.8)	(202,885)	(1.9)	(402,475)	(1.8)	(404,105)	(2.5)
Data processing	(326,301)	(2.9)	(335,694)	(3.2)	(661,995)	(3.0)	(615,211)	(3.8)
Asset maintenance	(179,873)	(1.6)	(151,507)	(1.4)	(331,380)	(1.5)	(315,580)	(1.9)
Security and surveillance	(138,787)	(1.2)	(138,307)	(1.3)	(277,094)	(1.3)	(239,391)	(1.5)
Travel	(34,368)	(0.3)	(30,252)	(0.3)	(64,620)	(0.3)	(60,978)	(0.4)
Other	(237,935)	(2.1)	(198,167)	(1.9)	(436,102)	(2.1)	(544,612)	(3.3)
4 – Gross value added (1-2-3)	12,004,626	105.9	11,175,902	105.9	23,180,528	105.9	17,785,644	108.6
5 - Depreciation and amortization	(699,889)	(6.2)	(679,403)	(6.4)	(1,379,292)	(6.3)	(1,430,538)	(8.7)
6 - Net value added produced by the entity (4-5)	11,304,737	99.7	10,496,499	99.5	21,801,236	99.6	16,355,106	99.9
7 - Value added received through transfer	34,864	0.3	51,763	0.5	86,627	0.4	15,220	0.1
Equity in the earnings (losses) of unconsolidated companies	34,864	0.3	51,763	0.5	86,627	0.4	15,220	0.1
8 - Value added to distribute (6+7)	11,339,601	100.0	10,548,262	100.0	21,887,863	100.0	16,370,326	100.0
9 – Value added distributed	11,339,601	100.0	10,548,262	100.0	21,887,863	100.0	16,370,326	100.0
9.1) Personnel	2,997,589	26.4	2,850,300	27.1	5,847,889	26.7	5,435,519	33.3
Salaries	1,563,127	13.8	1,516,258	14.4	3,079,385	14.1	2,912,683	17.8
Benefits	704,205	6.2	697,236	6.6	1,401,441	6.4	1,311,420	8.0
Government Severance Indemnity Fund for Employees (FGTS)	147,462	1.3	143,606	1.4	291,068	1.3	276,703	1.7
Other	582,795	5.1	493,200	4.7	1,075,995	4.9	934,713	5.8
9.2) Tax, fees and contributions	4,315,531	38.1	4,005,510	37.9	8,321,041	38.1	4,596,571	28.1
Federal	4,146,415	36.6	3,818,750	36.2	7,965,165	36.4	4,281,822	26.2
State	8,783	0.1	3,216	-	11,999	0.1	4,393	-
Municipal	160,333	1.4	183,544	1.7	343,877	1.6	310,356	1.9
9.3) Value distributed to providers of capital	219,446	1.9	219,475	2.0	438,921	2.0	413,875	2.5
Rental	215,859	1.9	213,903	2.0	429,762	2.0	408,578	2.5
Asset leasing	3,587	-	5,572	-	9,159	-	5,297	-
9.4) Value distributed to shareholders	3,807,035	33.6	3,472,977	33.0	7,280,012	33.2	5,924,361	36.1
Interest on shareholders’ equity/dividends	1,183,697	10.4	1,212,201	11.5	2,395,898	10.9	2,065,824	12.6
Retained earnings	2,594,057	22.9	2,230,975	21.2	4,825,032	22.0	3,802,014	23.2
Non-controlling interests in retained earnings	29,281	0.3	29,801	0.3	59,082	0.3	56,523	0.3

The accompanying Notes are an integral part of these Financial Statements.

Bradesco      117

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Consolidated Cash Flow Statement - In Thousands of Reais

	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Cash flow from operating activities:
Net Income before income tax and social contribution	6,503,417	5,908,365	12,411,782	7,737,451
Adjustments to net income before income tax and social contribution	7,907,424	7,606,227	15,513,651	12,547,803
Allowance for loan losses	3,644,559	3,251,299	6,895,858	7,082,988
Depreciation and amortization	699,889	679,403	1,379,292	1,430,538
Expenses with civil, labor and tax provisions	727,276	799,809	1,527,085	2,175,920
Expenses with adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds	2,492,083	2,580,982	5,073,065	1,909,077
Equity in the earnings (losses) of unconsolidated companies	(34,864)	(51,763)	(86,627)	(15,220)
(Gain)/loss on sale of investments	1,858	(4)	1,854	(166,566)
(Gain)/loss on sale of fixed assets	(10,765)	3,127	(7,638)	11,753
(Gain)/loss on sale of foreclosed assets	83,247	62,899	146,146	86,506
Other	304,141	280,475	584,616	32,807
Adjusted net income before taxes	14,410,841	13,514,592	27,925,433	20,285,254
(Increase)/decrease in interbank investments	(1,059,515)	15,613,632	14,554,117	60,667,600
(Increase)/decrease in trading securities and derivative financial instruments	(8,295,443)	(68,310)	(8,363,753)	30,532,390
(Increase)/decrease in interbank and interdepartmental accounts	536,913	(2,726,528)	(2,189,615)	(1,967,362)
(Increase) in loan and leasing	(3,589,399)	(8,794,161)	(12,383,560)	(20,907,793)
(Increase) in insurance and reinsurance receivables and reinsurance assets – technical reserves	(292,683)	(279,231)	(571,914)	(751,432)
Increase/(decrease) in technical reserves for insurance, pension plans and capitalization bonds	2,489,501	(1,059,288)	1,430,213	5,692,366
Increase/(decrease) in deferred income	(336,699)	(116,634)	(453,333)	3,427
(Increase)/decrease in other receivables and other assets	7,562,437	(3,618,405)	3,944,032	(2,531,259)
(Increase)/decrease in reserve requirement - Brazilian Central Bank	5,417,334	(3,538,171)	1,879,163	(2,294,629)
Increase/(decrease) in deposits	(5,438,962)	646,450	(4,792,512)	(3,371,999)
Increase/(decrease) in federal funds purchased and securities sold under agreements to repurchase	4,894,958	(5,562,766)	(667,808)	11,233,968
Increase in funds from issuance of securities	5,366,132	6,856,616	12,222,748	2,461,303
Increase/(decrease) in borrowings and onlending	(2,582,701)	629,165	(1,953,536)	4,934,860
Increase/(decrease) in other liabilities	(6,584,618)	7,747,175	1,162,557	(2,839,820)
Income tax and social contribution paid	(1,258,209)	(2,839,584)	(4,097,793)	(4,436,488)
Net cash provided by/(used in) operating activities	11,239,887	16,404,552	27,644,439	96,710,386
Cash flow from investing activities:
(Increase)/decrease in held-to-maturity securities	(324,087)	(561,866)	(885,953)	189,963
Sale of/maturity of and interests on available-for-sale securities	12,404,826	10,632,545	23,037,371	27,958,933
Proceeds from sale of foreclosed assets	141,620	131,827	273,447	204,611
Sale of investments	1,583	2,277	3,860	198,435
Sale of premises and equipment	139,076	176,261	315,337	264,298
Purchases of available-for-sale securities	(12,954,809)	(16,569,919)	(29,524,728)	(60,877,870)
Foreclosed asset acquisitions	(352,534)	(309,650)	(662,184)	(528,565)
Investment acquisitions	(5,044)	(1,440)	(6,484)	(76,442)
Purchase of premises and equipment	(306,030)	(263,981)	(570,011)	(577,445)
Intangible asset acquisitions	(211,723)	(168,778)	(380,501)	(1,723,220)
Dividends and interest on shareholders' equity received	28,833	119,882	148,715	179,991
Net cash provided by/(used in) investing activities	(1,438,289)	(6,812,842)	(8,251,131)	(34,787,311)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	(455,916)	(45,091)	(501,007)	1,370,392
Dividends and interest on shareholders’ equity paid	(248,665)	(2,346,657)	(2,595,322)	(2,788,503)
Non-controlling interest	(92,343)	(85,967)	(178,310)	(62,715)
Acquisition of own shares	-	(28,922)	(28,922)	-
Net cash provided by/(used in) financing activities	(796,924)	(2,506,637)	(3,303,561)	(1,480,826)
Net increase in cash and cash equivalents	9,004,674	7,085,073	16,089,747	60,442,249
Cash and cash equivalents - at the beginning of the period	124,909,995	117,824,922	117,824,922	47,555,069
Cash and cash equivalents - at the end of the period	133,914,669	124,909,995	133,914,669	107,997,318
Net increase in cash and cash equivalents	9,004,674	7,085,073	16,089,747	60,442,249

The accompanying Notes are an integral part of these Financial Statements.

118             Report on Economic and Financial Analysis – June 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Financial Statements Index

Notes to Bradesco’s Financial Statements are as follows:

Bradesco      119

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

1)   OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that carries out all types of banking activities that it is authorized to do so through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank has a number of other activities, either directly or indirectly, through its subsidiaries, particularly in leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. Operations are conducted within the context of the companies within the Bradesco Organization, working together in the market.

2)   PRESENTATION OF THE FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Banco Bradesco, its foreign branches, subsidiaries and jointly-controlled entities, in Brazil and abroad, including SPEs (Special Purpose Entities). They were prepared based on accounting practices issued by Laws no 4595/64 (Brazilian Financial System Law) and no 6404/76 (Brazilian Corporate Law), along with amendments introduced by Laws no 11638/07 and no 11941/09 relating to the accounting of operations, associated with rules and instructions of the National Monetary Council (CMN) and the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of leasing companies included in the consolidated information were prepared using finance leases, whereby leased fixed assets are classified as operating leases less the residual value paid in advance.

In the preparation of these consolidated financial statements, intercompany transactions, including investments, assets and liabilities, revenue, expenses and unrealized profit were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for on a separate line. Forjointly-controlled investments with other shareholders, assets, liabilities and income and loss were proportionally consolidated in the consolidated financial statements according to the interest on shareholders’ equity of each investee. Goodwill on the acquisition of investments in subsidiary/unconsolidated companies or jointly-controlled entities is included in investments and intangible assets (Note 15a). The foreign exchange variation from foreign branches or investments is presented in the income statement accounts together with changes in the value of the derivative financial instrument, borrowing or onlending operation to eliminate the effect of these investment hedge instruments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical reserves for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on July 30, 2014.

120             Report on Economic and Financial Analysis – June 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Below are the primary direct and indirectly owned companies included in the consolidation:

	Activity	Equity interest
		2014		2013
		June 30	March 31	June 30
Financial Area - Brazil
Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (1)	Banking	-	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A. (2)	Banking	-	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	98.35%	98.35%	98.35%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco CBSS S.A. (3)	Banking	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A. (4)	Banking	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%	100.00%
Cielo S.A. (5)	Services	28.65%	28.65%	28.65%
Cia. Brasileira de Soluções e Serviços - Alelo (5)	Services	50.01%	50.01%	50.01%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
Financial Area - Abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (6)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Area
Bradesco Argentina de Seguros S.A.	Insurance	99.92%	99.92%	99.92%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Odontoprev S.A. (7)	Dental care	50.01%	50.01%	43.50%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1)  Company merged into Banco Bradesco BERJ S.A. in April 2014;

(2)  Company merged into Banco Bradesco Cartões S.A. in June 2014;

(3)  New corporate name of Bankpar Arrendamento Mercantil S.A.;

(4)  Currently Banco BERJ S.A.;

(5)  Company proportionally consolidated, pursuant to CMN Resolution no 2723/00 and CVM Rule no 247/96;

(6)  The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d); and

(7)  Increase in equity interest through share acquisition in January 2014;

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Notes to the Consolidated Financial Statements

3)   SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and Presentation Currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s income statement under items “Derivative Financial Instruments” and “Borrowing and Onlending”.

b)   Income and Expense Recognition

Income and expenses are recognized on an accrual basis together to determine the net income for the period to which they relate, regardless of receipt or payment of funds.

Fixed rate transactions are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are prorated daily and calculated based on the exponential method, except when they relate to discounted notes or to foreign transactions which are calculated using the straight-line method.

Floating rate or foreign-currency-indexed transactions are adjusted for inflation at the end of the reporting period.

Insurance and coinsurance premiums, net of premiums assigned to coinsurance and corresponding commissions, are recorded upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the effectiveness of risk in cases in which the risk begins before the issue, and recognized on a straight-line basis during the policies’ effective period through accrual and reversal of the unearned premium reserve of deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk but with no policy issued, are recorded in the income statement at the beginning of the risk coverage, based on estimated figures.

Recognition of health insurance premiums commences concurrent with the effectiveness of the corresponding insurance policy and is recognized in proportion to the portion of the term elapse.

Income and expenses arising from DPVAT insurance operations are recorded based on information provided by Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recorded based on the information received from other companies and IRB - Brasil Resseguros S.A. (IRB), respectively. Deferral of reinsurance premiums granted is consistent to the corresponding reinsurance premium and/or reinsurance contract.

Brokerage and acquisition of new health insurance operations are deferred and recorded in the income statement on a straight-line basis according to the average time beneficiaries stay in a plan, as measured by a technical study, as provided for in ANS Normative Resolution no 314/12.

Pension plan contributions and life insurance premiums covering survival are recognized in the income statement as they are received. Income from management fees paid by special-purpose investment funds are recognized on the accrual basis at contractual rates.

Income from capitalization bonds is recognized when it is effectively received. Income from prescribed capitalization bonds are recognized after the prescription period, which according to Brazilian law, is up to 20 years for capitalization bonds and drawings not redeemed by November 11, 2003 and 5 years after this date. The expenses for placement of capitalization bonds, classified as “Acquisition Costs”, are recognized when they are incurred. Technical reserves are recorded when the respective revenues are registered in books.

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Notes to the Consolidated Financial Statements

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, investments in federal funds purchases and securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, and are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are reflected in Note 6.

d)   Interbank investments

Unrestricted purchase and sale commitments are stated at their fair value. Other investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 7.

e)   Securities - Classification

•       Trading securities - securities acquired for the purpose of being actively and frequently traded. They are recorded at cost, plus income earned and adjusted to Fair value recognized in profit or loss for the period;

•       Available-for-sale securities - securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to Fair value within shareholders' equity, net of tax, which will be recognized in profit or loss only when effectively disposed; and

•       Held-to-maturity securities - securities for which there is positive intent and financial capacity to be held in the portfolio up to maturity. They are recorded at cost, plus earnings recognized in profit or loss for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their estimated fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 8 (a to d).

f)    Derivative financial instruments (assets and liabilities)

Classified according to intended use by Management, on the date that the operation was contracted and considering if it was intended for hedging purposes or not.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. Gains and losses are recorded in income or expenses accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the Fair value of financial assets and liabilities are designated as hedges and are classified according to their nature:

•       Market risk hedge: financial instruments classified in this category as well as the hedge-related financial assets and liabilities, gains and losses, realized or not, are recorded in the income statement; and

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•       Cash flow hedge: effective portion of valuation or devaluation of financial instruments classified in this category is recorded, net of taxes, in a specific account under shareholders’ equity. The ineffective portion of the respective hedge is directly recognized in profit or loss.

A breakdown of amounts included in derivative financial instruments, in the balance sheet and off-balance-sheet accounts, is disclosed in Note 8 (e to h).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level bosed on: (i) the parameters established by Resolution CMN no 2682/99, which requires risk ratings to have nine levels, where “AA” is (minimum risk) and “H” (maximum risk); and (ii) the Administration’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the period of late payment defined in CMN Resolution no 2682/99 is also considered to rate customer risk as follows:

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as allowed under CMN Resolution no 2682/99.

Interest and inflation adjustments on past-due transactions are only recognized up to the 59th day that they are past due. As from the 60th day, they are recognized in deferred income.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated transactions are maintained at least at the same level as previously classified. Renegotiations already written-off against the allowance and that were recorded in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management assessment to determine credit risk.

Type, values, terms, levels of risk, concentration, economic sector of the activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 10.

h)   Income tax and social contribution (assets and liabilities)

Income tax and social contribution credits, calculated on income tax losses, social contribution losses and temporary additions are recorded in “Other Receivables - Sundry” and the provisions for deferred tax liabilities on tax differences in leasing depreciation and mark-to-market adjustments on securities are recorded in “Other Liabilities - Tax and Social Security”. The income tax rate only applies to tax differences in leasing depreciation.

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Notes to the Consolidated Financial Statements

Tax credits on temporary additions are used and/or reversed against the corresponding provision. Tax credits on income tax and social contribution losses are used when taxable income is generated, under the 30% limit of the taxable profit for the period. Such tax credits are recorded based on current expectations on when the deduction can be used, considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. Social contribution on net income is calculated at 15% for financial institutions and insurance companies and at 9% for other companies.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

Pursuant to Law no 11941/09, changes in the criteria to recognize for revenue, costs and expenses included in the net income for the period, enacted by Law no 11638/07 and by Articles no 37 and no 38 of Law no 11941/09, shall not affect taxable income, and, for tax purposes, accounting methods and criteria in force on December 31, 2007 are considered. For accounting purposes, the tax effects of adopting the aforementioned laws are recorded in the corresponding deferred tax assets and liabilities.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of tax credits, as well as unrecorded tax credits, are presented in Note 34.

i)    Prepaid expenses

Prepaid expenses are represented by use of funds for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to corresponding assets that will generate revenue in subsequent periods are recorded in profit or loss according to the terms and the amount of expected benefits and directly written-off in profit or loss when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

Prepaid expenses are shown in details in Note 12b.

j)    Investments

Investments in unconsolidated companies, with significant influence over the investee or with at least 20% of the voting rights, are accounted for by the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries and jointly-controlled entities were consolidated, and the composition of the main companies can be found in Note 2. The composition of unconsolidated companies, as well as other investments, can be found in Note 13.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities or used for that purpose, including those transactions which transfer risks, benefits and controls of the assets to the entity.

Premisses and equipment are stated at at acquisition cost, net of the respective accumulated depreciation, calculated by the straight-line method according to the assets’ estimated economic useful life, where: use real estate - 4% per annum; furniture and utensils and machinery and equipment - 10% per annum; transport systems - 20% per annum; and data-processing systems - 20% to 50% per annum, and adjusted through impairment, when applicable.

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Notes to the Consolidated Financial Statements

The breakdown of asset costs and their corresponding depreciation, as well as the unrecorded surplus value for real estate and fixed asset ratios, is presented in Note 14.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities or used for that purpose.

Intangible assets comprise:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recorded and amortized, as applicable, over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted through impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% to 50% p.a.), from the date it is available for use and adjusted through impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intention and ability to complete such development, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during its estimated useful life, considering the expected future economic benefits.

Goodwill and other intangible assets, including their changes by class, are broken down in Note 15.

m) Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or even significant or extended decline in asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the book value of an asset or cash-generating unit exceeds its recoverable value.

Impairment losses are presented in Note 8d(10).

n)   Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, on a daily prorated basis.

A breakdown of securities recorded in deposits and federal funds purchased and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 16.

o)   Technical reserves relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance covering survival:

-     he unearned premium reserve (PPNG) is calculated on a daily prorated basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, is comprised of the portion corresponding to the periods of risk not arising from insurance policies less initial contracting costs, except for health and personal insurance, and includes estimates for risks in effect but not issued (RVNE);

-        The unearned premium or contribution reserve (PPCNG) is calculated on a daily prorated basis considering health insurance premiums and recorded by the portion corresponding to the insurance contract risk periods to be elapsed, whose effectiveness has already started;

-        The mathematical reserve for unvested benefits (PMBaC) is calculated by the difference between the current value of future benefits and the current value of future contributions, corresponding to assumed obligations;

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-        The reserve for unvested benefits relating to the individual health care plan portfolio covers the holder’s dependents for five years upon death, and it is calculated based on the time dependents are expected to remain in the plan up to the end of this five-year period, in addition to the discount rate based on the Bank’s own study; after this, it is calculated based on costs on the five-year-period plan, excluding payment of premiums;

-        The reserve for vested benefits relating to the individual health care plan portfolio comprises obligations under the terms of the contract relating to coverage of the health care plan, and premiums for the payment of insurers participating in the Bradesco Saúde– “GBS Plan” insurance, based on the present value of estimated future expenses with health care provided to dependents whose holders are already deceased, as provided for in ANS Normative Resolution no 75/04, and the discount rate based on the Bank’s own study;

-        For Health Insurance, the reserve for incurred but not reported (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the balance of the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims based on monthly run-off triangles, which consider the claims ratio in the last 12 months, is prepared to calculate IBNP claims;

-        For non-life insurance, the reserve for incurred but not reported (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the balance of the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims based on biannual run-off triangles is prepared to calculate IBNP claims. The run-off triangles consider the historical development of claims paid in the last 14 semesters to determine a future projection per occurrence period, and considers the estimated claims incurred and not enough reported (IBNER), reflecting the expectation of changing the amount provisioned throughout the regulatory process. In 2013, the premise regarding the expectation of receiving saved and indemnified items was segregated between IBNR and PSL;

-        For other life insurance, the reserve for incurred but not reported (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the balance of the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims based on biannual run-off triangles is prepared to calculate IBNP claims. The run-off triangles consider the historical development of claims paid in the last 14 semesters to determine a future projection per occurrence period;

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The reserve is adjusted for inflation and includes all claims under litigation and loss of suits costs;

-        For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, net of the corresponding portion of the expectation of receiving saved and indemnified items, including loss of suits costs;

-        The reserve for related expenses (PDR) is recorded to cover estimated benefit and claims expenses;

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle and premium refund not yet paid;

-    The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (LAT), which is prepared biannually using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate structures (ETTJ) free from risk and defined by Susep. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy; and

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Notes to the Consolidated Financial Statements

-        Other technical reserves are mainly recorded to cover differences between the premiums future adjustments and the ones necessary to the technical balance of healthcare plan individual portfolio, adopting the formula included in the actuarial technical note approved by ANS, and the discount rate based on Bank’s own study.

•       Pension plans and life insurance covering survival:

-    The unrealized risk premiums (PPNG) is calculated on a daily prorated basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, is comprised of the portion corresponding to periods of risks not arising from insurance policies and includes an estimate for risks in effect but not issued (RVNE);

-        The mathematical reserve for unvested benefits (PMBaC) is recorded for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the current value of future benefits and the current value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-        The mathematical reserve for unvested benefits related to life insurance and unrestricted benefit pension plans (VGBL and PGBL), apart from the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment;

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refund and portability requested not yet transferred to the recipient;

-        The mathematical reserve for vested benefits (PMBC) is recognized for participants already benefiting and corresponds to the present value of future obligations related to the payment of ongoing benefits;

-    The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (LAT), which is prepared biannually using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate structures (ETTJ) free from risk and defined by Susep. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-        The reserve for related expenses (PDR) is recorded to cover estimated benefit and claims expenses;

-        The reserve for financial surplus (PEF) corresponds to the portion of income from investment of reserves that exceeds minimum returns from pension plans that have a financial surplus in the participation clause;

-        The reserve for technical surplus (PET) corresponds to the difference between the expected and the actual amounts for events in the period for pension plans that have a technical surplus in the participation clause;

-        The reserve for incurred and not reported (IBNR) events is calculated based on run-off triangles, which consider the history of losses reported in the last 84 months to set forth a future projection by incurrence period;

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The reserve is adjusted for inflation and includes all claims under litigation and loss of suit costs; and

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Notes to the Consolidated Financial Statements

-        Other technical reserves (OTP) comprise the amounts required by Susep Circular Letter no 462/13.

•       Capitalization bonds:

-        The mathematical reserve for capitalization bond (PMC) is recorded for each active or suspended capitalization bond during the estimated term set forth in the general conditions of the plan, and is calculated according to the methodology set forth in the actuarial technical notes;

-        The reserve for redemption (PR) is recorded from capitalization bonds overdue or not yet due where early redemption has been requested by the customer. Reserves are adjusted for inflation based on the indexes provided in each plan;

-        The reserve for draws not yet taken place (PSR) and the reserve for draws payable (PSP) are recorded to cover premiums for future draws (not yet taken place) and also for prize money from draws where customers have already been chosen (payable); and

-    The reserve for administrative expense (PDA) is recorded to cover the plan’s expenses with placement and disclosure, brokerage and others, and complies with the methodology established in actuarial technical note.

Technical reserves are shown by account, product and segment, as well as amounts and details of plan assets covering these technical reserves, and are shown in Note 21.

p)   Provisions, contingent assets and liabilities and legal obligations - tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution no 3823/09 and CVM Resolution no 594/09:

•       Contingent assets: these are not recognized in the financial statements, except when Management has control over the situation or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, classifying the gain as practically certain by confirming the expectation of receipt or compensation against another liability. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable which would cause a probable outflow of funds to settle the obligation and when amounts can be reliably measured;

•       Contingent liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor disclosed; and

•       Legal obligations - provision for tax risks: results from judicial proceedings, being contested on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully recognized in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 18.

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Notes to the Consolidated Financial Statements

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities are recognized in the profit or loss over the term of the transaction and reduces the corresponding liability. They are presented in Notes 16c and 19.

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r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and monetary and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting and the date the financial statement they are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 35.

4)   INFORMATION FOR COMPARISON PURPOSES

Reclassifications

There were no reclassifications or other relevant information for previous periods that affect the comparability of the consolidated financial statements for the period ended June 30, 2014.

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5)   STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT ADJUSTED BY OPERATING SEGMENT

a)      Statement of financial position

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Abroad	Brazil	Abroad
Assets
Current and long-term assets	707,050,430	92,799,851	165,522,601	2,315	2,219,896	(51,609,074)	915,986,019
Funds available	11,479,996	3,093,163	233,369	1,180	76,358	(3,349,464)	11,534,602
Interbank investments	135,479,561	2,174,114	-	-	-	-	137,653,675
Securities and derivative financial instruments	166,112,420	13,084,470	154,025,641	1,040	1,465,326	(1,488,499)	333,200,398
Interbank and interdepartmental accounts	56,115,573	-	-	-	-	-	56,115,573
Loan and leasing	252,450,142	74,041,720	-	-	-	(44,840,240)	281,651,622
Other receivables and assets	85,412,738	406,384	11,263,591	95	678,212	(1,930,871)	95,830,149
Permanent assets	63,825,928	35,413	3,674,710	150	662,712	(53,053,158)	15,145,755
Investments	53,611,194	-	1,287,568	134	41,009	(53,053,158)	1,886,747
Premises and equipment	3,513,780	11,938	992,319	16	60,854	-	4,578,907
Intangible assets	6,700,954	23,475	1,394,823	-	560,849	-	8,680,101
Total on June 30, 2014	770,876,358	92,835,264	169,197,311	2,465	2,882,608	(104,662,232)	931,131,774
Total on March 31, 2014	762,482,404	97,476,143	162,282,709	2,667	2,861,315	(102,876,485)	922,228,753
Total on June 30, 2013	744,706,198	90,148,233	155,703,103	3,953	1,908,754	(95,772,873)	896,697,368

Liabilities
Current and long-term liabilities	692,995,481	61,028,608	150,260,746	876	945,252	(51,609,074)	853,621,889
Deposits	186,949,638	29,769,852	-	-	-	(3,448,957)	213,270,533
Federal funds purchased and securities sold under agreements to repurchase	253,511,394	2,673,159	-	-	-	(573,565)	255,610,988
Funds from issuance of securities	63,011,712	8,068,100	-	-	-	(1,203,071)	69,876,741
Interbank and interdepartmental accounts	5,673,313	-	-	-	-	-	5,673,313
Borrowing and onlending	88,344,041	10,396,587	-	-	-	(44,599,312)	54,141,316
Derivative financial instruments	2,795,539	1,931,026	-	-	-	-	4,726,565
Technical reserves from insurance, pension plans and capitalization bonds	-	-	142,731,646	743	-	-	142,732,389
Other liabilities:
- Subordinated debts	27,658,295	7,725,701	-	-	-	-	35,383,996
- Other	65,051,549	464,183	7,529,100	133	945,252	(1,784,169)	72,206,048
Deferred income	223,400	-	-	-	-	-	223,400
Non-controlling interests in subsidiaries	857,199	31,806,656	18,936,565	1,589	1,937,356	(53,053,158)	486,207
Shareholders’ equity	76,800,278	-	-	-	-	-	76,800,278
Total on June 30, 2014	770,876,358	92,835,264	169,197,311	2,465	2,882,608	(104,662,232)	931,131,774
Total on March 31, 2014	762,482,404	97,476,143	162,282,709	2,667	2,861,315	(102,876,485)	922,228,753
Total on June 30, 2013	744,706,198	90,148,233	155,703,103	3,953	1,908,754	(95,772,873)	896,697,368

132             Report on Economic and Financial Analysis – June 2014

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Notes to the Consolidated Financial Statements

b)      Income statement

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Abroad	Brazil	Abroad
Revenues from financial intermediation	45,708,812	1,166,733	6,826,040	-	74,377	(370,159)	53,405,803
Expenses from financial intermediation	27,882,927	671,375	5,073,065	-	-	(370,177)	33,257,190
Gross income from financial intermediation	17,825,885	495,358	1,752,975	-	74,377	18	20,148,613
Other operating income/expenses	(9,270,808)	(22,093)	1,720,521	(20)	79,626	(18)	(7,492,792)
Operating income	8,555,077	473,265	3,473,496	(20)	154,003	-	12,655,821
Non-operating income	(223,803)	2,915	(21,055)	-	(2,096)	-	(244,039)
Income before taxes and non-controlling interest	8,331,274	476,180	3,452,441	(20)	151,907	-	12,411,782
Income tax and social contribution	(3,780,661)	(12,919)	(1,287,272)	(12)	(50,906)	-	(5,131,770)
Non-controlling interests in subsidiaries	(5,672)	-	(53,327)	-	(83)	-	(59,082)
Net income for the 1st semester of 2014	4,544,941	463,261	2,111,842	(32)	100,918	-	7,220,930
Net income for the 1st semester of 2013	3,097,591	858,095	1,862,079	(1,367)	51,440	-	5,867,838
Net income for the 2nd quarter of 2014	2,395,381	270,375	1,071,491	57	40,450	-	3,777,754
Net income for the 1st quarter of 2014	2,149,560	192,886	1,040,351	(89)	60,468	-	3,443,176

(1)  The financial segment is comprised of financial institutions, holding companies—which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;

(2)  The asset, liability, income and expense balances among companies from the same segment are eliminated;

(3)  The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4)  Refer to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and abroad.

6)   CASH AND CASH EQUIVALENTS

	R$ thousand
	2014		2013
	June 30	March 31	June 30
Cash and due from banks in domestic currency	7,650,892	7,249,718	11,618,039
Cash and due from banks in foreign currency	3,883,611	4,860,251	4,561,643
Investments in gold	99	98	93
Total cash and due from banks	11,534,602	12,110,067	16,179,775
Interbank investments (1)	122,380,067	112,799,928	91,817,543
Total cash and cash equivalents	133,914,669	124,909,995	107,997,318

(1)  Refer to operations which mature 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

Bradesco      133

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Notes to the Consolidated Financial Statements

7)   INTERBANK INVESTMENTS

a)   Breakdown and maturity

	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Investments in federal funds purchased and securities sold under agreements to repurchase:
Own portfolio position	3,166,999	-	-	-	3,166,999	2,381,044	7,521,888
● National treasury notes	186,931	-	-	-	186,931	375,535	34,943
● National treasury bills	2,967,853	-	-	-	2,967,853	1,969,854	7,459,846
● Other	12,215	-	-	-	12,215	35,655	27,099
Funded position	118,408,807	3,089,275	-	-	121,498,082	112,825,954	112,438,501
● Financial treasury bills	76,294	-	-	-	76,294	114,606	656,670
● National treasury notes	75,398,612	2,070,727	-	-	77,469,339	82,300,503	96,005,941
● National treasury bills	42,933,901	1,018,548	-	-	43,952,449	30,410,845	15,775,890
Short position	218,001	438,774	-	-	656,775	534,457	19,829,523
● National treasury bills	218,001	438,774	-	-	656,775	534,457	19,829,523
Subtotal	121,793,807	3,528,049	-	-	125,321,856	115,741,455	139,789,912
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks	3,210,343	3,812,160	4,652,869	669,821	12,345,193	11,312,472	7,695,677
● Provision for losses	(2,057)	(3,111)	(8,206)	-	(13,374)	(39,906)	(930)
Subtotal	3,208,286	3,809,049	4,644,663	669,821	12,331,819	11,272,566	7,694,747
Total on June 30, 2014	125,002,093	7,337,098	4,644,663	669,821	137,653,675
%	90.8	5.3	3.4	0.5	100.0
Total on March 31, 2014	118,351,059	5,257,676	2,711,411	693,875		127,014,021
%	93.2	4.1	2.1	0.6		100.0
Total on June 30, 2013	126,416,867	18,949,723	1,025,028	1,093,041			147,484,659
%	85.8	12.8	0.7	0.7			100.0

b)   Income from interbank investments

Classified in the income statement as income on securities transactions.

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Income from investments in purchase and sale commitments:
• Own portfolio position	70,204	79,367	149,571	346,986
• Funded position	2,917,311	2,715,544	5,632,855	4,025,891
• Short position	27,508	120,712	148,220	3,488,534
Subtotal	3,015,023	2,915,623	5,930,646	7,861,411
Income from interest-earning deposits in other banks	198,976	128,668	327,644	256,967
Total (Note 8h)	3,213,999	3,044,291	6,258,290	8,118,378

134             Report on Economic and Financial Analysis – June 2014

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Notes to the Consolidated Financial Statements

8)   SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by operating segment and issuer

	R$ thousand
	2014								2013

Financial

		Insurance/ Capitalization bonds	Pension plans	Other Activities	June 30%		March 31%		June 30%
Trading securities (5)	52,144,622	3,573,524	50,469,114	715,008	106,902,268	41.4	110,774,207	43.4	108,837,466	44.9
- Government securities	29,208,120	706,776	8,011	517,163	30,440,070	11.8	35,301,647	13.9	20,575,819	8.5
- Corporate securities	17,203,000	2,866,748	137,773	197,845	20,405,366	7.9	26,051,935	10.2	41,903,168	17.3
- Derivative financial instruments (1)	5,733,502	-	-	-	5,733,502	2.2	4,372,957	1.7	3,237,633	1.3
- PGBL/VGBL restricted bonds	-	-	50,323,330	-	50,323,330	19.5	45,047,668	17.6	43,120,846	17.8
Available-for-sale securities (4) (5)	107,908,861	9,816,621	9,984,073	53,820	127,763,375	49.4	121,094,631	47.4	129,897,824	53.6
- Government securities	58,666,845	8,070,744	8,237,657	2,771	74,978,017	29.0	75,121,878	29.4	108,401,488	44.7
- Corporate securities	49,242,016	1,745,877	1,746,416	51,049	52,785,358	20.4	45,972,753	18.0	21,496,336	8.9
Held-to-maturity securities (4)	36,757	4,166,630	19,590,162	-	23,793,549	9.2	23,528,116	9.2	3,793,131	1.5
- Government securities	36,757	4,166,630	19,590,162	-	23,793,549	9.2	23,528,116	9.2	3,793,131	1.5
Subtotal	160,090,240	17,556,775	80,043,349	768,828	258,459,192	100.0	255,396,954	100.0	242,528,421	100.0
Purchase and sale commitments (2)	18,239,202	7,326,105	49,086,468	89,431	74,741,206		66,573,426		66,498,553
Overall total	178,329,442	24,882,880	129,129,817	858,259	333,200,398		321,970,380		309,026,974
- Government securities	87,911,722	12,944,150	27,835,830	519,934	129,211,636	50.0	133,951,641	52.5	132,770,438	54.7
- Corporate securities	72,178,518	4,612,625	1,884,189	248,894	78,924,226	30.5	76,397,645	29.9	66,637,137	27.5
- PGBL/VGBL restricted bonds	-	-	50,323,330	-	50,323,330	19.5	45,047,668	17.6	43,120,846	17.8
Subtotal	160,090,240	17,556,775	80,043,349	768,828	258,459,192	100.0	255,396,954	100.0	242,528,421	100.0
Purchase and sale commitments (2)	18,239,202	7,326,105	49,086,468	89,431	74,741,206		66,573,426		66,498,553
Overall total	178,329,442	24,882,880	129,129,817	858,259	333,200,398		321,970,380		309,026,974

Bradesco      135

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Notes to the Consolidated Financial Statements

b)   Breakdown of the consolidated portfolio by issuer

Securities (3)	R$ thousand
	2014									2013
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark- to- market	Fair/book value (6) (7) (8)	Mark- to- market	Fair/book value (6) (7) (8)	Mark- to- market
Government securities	269,671	5,189,127	10,261,478	113,491,360	129,211,636	129,185,463	26,173	133,951,641	(1,906,165)	132,770,438	(1,904,768)
Financial treasury bills	81,973	1,174,066	1,440,483	6,952,607	9,649,129	9,647,929	1,200	11,942,762	4,161	7,009,615	1,146
National treasury bills	94,403	10,002	6,592,322	18,486,857	25,183,584	25,889,346	(705,762)	28,101,159	(1,055,663)	31,136,033	(905,129)
National treasury notes	67,720	3,984,699	2,228,673	87,687,033	93,968,125	93,275,385	692,740	93,558,686	(889,744)	94,326,447	(1,031,672)
Brazilian foreign debt notes	11,120	-	-	302,626	313,746	299,029	14,717	264,992	12,024	160,237	9,247
Privatization currencies	-	-	-	62,237	62,237	51,575	10,662	63,052	10,899	69,604	11,741
Other	14,455	20,360	-	-	34,815	22,199	12,616	20,990	12,158	68,502	9,899
Private securities	17,343,277	5,560,836	4,047,137	51,972,976	78,924,226	78,547,008	377,218	76,397,645	26,079	66,637,137	(1,091,165)
Bank deposit certificates	146,649	629,835	19,709	74,914	871,107	871,107	-	1,004,165	-	1,401,686	-
Shares (9)	5,942,454	-	-	-	5,942,454	5,991,587	(49,133)	5,702,062	300,144	4,487,032	(1,211,411)
Debentures	143,807	3,017,413	1,533,088	28,742,479	33,436,787	33,572,437	(135,650)	33,638,779	(123,748)	30,790,387	(58,667)
Promissory notes	200,059	783,914	-	-	983,973	992,424	(8,451)	745,968	(3,743)	1,058,120	(838)
Foreign corporate securities	125,462	14,424	442,009	8,000,975	8,582,870	8,463,009	119,861	8,856,829	(42,974)	8,884,754	(328,112)
Derivative financial instruments (1)	4,140,238	365,114	228,075	1,000,075	5,733,502	5,096,619	636,883	4,372,957	279,363	3,237,633	406,021
Other	6,644,608	750,136	1,824,256	14,154,533	23,373,533	23,559,825	(186,292)	22,076,885	(382,963)	16,777,525	101,842
PGBL/VGBL restricted bonds	3,265,713	14,972,603	5,474,241	26,610,773	50,323,330	50,323,330	-	45,047,668	-	43,120,846	-
Subtotal	20,878,661	25,722,566	19,782,856	192,075,109	258,459,192	258,055,801	403,391	255,396,954	(1,880,086)	242,528,421	(2,995,933)
Purchase and sale commitments (2)	74,741,206	-	-	-	74,741,206	74,741,206	-	66,573,426	-	66,498,553	-
Hedge - cash flow (Note 8g)	-	-	-	-	-	-	(20,725)	-	269,156	-	(7,045)
Securities reclassified to “Held-to-maturity securities” (4)	-	-	-	-	-	-	407,385	-	443,371	-	-
Overall total	95,619,867	25,722,566	19,782,856	192,075,109	333,200,398	332,797,007	790,051	321,970,380	(1,167,559)	309,026,974	(3,002,978)

136             Report on Economic and Financial Analysis – June 2014

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Notes to the Consolidated Financial Statements

c)     Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities (3)	R$ thousand
	2014									2013
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark- to- market	Fair/book value (6) (7) (8)	Mark- to- market	Fair/book value (6) (7) (8)	Mark- to- market
- Financial (5)	10,082,104	7,214,804	8,218,259	26,629,455	52,144,622	51,382,474	762,148	60,885,211	274,591	60,697,211	158,625
National treasury bills	31,331	7,659	4,140,739	556,197	4,735,926	4,736,646	(720)	8,319,114	(11,211)	2,912,987	(34,064)
Financial treasury bills	81,973	826,251	999,708	6,202,218	8,110,150	8,109,121	1,029	9,962,498	3,919	5,146,997	656
Bank deposit certificates	59,526	521,083	19,580	18,638	618,827	618,827	-	682,302	-	834,733	-
Derivative financial instruments (1)	4,140,238	365,114	228,075	1,000,075	5,733,502	5,096,619	636,883	4,372,957	279,363	3,237,633	406,021
Debentures	18,939	2,260,502	331,281	3,861,241	6,471,963	6,531,345	(59,382)	12,735,928	(71,418)	27,896,986	(81,400)
Promissory notes	78,768	75,044	-	-	153,812	154,188	(376)	223,016	(958)	1,052,960	(837)
National treasury notes	2,386	2,804,551	1,219,548	12,314,946	16,341,431	16,130,841	210,590	15,347,683	83,095	11,007,259	(130,126)
Other	5,668,943	354,600	1,279,328	2,676,140	9,979,011	10,004,887	(25,876)	9,241,713	(8,199)	8,607,656	(1,625)
- Insurance companies and capitalization bonds	1,167,055	631,136	274,665	1,500,668	3,573,524	3,569,537	3,987	3,992,001	1,827	3,897,427	7,249
Financial treasury bills	-	144,089	187,657	358,435	690,181	690,181	-	1,104,815	-	1,241,984	-
National treasury bills	-	-	12,154	4,017	16,171	16,171	-	12,597	-	8,452	-
Bank deposit certificates	1,213	108,295	-	17,767	127,275	127,275	-	130,434	-	126,483	-
National treasury notes	-	424	-	-	424	424	-	9,288	-	2,156	-
Debentures	-	5,133	-	126,804	131,937	131,937	-	132,698	-	127,646	-
Other	1,165,842	373,195	74,854	993,645	2,607,536	2,603,549	3,987	2,602,169	1,827	2,390,706	7,249
- Pension plans	3,327,155	14,980,323	5,474,241	26,687,395	50,469,114	50,469,114	-	45,192,882	-	43,864,766	649
PGBL/VGBL restricted bonds	3,265,713	14,972,603	5,474,241	26,610,773	50,323,330	50,323,330	-	45,047,668	-	43,120,846	-
Other	61,442	7,720	-	76,622	145,784	145,784	-	145,214	-	743,920	649
- Other activities	135,352	125,625	134,665	319,366	715,008	715,008	-	704,113	-	378,062	-
Financial treasury bills	-	87,516	87,430	243,518	418,464	418,464	-	445,867	-	169,543	-
Bank deposit certificates	5,116	457	129	8	5,710	5,710	-	20,376	-	31,972	-

Bradesco      137

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Notes to the Consolidated Financial Statements

Securities (3)	R$ thousand
	2014									2013
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark- to- market	Fair/book value (6) (7) (8)	Mark- to- market	Fair/book value (6) (7) (8)	Mark- to- market
National treasury bills	10,095	2,344	20,926	-	33,365	33,365	-	25,043	-	9,818	-
Debentures	3,904	1,314	324	35,289	40,831	40,831	-	52,900	-	20,795	-
Other	116,237	33,994	25,856	40,551	216,638	216,638	-	159,927	-	145,934	-
Subtotal	14,711,666	22,951,888	14,101,830	55,136,884	106,902,268	106,136,133	766,135	110,774,207	276,418	108,837,466	166,523
Purchase and sale commitments (2)	74,506,700	-	-	-	74,506,700	74,506,700	-	66,405,750	-	66,387,014	-
Financial/other	18,328,633	-	-	-	18,328,633	18,328,633	-	10,968,541	-	17,502,100	-
Insurance companies and capitalization bonds	7,219,747	-	-	-	7,219,747	7,219,747	-	3,433,133	-	3,165,942	-
Pension plans	48,958,320	-	-	-	48,958,320	48,958,320	-	52,004,076	-	45,718,972	-
- PGBL/VGBL	47,786,715	-	-	-	47,786,715	47,786,715	-	49,282,052	-	44,797,390	-
- Funds	1,171,605	-	-	-	1,171,605	1,171,605	-	2,722,024	-	921,582	-
Overall total	89,218,366	22,951,888	14,101,830	55,136,884	181,408,968	180,642,833	766,135	177,179,957	276,418	175,224,480	166,523
Derivative financial instruments (liabilities)	(3,545,526)	(249,043)	(190,944)	(741,052)	(4,726,565)	(4,442,480)	(284,085)	(3,893,863)	(155,967)	(3,140,573)	(293,996)

138             Report on Economic and Financial Analysis – June 2014

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Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (3) (10)	R$ thousand
	2014									2013
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark- to- market	Fair/book value (6) (7) (8)	Mark- to- market	Fair/book value (6) (7) (8)	Mark- to- market
- Financial (5)	2,832,076	2,063,151	5,129,411	97,884,223	107,908,861	108,342,449	(433,588)	101,808,234	(1,453,894)	88,678,564	(3,761,964)
National treasury bills	52,978	-	2,418,503	17,926,642	20,398,123	21,103,165	(705,042)	19,744,405	(1,044,452)	28,204,774	(871,066)
Brazilian foreign debt notes	11,120	-	-	265,869	276,989	262,272	14,717	228,335	12,024	114,151	9,247
Foreign corporate securities	124,470	14,424	430,313	7,946,145	8,515,352	8,395,351	120,001	8,856,250	(42,970)	8,875,067	(328,118)
National treasury notes	-	530,639	457,510	36,575,762	37,563,911	37,134,852	429,059	38,481,837	(330,516)	41,764,409	(2,443,914)
Financial treasury bills	-	81,680	165,690	104,029	351,399	351,245	154	348,682	198	384,394	395
Bank deposit certificates	55,696	-	-	38,502	94,198	94,198	-	143,356	-	402,501	-
Debentures	120,964	718,846	1,201,483	24,547,705	26,588,998	26,697,335	(108,337)	20,518,175	(80,932)	2,494,650	(8,357)
Shares (9)	2,330,851	-	-	-	2,330,851	2,385,820	(54,969)	2,730,646	347,421	730,993	(262,315)
Other	135,997	717,562	455,912	10,479,569	11,789,040	11,918,211	(129,171)	10,756,548	(314,667)	5,707,625	142,164
- Insurance companies and capitalization bonds (4)	1,668,801	683,894	306,948	7,156,978	9,816,621	10,393,814	(577,193)	10,001,678	(914,947)	14,877,373	(1,198,156)
National treasury notes	-	649,085	306,948	7,100,708	8,056,741	8,600,219	(543,478)	8,340,967	(816,540)	13,160,901	(876,624)
Shares	1,660,645	-	-	-	1,660,645	1,689,939	(29,294)	1,566,712	(91,455)	1,573,349	(325,157)
Debentures	-	20,806	-	50,906	71,712	52,690	19,022	67,787	17,042	122,195	18,189
Other	8,156	14,003	-	5,364	27,523	50,966	(23,443)	26,212	(23,994)	20,928	(14,564)
- Pension plans (4)	1,636,503	23,633	-	8,323,937	9,984,073	9,340,536	643,537	9,194,508	207,487	26,329,512	1,797,664
Shares	1,622,865	-	-	-	1,622,865	1,585,283	37,582	1,179,048	26,114	1,500,326	(630,182)
National treasury notes	-	-	-	8,183,492	8,183,492	7,586,922	596,570	7,828,166	174,216	24,630,297	2,418,343
Debentures	-	10,813	-	99,100	109,913	96,866	13,047	118,424	11,560	126,509	12,902
Other	13,638	12,820	-	41,345	67,803	71,465	(3,662)	68,870	(4,403)	72,380	(3,399)
- Other activities	29,615	-	-	24,205	53,820	49,320	4,500	90,211	4,850	12,375	-
Bank deposit certificates	25,098	-	-	-	25,098	25,098	-	27,697	-	5,995	-
Other	4,517	-	-	24,205	28,722	24,222	4,500	62,514	4,850	6,380	-
Subtotal	6,166,995	2,770,678	5,436,359	113,389,343	127,763,375	128,126,119	(362,744)	121,094,631	(2,156,504)	129,897,824	(3,162,456)

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Securities (3) (10)	R$ thousand
	2014									2013
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (6) (7) (8)	Original amortized cost	Mark- to- market	Fair/book value (6) (7) (8)	Mark- to- market	Fair/book value (6) (7) (8)	Mark- to- market
Purchase and sale commitments (2)	66,145	-	-	-	66,145	66,145	-	58,574	-	111,539	-
Insurance companies and capitalization bonds	28,516	-	-	-	28,516	28,516	-	44,871	-	3,934	-
Pension plans	37,629	-	-	-	37,629	37,629	-	13,703	-	107,605	-
Subtotal	6,233,140	2,770,678	5,436,359	113,389,343	127,829,520	128,192,264	(362,744)	121,153,205	(2,156,504)	130,009,363	(3,162,456)
Hedge - cash flow (Note 8g)	-	-	-	-	-	-	(20,725)	-	269,156	-	(7,045)
Securities reclassified to “Held-to-maturity securities“ (4)	-	-	-	-	-	-	407,385	-	443,371	-	-
Overall total	6,233,140	2,770,678	5,436,359	113,389,343	127,829,520	128,192,264	23,916	121,153,205	(1,443,977)	130,009,363	(3,169,501)

III)  Held-to-maturity securities

Securities (3)	R$ thousand
	2014						2013
	June 30					March 31	June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Original amortized cost (6) (7)	Original amortized cost (6) (7)	Original amortized cost (6) (7)
Financial	-	-	-	36,757	36,757	36,657	46,086
Brazilian foreign debt notes	-	-	-	36,757	36,757	36,657	46,086
Insurance companies and capitalization bonds	-	-	-	4,166,630	4,166,630	4,017,513	-
National treasury notes	-	-	-	4,166,630	4,166,630	4,017,513	-
Pension plans	-	-	244,667	19,345,495	19,590,162	19,473,946	3,747,045
National treasury notes	-	-	244,667	19,345,495	19,590,162	19,473,946	3,747,045
Subtotal	-	-	244,667	23,548,882	23,793,549	23,528,116	3,793,131
Purchase and sale commitments (2)	168,361	-	-	-	168,361	109,102	-
Insurance companies and capitalization bonds	77,842	-	-	-	77,842	68,676	-
Pension plans	90,519	-	-	-	90,519	40,426	-
Overall total (4)	168,361	-	244,667	23,548,882	23,961,910	23,637,218	3,793,131

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d)   Breakdown of the portfolios by financial statement classification

Securities	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on June 30 (3) (6) (7) (8)	Total on March 31 (3) (6) (7) (8)	Total on June 30 (3) (6) (7) (8)
Own portfolio	91,436,856	21,783,937	15,420,890	123,221,200	251,862,883	236,041,913	217,978,325
Fixed income securities	85,494,402	21,783,937	15,420,890	123,221,200	245,920,429	230,339,851	213,491,293
● Financial treasury bills	81,973	935,711	933,491	2,443,642	4,394,817	4,447,730	4,902,311
● National treasury notes	67,720	649,539	551,820	45,014,285	46,283,364	41,533,689	42,494,397
● Brazilian foreign debt securities	11,120	-	-	302,626	313,746	264,992	160,237
● Bank deposit certificates	146,649	629,835	19,709	74,914	871,107	1,004,165	1,401,686
● National treasury bills	94,403	10,002	4,642,276	765,609	5,512,290	7,027,383	1,888,855
● Foreign corporate securities	89,720	14,424	442,009	5,133,773	5,679,926	7,977,571	4,329,874
● Debentures	143,807	3,017,413	1,533,088	28,721,045	33,415,353	33,625,914	30,790,387
● Purchase and sale commitments (2)	74,741,206	-	-	-	74,741,206	66,573,426	66,498,553
● PGBL/VGBL restricted bonds	3,265,713	14,972,603	5,474,241	26,610,773	50,323,330	45,047,668	43,120,846
● Other	6,852,091	1,554,410	1,824,256	14,154,533	24,385,290	22,837,313	17,904,147
Equity securities	5,942,454	-	-	-	5,942,454	5,702,062	4,487,032
● Shares of listed companies (technical reserve)	1,925,663	-	-	-	1,925,663	1,495,226	1,775,308
● Shares of listed companies (other) (9)	4,016,791	-	-	-	4,016,791	4,206,836	2,711,724
Restricted securities	42,773	3,573,515	4,133,891	66,774,362	74,524,541	81,248,082	86,363,999
Repurchase agreements	35,742	3,356,568	3,627,793	59,488,323	66,508,426	74,402,193	76,361,630
● National treasury bills	-	-	1,940,620	12,247,959	14,188,579	16,447,494	20,384,734
● Financial treasury bills	-	21,408	10,320	2,594,008	2,625,736	5,057,592	355,340
● National treasury notes	-	3,335,160	1,676,853	41,757,720	46,769,733	52,004,984	51,066,676
● Foreign corporate securities	35,742	-	-	2,867,202	2,902,944	879,258	4,554,880
● Debentures	-	-	-	21,434	21,434	12,865	-
Brazilian Central Bank	-	-	-	19,008	19,008	2,694	47,224
● National treasury bills	-	-	-	19,008	19,008	-	-
● National treasury notes	-	-	-	-	-	2,694	47,224
Privatization currencies	-	-	-	62,237	62,237	63,052	69,604

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Notes to the Consolidated Financial Statements

Securities	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on June 30 (3) (6) (7) (8)	Total on March 31 (3) (6) (7) (8)	Total on June 30 (3) (6) (7) (8)
Guarantees provided	7,031	216,947	506,098	7,204,794	7,934,870	6,780,143	9,885,541
? National treasury bills	-	-	9,426	5,136,209	5,145,635	4,318,854	7,415,427
? Financial treasury bills	-	216,947	496,672	1,914,957	2,628,576	2,437,440	1,751,964
? Other	7,031	-	-	153,628	160,659	23,849	718,150
Derivative financial instruments (1)	4,140,238	365,114	228,075	1,000,075	5,733,502	4,372,957	3,237,633
Securities subject to unrestricted repurchase agreements	-	-	-	1,079,472	1,079,472	307,428	1,447,017
? National treasury bills	-	-	-	318,072	318,072	307,428	1,447,017
? National treasury notes	-	-	-	761,400	761,400	-	-
Overall total	95,619,867	25,722,566	19,782,856	192,075,109	333,200,398	321,970,380	309,026,974
%	28.7	7.7	5.9	57.7	100.0	100.0	100.0

(1)     Consistent with the criterion adopted by Bacen Circular Letter no 3068/01 and due to the characteristics of the securities, we are considering the derivative financial instruments, except those considered as cash flow hedges under the category Trading Securities;

(2)     These refer to investment fund resources and managed portfolios applied on purchase and sale commitments with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements;

(3)     The investment fund quotas were distributed according to the instruments composing their portfolios and maintaining the fund category classification;

(4)     In compliance with Article 8 of Bacen Circular Letter no 3068/01, Bradesco declares that it has financial capacity and intention to maintain held-to-maturity securities up to their maturity dates. This financial capacity is proven in Note 32a, which presents the maturity of asset and liability operations. In December 2013, the mark-to-market of securities reclassified from the "Available-for-Sale Securities" category to the " Held-to-Maturity Securities" category is maintained under Shareholders' Equity, and is being recognized in income statement for the remaining term of the securities, pursuant to Bacen Circular Letter no 3068/01;

(5)     In June 2014, the amount of R$ 4,571,838 thousand was reclassified from “Held-for-trading securities” to “Available-for-sale securities”;

(6)     The number of days to maturity was based on the maturity of the instruments, regardless of their accounting classification;

(7)     This column reflects book value after mark-to-market accounting in accordance with item (8), except for held-to-maturity instruments, whose fair value is higher than the original amortized cost for the amount of R$ 2,190,319 thousand (R$ 1,184,811 thousand on March 31, 2014 and R$ 1,834,739 thousand on June 30, 2013);

(8)     The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics; for investment funds, the original amortized cost reflects the fair value of the respective quotas. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

(9)     Includes shares of Banco Espírito Santo S.A. (BES), represented by the 3.9% participation in its capital, whose restated cost amounts to R$ 593,950 thousand (R$ 573,661 thousand on March 31, 2014 and R$ 530,454 thousand on June 30, 2013), and the corresponding market-to-market adjustment in R$ (194,634) thousand (R$ 248,697 thousand on March 31, 2014, and R$ (186,335) thousand on June 30, 2013). In the coming months, as occurs in other financial and non-financial assets, Bradesco will be evaluating the future development of the market value of this asset, in order to determine whether a impairment has occurred (Note 3m); and

(10)   In the 1st semester of 2014 and 2013 there were no losses by impairment under the heading "equity securities", for the securities classified under the category "Available-for-sale securities".

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Notes to the Consolidated Financial Statements

e)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their estimated fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair values of loan derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swap and futures operations and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

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Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recorded in balance sheet and off-balance-sheet accounts

	R$ thousand
	2014				2013
	June 30		March 31		June 30
	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount
Futures contracts
Purchase commitments:	47,729,644		53,172,445		196,616,218
- Interbank market	34,923,191	-	39,923,775	-	185,532,147	-
- Foreign currency	12,460,660	-	13,157,160	-	11,034,161	-
- Other	345,793	-	91,510	-	49,910	-
Sale commitments:	172,489,277		83,728,418		341,422,889
- Interbank market (1)	144,175,395	109,252,204	55,682,741	15,758,966	297,055,555	111,523,408
- Foreign currency (2)	27,925,679	15,465,019	27,887,625	14,730,465	44,218,058	33,183,897
- Other	388,203	42,410	158,052	66,542	149,276	99,366

Option contracts
Purchase commitments:	183,084,853		113,588,878		90,312,574
- Interbank market	174,189,300	-	107,447,000	-	89,252,700	-
- Foreign currency	8,438,490	-	5,318,145	-	548,201	-
- Other	457,063	308,760	823,733	297,317	511,673	141,128
Sale commitments:	192,330,117		124,656,009		96,395,214
- Interbank market	182,179,923	7,990,623	116,216,213	8,769,213	94,879,622	5,626,922
- Foreign currency	10,001,891	1,563,401	7,913,380	2,595,235	1,145,047	596,846
- Other	148,303	-	526,416	-	370,545	-

Forward contracts
Purchase commitments:	8,182,654		11,153,831		23,085,324
- Foreign currency	7,196,046	-	10,627,591	2,207,146	22,605,990	11,547,741
- Other	986,608	404,419	526,240	102,346	479,334	-
Sale commitments:	8,213,166		8,844,339		11,539,330
- Foreign currency	7,630,977	434,931	8,420,445	-	11,058,249	-
- Other	582,189	-	423,894	-	481,081	1,747

Swap contracts
Assets (long position):	54,450,528		54,981,579		46,696,235
- Interbank market	11,052,842	-	11,398,956	452,971	10,671,693	1,843,102
- Fixed rate	6,364,785	3,196,915	5,759,545	2,775,745	4,087,314	1,326,802
- Foreign currency	31,596,018	777,860	25,150,383	-	24,296,479	-
- IGP-M	1,529,877	-	1,428,579	-	1,206,371	-
- Other	3,907,006	-	11,244,116	-	6,434,378	-
Liabilities (short position):	53,598,476		54,514,974		46,250,410
- Interbank market	13,267,339	2,214,497	10,945,985	-	8,828,591	-
- Fixed rate	3,167,870	-	2,983,800	-	2,760,512	-
- Foreign currency	30,818,158	-	26,939,690	1,789,307	25,827,340	1,530,861
- IGP-M	2,217,591	687,714	2,194,830	766,251	2,335,778	1,129,407
- Other	4,127,518	220,512	11,450,669	206,553	6,498,189	63,811

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, for the amount of R$ 20,440,070 thousand (R$ 19,630,750 thousand on March 31, 2014 and R$ 17,479,586 thousand on June 30, 2013) (Note 8g); and

(2)  Includes specific hedges to protect foreign investments totaling R$ 31,850,766 thousand (R$ 28,375,218 thousand on March 31, 2014 and R$ 25,216,431 thousand on June 30, 2013).

To obtain greater payment assurance for operations with financial institutions and customers, Bradesco established compensation and settlement agreements for liabilities within the National Financial System, in accordance with CMN Resolution no 3263/05.

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II)   Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	R$ thousand
	2014						2013
	June 30			March 31			June 30
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivables - swaps	3,138,947	682,032	3,820,979	2,842,785	277,862	3,120,647	1,253,464	408,380	1,661,844
Receivable forward purchases	1,098,271	-	1,098,271	755,171	-	755,171	1,135,483	-	1,135,483
Receivable forward sales	705,931	-	705,931	403,170	-	403,170	395,778	-	395,778
Premiums on exercisable options	153,470	(45,149)	108,321	92,468	1,501	93,969	46,887	(2,359)	44,528
Total assets	5,096,619	636,883	5,733,502	4,093,594	279,363	4,372,957	2,831,612	406,021	3,237,633
Adjustment payables - swaps	(2,616,028)	(352,899)	(2,968,927)	(2,453,263)	(200,778)	(2,654,041)	(928,184)	(287,835)	(1,216,019)
Payable forward purchases	(1,114,982)	-	(1,114,982)	(752,287)	-	(752,287)	(385,462)	-	(385,462)
Payable forward sales	(459,202)	-	(459,202)	(322,802)	-	(322,802)	(1,423,146)	-	(1,423,146)
Premiums on written options	(252,268)	68,814	(183,454)	(209,544)	44,811	(164,733)	(109,785)	(6,161)	(115,946)
Total liabilities	(4,442,480)	(284,085)	(4,726,565)	(3,737,896)	(155,967)	(3,893,863)	(2,846,577)	(293,996)	(3,140,573)

III) Futures, options, forward and swap contracts - (Notional)

	R$ thousand
	2014						2013
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on June 30	Total on March 31	Total on June 30
Futures contracts	36,797,805	85,281,544	70,307,177	27,832,395	220,218,921	136,900,863	538,039,107
Option contracts	239,060,410	15,237,143	120,656,265	461,152	375,414,970	238,244,887	186,707,788
Forward contracts	9,207,311	3,337,619	2,102,469	1,748,421	16,395,820	19,998,170	34,624,654
Swap contracts	11,727,269	15,347,456	4,175,957	19,378,867	50,629,549	51,860,932	45,034,391
Total on June 30, 2014	296,792,795	119,203,762	197,241,868	49,420,835	662,659,260
Total on March 31, 2014	69,384,342	242,160,798	56,958,455	78,501,257		447,004,852
Total on June 30, 2013	226,219,873	49,004,397	341,874,692	187,306,978			804,405,940

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Notes to the Consolidated Financial Statements

IV) Types of margin offered for guarantee for derivative financial instruments, mainly futures contracts

	R$ thousand
	2014		2013
	June 30	March 31	June 30
Government securities
National treasury notes	123,655	-	691,568
Financial treasury bills	5,126	6,281	7,837
National treasury bills	3,707,271	3,271,471	6,477,872
Total	3,836,052	3,277,752	7,177,277

V)  Revenues and expenses, net

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Swap contracts	(78,685)	(408,459)	(487,144)	595,677
Forward contracts	(18,414)	(153,911)	(172,325)	287,512
Option contracts	(17,653)	10,623	(7,030)	(267,124)
Futures contracts	892,459	907,329	1,799,788	(2,432,512)
Foreign exchange variation of investments abroad	(237,631)	(222,032)	(459,663)	212,608
Total	540,076	133,550	673,626	(1,603,839)

VI) Total value of derivative financial instruments, by trading location and counterparties

	R$ thousand
	2014		2013
	June 30	March 31	June 30
Cetip (over-the-counter)	52,290,779	55,101,366	51,097,837
BM&FBOVESPA (stock exchange)	577,001,960	357,719,400	707,114,043
Abroad (over-the-counter) (1)	17,276,135	18,358,656	30,006,844
Abroad (stock exchange) (1)	16,090,386	15,825,430	16,187,216
Total	662,659,260	447,004,852	804,405,940

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

As of June 30,2014, a total of 94.6% of counterparties are corporate entities and 5.4% are financial institutions.

f)    Credit Default Swaps (CDS)

Overall, they represent a bilateral contract in which one of the counterparties purchases protection against credit risk of a particular financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

Bradesco carried out operations involving credit derivatives to better manage its risk exposure and its assets. As of June 30, 2014, it did not have credit derivative agreements.

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Notes to the Consolidated Financial Statements

g)   Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds, related to floating interest rate risk of Interbank Deposit Rate (DI Cetip), thus registering fixed cash flows.

Bradesco has traded DI Future contracts at BM&FBOVESPA since 2009, using them as cash flow hedges for funding linked to DI. The following table presents the DI Future position, where:

	R$ thousand
	2014		2013
	June 30	March 31	June 30
DI Future with maturity between 2015 and 2017	20,440,070	19,630,750	17,479,586
Funding indexed to CDI	20,290,694	19,788,753	17,170,617
Mark-to-market adjustment recorded in shareholders’ equity (1)	(20,725)	269,156	(7,045)
Ineffective fair value recorded in profit or loss	-	140	-

(1)  The adjustment in shareholders’ equity is R$ (12,435) thousand, net of taxes (R$ 161,494 thousand on March 31, 2014 and R$ (4,227) thousand on June 30, 2013).

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter no 3082/02.

h)   Income from securities, insurance, pension plans and capitalization bonds and derivative financial instruments

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Fixed income securities	4,803,214	4,187,245	8,990,459	5,678,322
Interbank investments (Note 7b)	3,213,999	3,044,291	6,258,290	8,118,378
Equity securities	1,496	(164)	1,332	25,465
Subtotal	8,018,709	7,231,372	15,250,081	13,822,165
Income from insurance, pension plans and capitalization bonds	3,564,421	3,263,448	6,827,869	3,746,383
Income from derivative financial instruments (Note 8e V)	540,076	133,550	673,626	(1,603,839)
Total	12,123,206	10,628,370	22,751,576	15,964,709

Bradesco      147

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Notes to the Consolidated Financial Statements

9)   INTERBANK ACCOUNTS - RESERVE REQUIREMENT

a)   Reserve requirement

	R$ thousand
	Remuneration	2014		2013
		June 30	March 31	June 30
Reserve requirement – demand deposits	not remunerated	5,054,725	6,949,702	7,467,661
Reserve requirement – savings deposits	savings index	16,742,086	16,339,408	14,387,520
Reserve requirement – time deposits	Selic rate	12,472,422	14,789,408	10,533,404
Collection of funds from rural loan (1)	not remunerated	-	-	536
Additional reserve requirement	Selic rate	19,232,593	20,840,642	17,857,925
• Savings deposits		8,371,043	8,169,704	7,191,501
• Time deposits		10,861,550	12,670,938	10,666,424
Reserve requirement – SFH	TR + interest rate	604,050	597,829	572,041
Funds from rural loan	not remunerated	-	-	578
Total (2)		54,105,876	59,516,989	50,819,665

(1)  Pursuant to Bacen Circular Letter no 3460/09, the banks must collect funds from rural loan (on demand deposits) not lent as of August 2010, for return in August 2013; and

(2)  For further information regarding new rules on reserve requirement, see Note 35c.

b)   Revenue from reserve requirement

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Reserve requirement – Bacen	1,131,731	1,073,825	2,205,556	1,349,292
Reserve requirement – SFH	7,942	8,250	16,192	13,258
Total	1,139,673	1,082,075	2,221,748	1,362,550

148             Report on Economic and Financial Analysis – June 2014

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Notes to the Consolidated Financial Statements

10) LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2014				2013
							Total on June 30 (A)	% (6)	Total on March 31 (A)	% (6)	Total on June 30 (A)	% (6)
Discounted trade receivables and loans (1)	19,275,189	14,083,733	10,125,884	19,596,165	20,275,924	56,051,180	139,408,075	36.8	140,777,982	37.5	134,572,342	38.5
Financing	3,581,686	3,528,416	2,930,207	8,648,311	14,843,022	79,323,919	112,855,561	29.7	112,583,233	29.9	102,684,948	29.4
Agricultural and agribusiness loans	2,683,001	934,033	879,523	4,651,906	4,169,776	9,759,078	23,077,317	6.1	21,229,159	5.6	17,321,736	4.9
Subtotal	25,539,876	18,546,182	13,935,614	32,896,382	39,288,722	145,134,177	275,340,953	72.6	274,590,374	73.0	254,579,026	72.8
Leasing	246,163	215,187	209,043	595,811	974,509	2,325,279	4,565,992	1.2	4,766,236	1.3	5,937,605	1.7
Advances on foreign exchange contracts (2)	768,343	1,134,862	688,367	2,403,606	1,400,855	9,783	6,405,816	1.7	6,447,175	1.7	6,639,087	1.9
Subtotal	26,554,382	19,896,231	14,833,024	35,895,799	41,664,086	147,469,239	286,312,761	75.5	285,803,785	76.0	267,155,718	76.4
Other receivables (3)	6,479,378	4,324,537	1,689,520	3,111,171	2,649,673	1,630,501	19,884,780	5.2	19,811,018	5.3	16,844,419	4.8
Total loans	33,033,760	24,220,768	16,522,544	39,006,970	44,313,759	149,099,740	306,197,541	80.7	305,614,803	81.3	284,000,137	81.2
Sureties and guarantees (4)	2,250,522	826,089	1,021,981	4,156,534	6,451,192	55,169,159	69,875,477	18.4	67,517,631	17.9	63,382,724	18.1
Loan assignment (5)	-	-	-	-	-	-	-	-	18,536	-	98,458	-
Loan assignment - real estate receivables certificate	58,186	58,184	58,181	167,446	249,897	840,171	1,432,065	0.4	1,506,112	0.4	351,096	0.1
Co-obligation in rural loan assignment (4)	-	-	-	-	-	111,358	111,358	-	111,035	-	119,528	-
Loans available for import (4)	69,893	34,910	109,095	112,497	11,193	42,674	380,262	0.1	364,638	0.1	912,461	0.3
Confirmed exports loans (4)	9,120	9,341	1,602	731	1,341	-	22,135	-	80,227	-	53,786	-
Acquisition of credit card receivables	369,231	164,669	117,298	305,208	345,592	83,560	1,385,558	0.4	1,099,867	0.3	1,083,850	0.3
Overall total on June 30, 2014	35,790,712	25,313,961	17,830,701	43,749,386	51,372,974	205,346,662	379,404,396	100.0
Overall total on March 31, 2014	36,744,557	25,537,505	17,566,272	41,985,432	54,617,824	199,861,259			376,312,849	100.0
Overall total on June 30, 2013	35,543,634	24,235,524	17,749,713	38,991,338	48,864,754	184,617,077					350,002,040	100.0

Bradesco      149

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2014				2013
						Total on June 30 (B)	% (6)	Total on March 31 (B)	% (6)	Total on June 30 (B)	% (6)
Discounted trade receivables and loans (1)	1,288,364	1,155,309	997,604	2,129,308	2,390,175	7,960,760	88.1	7,589,263	87.2	7,075,168	84.1
Financing	208,707	169,413	98,951	196,482	124,658	798,211	8.8	840,441	9.6	945,812	11.2
Agricultural and agribusiness loans	10,466	12,899	17,757	17,935	27,004	86,061	1.0	95,434	1.1	115,927	1.4
Subtotal	1,507,537	1,337,621	1,114,312	2,343,725	2,541,837	8,845,032	97.9	8,525,138	97.9	8,136,907	96.7
Leasing	22,027	17,805	12,265	22,326	18,016	92,439	1.0	107,416	1.2	169,498	2.0
Advances on foreign exchange contracts (2)	463	8,103	-	-	-	8,566	0.1	11,457	0.1	7,280	0.1
Subtotal	1,530,027	1,363,529	1,126,577	2,366,051	2,559,853	8,946,037	99.0	8,644,011	99.2	8,313,685	98.8
Other receivables (3)	7,340	2,100	2,208	31,612	42,567	85,827	1.0	66,507	0.8	97,213	1.2
Overall total on June 30, 2014	1,537,367	1,365,629	1,128,785	2,397,663	2,602,420	9,031,864	100.0
Overall total on March 31, 2014	1,458,130	1,537,921	1,124,936	1,961,826	2,627,705			8,710,518	100.0
Overall total on June 30, 2013	1,375,295	1,204,275	1,025,559	2,117,588	2,688,181					8,410,898	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Outstanding installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2014				2013
							Total on June 30 (C)	% (6)	Total on March 31 (C)	% (6)	Total on June 30 (C)	% (6)
Discounted trade receivables and loans (1)	672,355	559,880	494,004	1,176,338	1,727,382	4,011,406	8,641,365	64.3	8,903,597	63.9	7,758,252	58.9
Financing	204,521	184,629	182,484	515,816	870,074	2,344,076	4,301,600	32.0	4,476,095	32.1	4,710,034	35.8
Agricultural and agribusiness loans	563	1,097	1,511	6,560	22,020	146,030	177,781	1.3	148,977	1.1	141,873	1.1
Subtotal	877,439	745,606	677,999	1,698,714	2,619,476	6,501,512	13,120,746	97.6	13,528,669	97.1	12,610,159	95.8
Leasing	20,190	18,534	17,656	48,347	73,546	132,241	310,514	2.3	397,155	2.9	549,234	4.2
Subtotal	897,629	764,140	695,655	1,747,061	2,693,022	6,633,753	13,431,260	99.9	13,925,824	100.0	13,159,393	100.0
Other receivables (3)	466	414	359	1,012	1,427	3,602	7,280	0.1	6,101	-	3,123	-
Overall total on June 30, 2014	898,095	764,554	696,014	1,748,073	2,694,449	6,637,355	13,438,540	100.0
Overall total on March 31, 2014	936,488	783,522	691,084	1,783,634	2,810,508	6,926,689			13,931,925	100.0
Overall total on June 30, 2013	864,874	743,551	679,576	1,742,370	2,664,416	6,467,729					13,162,516	100.0

Bradesco      151

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Notes to the Consolidated Financial Statements

	R$ thousand
	Overall total
	2014				2013
	Total on June 30 (A+B+C)	% (6)	Total on March 31 (A+B+C)	% (6)	Total on June 30 (A+B+C)	% (6)
Discounted trade receivables and loans (1)	156,010,200	38.8	157,270,842	39.4	149,405,762	40.2
Financing	117,955,372	29.4	117,899,769	29.6	108,340,794	29.2
Agricultural and agribusiness loans	23,341,159	5.8	21,473,570	5.4	17,579,536	4.7
Subtotal	297,306,731	74.0	296,644,181	74.4	275,326,092	74.1
Leasing	4,968,945	1.2	5,270,807	1.3	6,656,337	1.8
Advances on foreign exchange contracts (2) (Note 11a)	6,414,382	1.6	6,458,632	1.6	6,646,367	1.8
Subtotal	308,690,058	76.8	308,373,620	77.3	288,628,796	77.7
Other receivables (3)	19,977,887	5.0	19,883,626	5.0	16,944,755	4.6
Total loans	328,667,945	81.8	328,257,246	82.3	305,573,551	82.3
Sureties and guarantees (4)	69,875,477	17.4	67,517,631	16.9	63,382,724	17.1
Loan assignment (5)	-	-	18,536	-	98,458	-
Loan assignment - real estate receivables certificate	1,432,065	0.4	1,506,112	0.4	351,096	0.1
Co-obligation in rural loan assignment (4)	111,358	-	111,035	-	119,528	-
Loans available for import (4)	380,262	0.1	364,638	0.1	912,461	0.2
Confirmed exports loans (4)	22,135	-	80,227	-	53,786	-
Acquisition of credit card receivables	1,385,558	0.3	1,099,867	0.3	1,083,850	0.3
Overall total on June 30, 2014	401,874,800	100.0
Overall total on March 31, 2014			398,955,292	100.0
Overall total on June 30, 2013					371,575,454	100.0

(1)  Including credit card loans and advances on credit card receivables for the amount of R$ 18,384,878 thousand (R$ 18,504,679 thousand on March 31, 2014 and R$ 18,833,944 thousand on June 30, 2013);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  Item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) for the amount of R$ 16,671,843 thousand (R$ 16,737,909 thousand on March 31, 2014 and R$ 14,829,123 thousand on June 30, 2013);

(4)  Recorded in off-balance sheet accounts;

(5)  Amount of loan assignment up to March 31, 2014, and June 30, 2013, respectively, net of installments repaid; and

(6)  Percentage of each type on total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

152             Report on Economic and Financial Analysis – June 2014

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Notes to the Consolidated Financial Statements

b)   By type and levels of risk

	R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	2014				2013
										Total on June 30	% (1)	Total on March 31	% (1)	Total on June 30	% (1)
Discounted trade receivables and loans	24,975,319	74,449,822	10,995,826	25,206,692	4,802,739	3,309,819	2,215,954	1,564,574	8,489,455	156,010,200	47.5	157,270,842	47.9	149,405,762	48.8
Financing	26,651,927	43,202,995	37,787,581	7,047,385	798,706	470,340	398,186	249,093	1,349,159	117,955,372	35.9	117,899,769	35.9	108,340,794	35.5
Agricultural and agribusiness loans	3,490,673	3,177,840	9,052,684	6,972,587	239,646	199,644	119,784	10,387	77,914	23,341,159	7.1	21,473,570	6.5	17,579,536	5.8
Subtotal	55,117,919	120,830,657	57,836,091	39,226,664	5,841,091	3,979,803	2,733,924	1,824,054	9,916,528	297,306,731	90.5	296,644,181	90.3	275,326,092	90.1
Leasing	109,251	603,801	1,445,681	2,253,129	203,410	56,404	60,312	26,160	210,797	4,968,945	1.5	5,270,807	1.6	6,656,337	2.2
Advances on foreign exchange contracts (2)	2,983,469	1,933,567	662,580	739,186	57,275	27,618	4,263	-	6,424	6,414,382	1.9	6,458,632	2.0	6,646,367	2.2
Subtotal	58,210,639	123,368,025	59,944,352	42,218,979	6,101,776	4,063,825	2,798,499	1,850,214	10,133,749	308,690,058	93.9	308,373,620	93.9	288,628,796	94.5
Other receivables	971,165	14,858,468	1,182,916	2,300,973	122,699	44,610	38,783	55,544	402,729	19,977,887	6.1	19,883,626	6.1	16,944,755	5.5
Overall total on June 30, 2014	59,181,804	138,226,493	61,127,268	44,519,952	6,224,475	4,108,435	2,837,282	1,905,758	10,536,478	328,667,945	100.0
%	18.0	42.1	18.6	13.5	1.9	1.2	0.9	0.6	3.2	100.0
Overall total on March 31, 2014	59,809,242	135,682,050	61,152,811	45,885,781	7,013,465	4,357,870	2,220,070	1,739,372	10,396,585			328,257,246	100.0
%	18.2	41.3	18.7	14.0	2.1	1.3	0.7	0.5	3.2			100.0
Overall total on June 30, 2013	50,062,923	128,691,764	52,842,730	47,328,927	9,070,477	2,635,834	2,451,871	1,859,068	10,629,957					305,573,551	100.0
%	16.4	42.1	17.3	15.5	3.0	0.9	0.8	0.6	3.4					100.0

(1)  Percentage of each type on total loan portfolio, excluding sureties and guarantee, loan assignment, acquisition of receivables and co-obligation in rural loan assignment; and

(2)  See Note 11a.

Bradesco      153

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Notes to the Consolidated Financial Statements

c)   Maturity ranges and levels of risk

	R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	2014				2013
										Total on June 30	% (1)	Total on March 31	% (1)	Total on June 30	% (1)
Outstanding installments	-	-	1,541,725	2,945,925	1,999,126	1,255,105	1,183,536	763,404	3,749,719	13,438,540	100.0	13,931,925	100.0	13,162,516	100.0
1 to 30	-	-	146,967	234,804	130,752	62,648	61,184	43,777	217,963	898,095	6.7	936,488	6.7	864,874	6.6
31 to 60	-	-	129,551	193,757	100,293	55,740	52,396	38,339	194,478	764,554	5.7	783,522	5.6	743,551	5.6
61 to 90	-	-	106,437	162,812	92,830	55,489	58,091	36,959	183,396	696,014	5.2	691,084	5.0	679,576	5.2
91 to 180	-	-	212,037	396,012	255,774	143,762	136,897	101,349	502,242	1,748,073	13.0	1,783,634	12.8	1,742,370	13.2
181 to 360	-	-	299,935	581,841	408,564	222,749	228,359	157,161	795,840	2,694,449	20.1	2,810,508	20.2	2,664,416	20.2
More than 360	-	-	646,798	1,376,699	1,010,913	714,717	646,609	385,819	1,855,800	6,637,355	49.3	6,926,689	49.7	6,467,729	49.2
Past-due installments (2)	-	-	477,549	954,272	992,057	735,032	936,589	723,382	4,212,983	9,031,864	100.0	8,710,518	100.0	8,410,898	100.0
1 to 14	-	-	15,619	96,001	128,896	31,906	52,404	17,436	156,580	498,842	5.5	437,410	5.0	439,289	5.2
15 to 30	-	-	450,299	255,544	98,112	46,773	30,070	27,581	130,146	1,038,525	11.5	1,020,720	11.7	936,006	11.1
31 to 60	-	-	11,631	584,787	229,528	100,528	73,306	46,953	318,896	1,365,629	15.1	1,537,921	17.7	1,204,275	14.3
61 to 90	-	-	-	13,683	512,264	141,748	102,936	61,630	296,524	1,128,785	12.5	1,124,936	12.9	1,025,559	12.2
91 to 180	-	-	-	4,257	23,257	405,418	650,795	552,256	761,680	2,397,663	26.5	1,961,826	22.5	2,117,588	25.2
181 to 360	-	-	-	-	-	8,659	27,078	17,526	2,486,659	2,539,922	28.2	2,566,104	29.5	2,610,232	31.1
More than 360	-	-	-	-	-	-	-	-	62,498	62,498	0.7	61,601	0.7	77,949	0.9
Subtotal	-	-	2,019,274	3,900,197	2,991,183	1,990,137	2,120,125	1,486,786	7,962,702	22,470,404		22,642,443		21,573,414
Specific provision	-	-	20,192	117,006	299,119	597,041	1,060,063	1,040,750	7,962,702	11,096,873		10,778,385		10,879,179

(1)  Percentage of maturities by type of installment; and

(2)  For transactions with terms of more than 36 months, past-due periods are doubled, as allowed under CMN Resolution no 2682/99.

154             Report on Economic and Financial Analysis – June 2014

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Notes to the Consolidated Financial Statements

	R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	2014				2013
										Total on June 30	% (1)	Total on March 31	% (1)	Total on June 30	% (1)
Outstanding installments	59,181,804	138,226,493	59,107,994	40,619,755	3,233,292	2,118,298	717,157	418,972	2,573,776	306,197,541	100.0	305,614,803	100.0	284,000,137	100.0
1 to 30	4,384,603	17,513,802	3,483,784	6,503,552	380,611	159,392	110,877	78,725	418,414	33,033,760	10.8	33,485,188	11.0	33,331,836	11.7
31 to 60	4,097,901	12,569,707	2,730,359	4,107,075	231,918	108,233	79,668	33,142	262,765	24,220,768	7.9	24,265,784	7.9	22,792,800	8.0
61 to 90	2,556,199	8,432,661	1,997,684	3,065,451	207,140	55,055	44,525	24,652	139,177	16,522,544	5.4	16,036,425	5.2	16,187,881	5.7
91 to 180	6,761,665	17,566,029	5,739,246	7,071,682	469,355	932,735	83,063	47,700	335,495	39,006,970	12.7	38,229,433	12.5	35,486,322	12.5
181 to 360	7,282,739	22,122,607	7,373,103	6,430,665	428,207	152,438	95,789	55,858	372,353	44,313,759	14.5	46,728,478	15.3	41,826,817	14.7
More than 360	34,098,697	60,021,687	37,783,818	13,441,330	1,516,061	710,445	303,235	178,895	1,045,572	149,099,740	48.7	146,869,495	48.1	134,374,481	47.4
Generic provision	-	691,132	591,080	1,218,593	323,329	635,489	358,579	293,280	2,573,776	6,685,258		6,621,018		6,567,587
Overall total on June 30, 2014 (2)	59,181,804	138,226,493	61,127,268	44,519,952	6,224,475	4,108,435	2,837,282	1,905,758	10,536,478	328,667,945
Existing provision	-	769,542	696,052	2,364,138	1,734,159	1,833,718	1,964,371	1,892,926	10,536,478	21,791,384
Minimum required provision	-	691,132	611,272	1,335,599	622,448	1,232,530	1,418,642	1,334,030	10,536,478	17,782,131
Excess provision (3)	-	78,410	84,780	1,028,539	1,111,711	601,188	545,729	558,896	-	4,009,253
Overall total on March 31, 2014 (2)	59,809,242	135,682,050	61,152,811	45,885,781	7,013,465	4,357,870	2,220,070	1,739,372	10,396,585			328,257,246
Existing provision	-	760,369	691,184	2,370,453	1,975,728	1,942,485	1,549,980	1,720,126	10,396,585			21,406,910
Minimum required provision	-	678,414	611,528	1,376,573	701,346	1,307,361	1,110,035	1,217,561	10,396,585			17,399,403
Excess provision (3)	-	81,955	79,656	993,880	1,274,382	635,124	439,945	502,565	-			4,007,507
Overall total on June 30, 2013 (2)	50,062,923	128,691,764	52,842,730	47,328,927	9,070,477	2,635,834	2,451,871	1,859,068	10,629,957					305,573,551
Existing provision	-	644,673	533,493	2,540,954	2,355,932	1,272,700	1,645,472	1,832,020	10,629,957					21,455,201
Minimum required provision	-	643,433	528,427	1,419,868	907,047	790,750	1,225,935	1,301,349	10,629,957					17,446,766
Excess provision	-	1,240	5,066	1,121,086	1,448,885	481,950	419,537	530,671	-					4,008,435

(1)    Percentage of maturities by type of installment;

(2)    The overall total includes performing loans for the amount of R$ 306,197,541 thousand (R$ 305,614,803 thousand on March 31, 2014 and R$ 284,000,137 thousand on June 30, 2013) and non-performing loans of R$ 22,470,404 thousand (R$ 22,642,443 thousand on March 31, 2014 and R$ 21,573,414 thousand on June 30, 2013); and

(3)    On June 30, 2014, it includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which was detached from the excess provision, totaling R$ 333,734 thousand (R$ 355,479 thousand on March 31, 2014) (Note 20b).

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Notes to the Consolidated Financial Statements

d)   Concentration of loans

	R$ thousand
	2014				2013
	June 30	% (1)	March 31	% (1)	June 30	% (1)
Largest borrower	6,126,977	1.9	6,099,815	1.9	2,653,726	0.9
10 largest borrowers	21,889,272	6.7	21,085,268	6.4	16,673,201	5.5
20 largest borrowers	31,242,836	9.5	30,068,823	9.2	25,606,826	8.4
50 largest borrowers	45,222,858	13.8	44,709,536	13.6	38,951,215	12.7
100 largest borrowers	57,191,992	17.4	56,765,490	17.3	50,703,348	16.6

(1)    Percentage on total portfolio (as defined by Bacen).

e)   By economic sector

	R$ thousand
	2014				2013
	June 30 (1)%		March 31 (1)%		June 30 (1)%
Public sector	6,156,893	1.9	6,134,786	1.9	182,137	0.1
Federal government	6,126,977	1.9	6,099,815	1.9	81,755	-
Petrochemical	6,126,977	1.9	6,099,815	1.9	81,755	-
State government	29,916	-	34,971	-	100,382	0.1
Production and distribution of electricity	29,916	-	34,971	-	100,382	0.1
Private sector	322,511,052	98.1	322,122,460	98.1	305,391,414	99.9
Manufacturing	54,767,911	16.6	57,248,281	17.4	57,969,327	19.0
Food products and beverages	13,868,061	4.2	13,702,865	4.2	14,177,461	4.7
Steel, metallurgy and mechanics	10,054,449	3.1	10,996,178	3.3	10,042,356	3.3
Light and heavy vehicles	4,407,580	1.3	4,517,481	1.4	4,998,757	1.6
Pulp and paper	4,024,469	1.2	4,114,570	1.3	4,234,583	1.4
Chemical	3,661,973	1.1	4,088,839	1.2	4,535,411	1.5
Textiles and apparel	3,130,392	0.9	3,326,775	1.0	3,597,742	1.2
Rubber and plastic articles	2,700,983	0.8	2,775,948	0.8	2,770,970	0.9
Furniture and wood products	2,213,129	0.7	2,106,729	0.6	2,081,006	0.7
Non-metallic materials	2,006,362	0.6	2,493,783	0.8	1,722,381	0.6
Automotive parts and accessories	1,967,945	0.6	2,095,009	0.6	1,890,700	0.6
Oil refining and production of alcohol	1,657,942	0.5	1,589,035	0.5	1,978,146	0.6
Electric and electronic products	1,200,951	0.4	1,485,312	0.5	1,579,995	0.5
Extraction of metallic and non-metallic ores	1,170,875	0.4	1,248,043	0.4	1,650,131	0.5
Leather articles	755,180	0.2	797,573	0.2	755,078	0.2
Publishing, printing and reproduction	541,519	0.2	575,642	0.2	573,661	0.2
Other industries	1,406,101	0.4	1,334,499	0.4	1,380,949	0.5
Commerce	41,698,763	12.8	42,766,588	13.1	41,970,856	13.7
Merchandise in specialty stores	8,202,678	2.5	8,503,002	2.6	9,141,069	3.1
Non-specialized retailer	4,997,814	1.5	5,310,128	1.6	4,463,059	1.5
Food products, beverages and tobacco	4,627,035	1.4	4,598,418	1.4	4,376,328	1.4
Waste and scrap	3,592,098	1.1	3,741,842	1.1	3,404,491	1.1
Automobile	3,568,137	1.1	3,531,935	1.1	3,495,149	1.1
Motor vehicle repairs, parts and accessories	3,083,494	0.9	3,188,407	1.0	3,279,782	1.1
Clothing and footwear	2,942,289	0.9	2,948,678	0.9	3,176,055	1.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	2014				2013
	June 30 (1)%		March 31 (1)%		June 30 (1)%
Agricultural products	2,186,741	0.7	2,210,533	0.7	2,072,816	0.7
Grooming and household articles	2,179,997	0.7	2,265,792	0.7	2,271,043	0.7
Fuel	1,921,946	0.6	1,936,686	0.6	1,944,018	0.6
Wholesale of goods in general	1,151,577	0.4	1,183,990	0.4	1,021,802	0.3
Trading intermediary	904,057	0.3	917,216	0.3	926,292	0.3
Other commerce	2,340,900	0.7	2,429,961	0.7	2,398,952	0.8
Financial intermediaries	3,742,382	1.1	3,443,588	1.0	2,182,410	0.7
Services	84,762,710	25.7	83,861,711	25.5	77,683,448	25.4
Civil construction	23,492,691	7.1	23,525,719	7.2	21,819,382	7.1
Transportation and storage	17,486,148	5.3	18,312,306	5.6	17,173,599	5.6
Real estate activities, rentals and corporate services	12,063,574	3.7	11,790,085	3.6	10,895,674	3.6
Holding companies, legal, accounting and business advisory services	5,701,013	1.7	5,713,522	1.7	4,459,578	1.5
Clubs, leisure, cultural and sport activities	4,037,140	1.2	2,077,567	0.6	2,119,974	0.7
Production and distribution of electric power, gas and water	3,838,605	1.2	4,373,182	1.3	4,641,742	1.5
Hotels and catering	2,799,137	0.9	2,798,469	0.9	2,714,886	0.9
Social services, education, health, defense and social security	2,790,481	0.8	2,802,166	0.9	2,500,811	0.8
Telecommunications	427,936	0.1	431,011	0.1	515,460	0.2
Other services	12,125,985	3.7	12,037,684	3.6	10,842,342	3.5
Agriculture, cattle raising, fishing, forestry and timber industry	3,580,238	1.1	3,249,237	1.0	3,014,269	1.0
Individuals	133,959,048	40.8	131,553,055	40.1	122,571,104	40.1
Total	328,667,945	100.0	328,257,246	100.0	305,573,551	100.0

(1)  On June 2014, we refined the classification process per economic activity sector of credit operations and, for the purposes of comparability, we reclassified previous periods.

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Notes to the Consolidated Financial Statements

f)    Breakdown of loans and allowance for loan losses

Level of risk	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	2014		2013
	Past due	Outstanding	Total - non-performing loans				% Accumulated on June 30 (2)	% Accumulated on March 31 (2)	% Accumulated on June 30 (2)
AA	-	-	-	59,181,804	59,181,804	18.0	18.0	18.2	16.4
A	-	-	-	138,226,493	138,226,493	42.1	60.1	59.5	58.5
B	477,549	1,541,725	2,019,274	59,107,994	61,127,268	18.6	78.7	78.2	75.8
C	954,272	2,945,925	3,900,197	40,619,755	44,519,952	13.5	92.2	92.2	91.3
Subtotal	1,431,821	4,487,650	5,919,471	297,136,046	303,055,517	92.2
D	992,057	1,999,126	2,991,183	3,233,292	6,224,475	1.9	94.1	94.3	94.3
E	735,032	1,255,105	1,990,137	2,118,298	4,108,435	1.2	95.3	95.6	95.2
F	936,589	1,183,536	2,120,125	717,157	2,837,282	0.9	96.2	96.3	96.0
G	723,382	763,404	1,486,786	418,972	1,905,758	0.6	96.8	96.8	96.6
H	4,212,983	3,749,719	7,962,702	2,573,776	10,536,478	3.2	100.0	100.0	100.0
Subtotal	7,600,043	8,950,890	16,550,933	9,061,495	25,612,428	7.8
Overall total on June 30, 2014	9,031,864	13,438,540	22,470,404	306,197,541	328,667,945	100.00
%	2.7	4.1	6.8	93.2	100.0
Overall total on March 31, 2014	8,710,518	13,931,925	22,642,443	305,614,803	328,257,246
%	2.6	4.3	6.9	93.1	100.0
Overall total on June 30, 2013	8,410,898	13,162,516	21,573,414	284,000,137	305,573,551
%	2.8	4.3	7.1	92.9	100.0

(1)  Percentage of level of risk on total portfolio; and

(2)  Cumulative percentage of level of risk on total portfolio.

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Notes to the Consolidated Financial Statements

Level of risk	R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess (2)	Existing	2014		2013
		Specific			Generic	Total			% Accumulated on June 30 (1)	% Accumulated on March 31 (1)	% Accumulated on June 30 (1)
		Past due	Outstanding	Total specific
AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	691,132	691,132	78,410	769,542	0.6	0.6	0.5
B	1.0	4,775	15,417	20,192	591,080	611,272	84,780	696,052	1.1	1.1	1.0
C	3.0	28,628	88,378	117,006	1,218,593	1,335,599	1,028,539	2,364,138	5.3	5.2	5.4
Subtotal		33,403	103,795	137,198	2,500,805	2,638,003	1,191,729	3,829,732	1.3	1.3	1.3
D	10.0	99,206	199,913	299,119	323,329	622,448	1,111,711	1,734,159	27.9	28.2	26.0
E	30.0	220,510	376,531	597,041	635,489	1,232,530	601,188	1,833,718	44.6	44.6	48.3
F	50.0	468,295	591,768	1,060,063	358,579	1,418,642	545,729	1,964,371	69.2	69.8	67.1
G	70.0	506,367	534,383	1,040,750	293,280	1,334,030	558,896	1,892,926	99.3	98.9	98.5
H	100.0	4,212,983	3,749,719	7,962,702	2,573,776	10,536,478	-	10,536,478	100.0	100.0	100.0
Subtotal		5,507,361	5,452,314	10,959,675	4,184,453	15,144,128	2,817,524	17,961,652	70.1	68.4	66.6
Grand Total on June 30, 2014		5,540,764	5,556,109	11,096,873	6,685,258	17,782,131	4,009,253	21,791,384	6.6
%		25.4	25.5	50.9	30.7	81.6	18.4	100.0
Grand Total on March 31, 2014		5,289,592	5,488,793	10,778,385	6,621,018	17,399,403	4,007,507	21,406,910		6.5
%		24.7	25.7	50.4	30.9	81.3	18.7	100.0
Grand Total on June 30, 2013		5,395,075	5,484,104	10,879,179	6,567,587	17,446,766	4,008,435	21,455,201			7.0
%		25.1	25.6	50.7	30.6	81.3	18.7	100.0

(1)  Percentage of existing provision on total portfolio, by level of risk; and

(2)  On June 30, 2014, it includes provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which was recorded in a separate account from the excess provision, totaling R$ 333,734 thousand (R$ 355,479 thousand on March 31, 2014) (Note 20b).

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Notes to the Consolidated Financial Statements

g)   Changes in allowance for loan losses

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Opening balance	21,406,910	21,687,029	21,687,029	21,298,588
- Specific provision (1)	10,778,385	10,851,170	10,851,170	11,181,925
- Generic provision (2)	6,621,018	6,800,157	6,800,157	6,106,477
- Excess provision (3)	4,007,507	4,035,702	4,035,702	4,010,186
Additions (Note 10h-1)	3,622,814	3,269,154	6,891,968	7,082,988
Write-offs	(3,238,340)	(3,549,273)	(6,787,613)	(6,926,375)
Closing balance	21,791,384	21,406,910	21,791,384	21,455,201
- Specific provision (1)	11,096,873	10,778,385	11,096,873	10,879,179
- Generic provision (2)	6,685,258	6,621,018	6,685,258	6,567,587
- Excess provision (3) (4)	4,009,253	4,007,507	4,009,253	4,008,435

(1)  For transactions with past-due installments for more than 14 days;
(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item;
(3)  The additional provision is recorded based on Management's experience and the expectation of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by CMN Resolution no 2682/99. The excess provision per customer was classified according to the corresponding level of risk (Note 10f); and
(4)  On June 30, 2014, it includes provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which was recorded in a separate account from the excess provision, totaling R$ 333,734 thousand (R$ 355,479 thousand on March 31, 2014) (Note 20b).

h)   Allowance for Loan Losses (ALL) expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write offs recovered, are as follows.

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Amount recorded (1)	3,622,814	3,269,154	6,891,968	7,082,988
Amount recovered (2)	(990,862)	(866,378)	(1,857,240)	(1,748,504)
Allowance for Loan Losses (ALL) expense net of amounts recovered	2,631,952	2,402,776	5,034,728	5,334,484

(1)  The 1st and 2nd quarters of 2014 include reversal of provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which comprises the “excess” ALL concept, totaling R$ (3,890) thousand and R$ (21,745) thousand, respectively, and on the 1st quarter of 2014, provision totaling R$ 17,855 thousand; and

(2)  Classified in income from loans (Note 10j).

i)    Changes in the renegotiated portfolio

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Opening balance	10,106,414	10,191,901	10,191,901	9,643,915
Amount renegotiated	2,704,945	2,249,910	4,954,855	4,858,215
Amount received	(1,558,562)	(1,272,713)	(2,831,275)	(2,647,271)
Write-offs	(1,017,473)	(1,062,684)	(2,080,157)	(1,874,736)
Closing balance	10,235,324	10,106,414	10,235,324	9,980,123
Allowance for loan losses	6,535,598	6,513,453	6,535,598	6,418,706
Percentage on renegotiated portfolio	63.9%	64.4%	63.9%	64.3%

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Notes to the Consolidated Financial Statements

j)    Income from loans and leasing

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Discounted trade receivables and loans	9,853,700	9,356,022	19,209,722	16,814,211
Financing	3,213,511	3,142,621	6,356,132	6,325,831
Agricultural and agribusiness loans	258,621	301,951	560,572	480,493
Subtotal	13,325,832	12,800,594	26,126,426	23,620,535
Recovery of credits charged-off as losses	990,862	866,378	1,857,240	1,748,504
Subtotal	14,316,694	13,666,972	27,983,666	25,369,039
Leasing, net of expenses	165,636	176,592	342,228	407,922
Total	14,482,330	13,843,564	28,325,894	25,776,961

11) OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

	R$ thousand
	2014		2013
	June 30	March 31	June 30
Assets - other receivables
Exchange purchases pending settlement	8,524,138	10,607,491	10,278,732
Foreign exchange and term documents in foreign currencies	5,750	-	-
Exchange sale receivables	3,221,577	7,846,747	2,606,505
(-) Advances in domestic currency received	(333,852)	(384,564)	(378,286)
Income receivable on advances granted	58,497	63,970	96,524
Total	11,476,110	18,133,644	12,603,475
Liabilities - other liabilities
Exchange sales pending settlement	3,200,750	7,699,812	2,634,426
Exchange purchase payables	8,759,386	10,749,928	9,608,158
(-) Advances on foreign exchange contracts	(6,414,382)	(6,458,632)	(6,646,367)
Other	5,901	4,227	5,181
Total	5,551,655	11,995,335	5,601,398
Net foreign exchange portfolio	5,924,455	6,138,309	7,002,077
Off-balance-sheet accounts:
- Loans available for import	380,262	364,638	912,461
- Confirmed exports loans	22,135	80,227	53,786

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Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Foreign exchange results	73,647	(7,526)	66,121	1,172,934
Adjustments:
- Income on foreign currency financing (1)	16,162	16,725	32,887	93,120
- Income on export financing (1)	216,616	224,711	441,327	350,286
- Income on foreign investments (2)	32	76	108	20,645
- Expenses of liabilities with foreign bankers (3) (Note 17c)	9,043	18,573	27,616	(740,531)
- Funding expenses (4)	(131,949)	(166,987)	(298,936)	(169,655)
- Other	41,089	110,271	151,360	(345,481)
Total adjustments	150,993	203,369	354,362	(791,616)
Adjusted foreign exchange results	224,640	195,843	420,483	381,318

(1)  Recognized in “Income from loans”;

(2)  Recognized in “Income from security transactions”;

(3)  Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and onlending expenses”; and

(4)  Refer to funding expenses of investments in foreign exchange.

b)   Sundry

	R$ thousand
	2014		2013
	June 30	March 31	June 30
Tax credits (Note 34c)	29,935,350	29,213,684	29,814,523
Credit card operations	18,057,401	17,837,776	15,912,973
Debtors for escrow deposits	11,072,129	11,080,960	11,436,069
Other debtors	5,312,303	5,169,051	4,111,909
Prepaid taxes	4,397,298	5,186,611	4,237,065
Trade and credit receivables (1)	4,335,445	4,083,798	3,404,431
Payments to be reimbursed	837,117	1,224,772	505,518
Receivables from sale of assets	81,556	80,123	61,745
Other	581,273	377,466	465,075
Total	74,609,872	74,254,241	69,949,308

(1)    Include receivables from the acquisition of financial assets from loans without substantial transfer of risks and benefits.

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12) OTHER ASSETS

a)     Foreclosed assets/other

	R$ thousand
	Cost	Provision for losses	Cost net of provision
			2014		2013
			June 30	March 31	June 30
Real estate	719,708	(116,777)	602,931	555,303	387,774
Vehicles and similar	628,724	(302,719)	326,005	315,225	276,947
Goods subject to special conditions	196,647	(196,647)	-	-	-
Inventories/warehouse	69,411	-	69,411	78,186	95,980
Machinery and equipment	25,134	(12,760)	12,374	12,214	11,406
Other	21,336	(18,719)	2,617	1,338	1,750
Total on June 30, 2014	1,660,960	(647,622)	1,013,338
Total on March 31, 2014	1,565,634	(603,368)		962,266
Total on June 30, 2013	1,293,444	(519,587)			773,857

b)    Prepaid expenses

	R$ thousand
	2014		2013
	June 30	March 31	June 30
Deferred insurance acquisition costs (1)	1,810,912	1,727,490	1,380,471
Commission on the placement of loans and financing (2)	1,629,889	1,763,712	1,765,184
Advertising and marketing expenses (3)	65,637	80,353	55,475
Other (4)	385,363	406,318	513,090
Total	3,891,801	3,977,873	3,714,220

(1)  Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(2)  Commissions paid to storeowners, car dealers and correspondent banks - payroll-deductible loans;

(3)  Prepaid expenses of future advertising and marketing campaigns on media; and

(4)  Mainly related to card issue costs.

13) INVESTMENTS

a)     Composition of investments in the consolidated financial statements

Affiliates	R$ thousand
	2014		2013
	June 30	March 31	June 30
- IRB-Brasil Resseguros S.A.	542,293	546,691	531,719
- Integritas Participações S.A.	496,370	503,719	508,889
- BES Investimento do Brasil S.A.	135,860	134,986	129,858
- Other	296,486	271,240	269,717
Total investment in affiliates - in Brazil	1,471,009	1,456,636	1,440,183
- Tax incentives	239,418	239,533	239,533
- Other investments	450,048	448,271	514,694
Provision for:
- Tax incentives	(211,930)	(212,045)	(212,045)
- Other investments	(61,798)	(61,798)	(61,948)
Overall total investments	1,886,747	1,870,597	1,920,417

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Notes to the Consolidated Financial Statements

b)   The adjustments from the equity method accounting of investments were recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated Companies”, and correspond to R$ 86,627 thousand in the 1st semester of 2014 (R$ 15,220 thousand in the 1st semester of 2013) and R$ 34,864 thousand in the 2nd quarter of 2014 (R$ 51,763 thousand in the 1st quarter of 2014).

Companies	R$ thousand
	Capital Stock	Adjusted shareholders’ equity	Number of shares/ quotas held (in thousands)		Consolidated ownership on capital stock	Adjusted result	Equity accounting adjustments (1)
							2014			2013
			Common	Preferred			2nd quarter	1st quarter	1st semester	1st semester
IRB-Brasil Resseguros S.A. (2)	1,453,080	2,644,042	212	-	20.51%	346,026	27,232	43,738	70,970	1,655
BES Investimento do Brasil S.A. - Banco de Investimento	420,000	679,300	12,734	12,734	20.00%	35,850	3,010	4,160	7,170	2,835
Integritas Participações S.A. (2)	545,638	754,136	22,581	-	25.17%	10,774	2,905	(193)	2,712	2,274
Other (2)							1,717	4,058	5,775	8,456
Equity in the earnings (losses) of unconsolidated companies							34,864	51,763	86,627	15,220

(1)  The adjustment considers income calculated periodically by the companies and includes equity variations by the investees not coming from profit or loss, as well as alignment of accounting practice adjustments, where applicable; and

(2)  Based on financial information from the previous month.

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Notes to the Consolidated Financial Statements

14) PREMISES AND EQUIPMENT

	R$ thousand
	Annual depreciation rate	Cost	Depreciation	Cost net of depreciation
				2014		2013
				June 30	March 31	June 30
Property and equipment:
- Buildings	4%	1,057,608	(459,073)	598,535	588,418	556,827
- Land	-	405,713	-	405,713	405,434	405,672
Facilities, furniture and equipment in use	10%	4,552,002	(2,577,945)	1,974,057	2,027,776	2,057,121
Security and communication systems	10%	399,808	(177,232)	222,576	188,388	122,170
Data processing systems	20 to 50%	5,340,186	(3,986,201)	1,353,985	1,363,375	1,296,890
Transportation systems	20%	60,295	(36,254)	24,041	23,404	25,328
Total on June 30, 2014		11,815,612	(7,236,705)	4,578,907
Total on March 31, 2014		11,828,383	(7,231,588)		4,596,795
Total on June 30, 2013		11,223,666	(6,759,658)			4,464,008

The Bradesco Organization’s premises and equipment shows an unrecorded surplus of R$ 5,294,745 thousand (R$ 5,302,970 thousand on March 31, 2014 and R$ 5,266,042 thousand on June 30, 2013). This is due to an increase in their market price, based on valuations by independent experts in 2014, 2013 and 2012.

The total consolidated fixed assets to net worth ratio is 13.2% (15.0% on March 31, 2014 and 17.3% on June 30, 2013), and the consolidated finance fixed assets to net worth ratio is 46.7% (47.1% on March 31, 2014 and 44.3% on June 30, 2013), whereas the maximum limit is 50%.

The difference between the total consolidated and consolidated finance fixed assets to net worth ratios is due to non-financial subsidiaries which have high liquidity and low fixed assets to net worth ratio, with the consequent increase in the consolidated finance fixed assets to net worth ratio. Whenever necessary, we may reallocate funds to the financial companies through the payment of dividends/interest on shareholders’ equity to financial companies or a corporate restructuring between the financial and non-financial companies, thus improving the ratio.

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Notes to the Consolidated Financial Statements

15) INTANGIBLE ASSETS

a)   Goodwill

The goodwill recorded in investment acquisitions totaled R$ 2,536,621 thousand, net of accumulated amortizations, when applicable, whereas: (i) R$ 613,086 thousand represents the difference between the purchase price and the fair value of the net assets acquired, which is recorded in Permanent Assets - Investments (BM&FBOVESPA and Integritas/Fleury shares), amortized when disposed; and (ii) R$ 1,923,535 thousand, net of accumulated amortization, for future performance/customer portfolio, which is amortized over 20 years, where applicable.

In the 1st semester of 2014, goodwill was amortized in the amount of R$ 56,838 thousand (R$ 132,579 thousand in the 1st semester of 2013) and R$ 28,532 thousand in the 2nd quarter of 2014 (R$ 28,306 thousand on the 1st quarter of 2014) (Note 29).

b)   Intangible assets

Acquired intangible assets consist of:

	R$ thousand
	Amortization rate (1)	Cost	Amortization	Cost net of amortization
				2014		2013
				June 30	March 31	June 30
Acquisition of banking services rights	Contract (4)	4,897,799	(2,639,736)	2,258,063	2,437,077	2,923,617
Software (2)	20% to 50%	8,330,486	(4,301,267)	4,029,219	4,088,092	3,565,492
Future profitability/customer portfolio (3)	Up to 20%	2,503,340	(579,805)	1,923,535	1,973,753	2,159,975
Other (5)	Contract	685,079	(215,795)	469,284	501,683	542,656
Total on June 30, 2014		16,416,704	(7,736,603)	8,680,101
Total on March 31, 2014		16,260,103	(7,259,498)		9,000,605
Total on June 30, 2013		17,581,168	(8,389,428)			9,191,740

(1)  Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Mainly composed of goodwill on the acquisition of equity interest in Banco Bradescard (currently Banco Ibi) - R$ 795,863 thousand, Odontoprev - R$ 233,119 thousand, Bradescard Mexico (currently Ibi México) - R$ 21,551 thousand, Europ Assistance Serviços de Assistência Personalizados - R$ 14,527 thousand and Cielo/Investees - R$ 655,512 thousand;

(4)  Based on the pay-back of each agreement; and

(5)  Mainly refers to the 2016 Olympic Games sponsorship program.

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Notes to the Consolidated Financial Statements

c)   Changes in intangible assets by type

	R$ thousand
	Acquisition of banking service rights	Software	Future profitability/ customer portfolio	Other	Total
Balance on December 31, 2013	2,589,021	4,015,462	2,005,474	535,982	9,145,939
Additions (reductions)	82,266	453,981	(25,101)	(1,761)	509,385
Amortization for the period	(413,224)	(440,224)	(56,838)	(64,937)	(975,223)
Balance on June 30, 2014	2,258,063	4,029,219	1,923,535	469,284	8,680,101

16)      DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
● Demand deposits (1)	36,176,242	-	-	-	36,176,242	38,569,323	36,586,408
● Savings deposits (1)	84,318,918	-	-	-	84,318,918	82,098,295	72,627,265
● Interbank deposits	108,236	182,264	39,246	191,281	521,027	654,821	698,884
● Time deposits (2)	14,998,366	20,014,365	8,994,050	48,247,565	92,254,346	97,387,056	98,572,968
Overall total on June 30, 2014	135,601,762	20,196,629	9,033,296	48,438,846	213,270,533
%	63.6	9.5	4.2	22.7	100.0
Overall total on March 31, 2014	136,664,471	19,483,137	11,893,889	50,667,998		218,709,495
%	62.5	8.9	5.4	23.2		100.0
Overall total on June 30, 2013	123,031,147	15,610,811	10,633,508	59,210,059			208,485,525
%	59.0	7.5	5.1	28.4			100.0

(1)  Classified as “1 to 30 days”, not considering average historical turnover; and

(2)  Considers the actual maturities of investments.

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Notes to the Consolidated Financial Statements

b)   Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Own portfolio	66,435,469	31,454,915	10,405,864	23,403,544	131,699,792	137,072,756	135,424,066
● Government securities	62,515,279	205,881	24,304	2,718	62,748,182	72,360,296	70,952,832
● Debentures of own issuance	1,877,880	31,249,034	10,381,560	22,769,976	66,278,450	63,822,962	60,076,720
● Foreign	2,042,310	-	-	630,850	2,673,160	889,498	4,394,514
Third-party portfolio (1)	121,127,549	1,018,548	-	-	122,146,097	112,795,792	110,974,509
Unrestricted portfolio (1)	1,006,745	441,411	316,943	-	1,765,099	847,482	20,426,545
Overall total on June 30, 2014 (2)	188,569,763	32,914,874	10,722,807	23,403,544	255,610,988
%	73.8	12.9	4.2	9.1	100.0
Overall total on March 31, 2014 (2)	187,205,689	32,306,134	9,006,861	22,197,346		250,716,030
%	74.7	12.9	3.6	8.8		100.0
Overall total on June 30, 2013 (2)	201,698,323	36,649,541	10,618,720	17,858,536			266,825,120
%	75.6	13.7	4.0	6.7			100.0

(1)  Represented by government securities; and

(2)  Includes R$ 74,741,206 thousand (R$ 66,573,426 thousand on March 31, 2014 and R$ 66,498,553 thousand on June 30, 2013) of investment funds in purchase and sale commitments with Bradesco, whose quota holders are subsidiaries included in the consolidated financial statements (Notes 8a, b, c and d).

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Notes to the Consolidated Financial Statements

c)   Funds from issuance of securities

	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Securities -Brazil:
- Mortgage bonds	72,017	296,516	188,422	7,963	564,918	591,165	682,676
- Letters of credit for real estate	412,690	2,462,818	5,958,229	232,040	9,065,777	7,023,452	4,789,420
- Letters of credit for agribusiness	181,522	893,100	870,097	1,912,537	3,857,256	4,643,358	4,349,457
- Financial bills	347,320	3,069,398	18,951,202	25,742,609	48,110,529	41,688,036	31,878,472
Subtotal	1,013,549	6,721,832	25,967,950	27,895,149	61,598,480	53,946,011	41,700,025
Securities - abroad:
- MTN Program Issues (1)	79,076	495,038	1,746,582	3,338,950	5,659,646	7,722,808	8,831,091
- Securitization of future flow of money orders received from abroad (Note 16d)	5,207	388,667	328,885	1,699,414	2,422,173	2,687,724	3,308,621
- Issuance costs	-	-	-	(13,719)	(13,719)	(15,404)	(19,127)
Subtotal	84,283	883,705	2,075,467	5,024,645	8,068,100	10,395,128	12,120,585
Structured operations certificates	696	40,736	109,971	58,758	210,161	169,470	-
Overall total on June 30, 2014	1,098,528	7,646,273	28,153,388	32,978,552	69,876,741
%	1.6	10.9	40.3	47.2	100.0
Overall total on March 31, 2014	1,719,026	8,023,374	16,816,138	37,952,071		64,510,609
%	2.7	12.4	26.1	58.8		100.0
Overall total on June 30, 2013	2,456,190	11,178,066	11,208,441	28,977,913			53,820,610
%	4.6	20.8	20.8	53.8			100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long terms.

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Notes to the Consolidated Financial Statements

d)   Since 2003, Bradesco has used certain agreements to optimize its funding and liquidity management activities by using SPEs - Special Purpose Entities. An SPE, also known as a Diversified Payment Rights Company outside Brazil, is financed with long-term debt and settled through future cash flows from underlying assets which basically include flows from current payment orders and future remittances made by individuals and companies located abroad to beneficiaries in Brazil for which the Bank acts as a paying agent.

Long-term securities issued by the SPE and sold to investors are settled with proceeds from the payment order flows. Bradesco is obliged to redeem these securities in specific cases of delinquency or if the SPE discontinues operations.

Funds from the sale of current and future payment order flows, received by the SPE, must be maintained in a specific bank account until a minimum amount has been reached.

Below are the main features of the notes issued by SPEs:

	R$ thousand
	Date of issue	Amount of the operation	Maturity	Total
				2014		2013
				June 30	March 31	June 30
Securitization of future flow of payment orders received from abroad	6.11.2007	481,550	5.20.2014	-	-	103,975
	6.11.2007	481,550	5.20.2014	-	-	103,624
	12.20.2007	354,260	11.20.2014	22,015	45,176	110,626
	3.6.2008	836,000	5.22.2017	604,891	678,021	829,738
	12.19.2008	1,168,500	2.20.2019	989,573	1,073,198	1,106,175
	12.17.2009	133,673	11.20.2014	13,685	28,163	69,000
	12.17.2009	133,673	2.20.2017	86,303	97,503	121,644
	12.17.2009	89,115	2.20.2020	85,900	92,230	102,139
	8.20.2010	307,948	8.21.2017	230,557	256,633	309,268
	9.29.2010	170,530	8.21.2017	131,771	146,674	176,756
	11.16.2011	88,860	11.20.2018	97,526	105,858	109,230
	11.16.2011	133,290	11.22.2021	159,952	164,268	166,446
Total				2,422,173	2,687,724	3,308,621

e)   Cost for market funding and inflation and interest adjustments of technical reserves for insurance, pension plans and capitalization bonds

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Savings deposits	1,292,757	1,281,055	2,573,812	1,828,695
Time deposits	2,392,490	2,406,574	4,799,064	3,764,124
Federal funds purchased and securities sold under agreements to repurchase	5,734,457	5,271,917	11,006,374	9,824,396
Funds from issuance of securities	1,643,208	1,395,769	3,038,977	1,888,153
Other funding expenses	116,561	109,931	226,492	192,014
Subtotal	11,179,473	10,465,246	21,644,719	17,497,382
Cost for inflation and interest adjustment of technical reserves of insurance, pension plans and capitalization bonds	2,492,083	2,580,982	5,073,065	1,909,077
Total	13,671,556	13,046,228	26,717,784	19,406,459

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Notes to the Consolidated Financial Statements

17) BORROWING AND ONLENDING

a)      Borrowing

	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
In Brazil - other institutions	5,686	-	-	14,179	19,865	14,499	10,655
Abroad	2,635,785	6,350,640	3,878,142	843,258	13,707,825	15,652,592	11,077,072
Overall total on June 30, 2014	2,641,471	6,350,640	3,878,142	857,437	13,727,690
%	19.2	46.3	28.3	6.2	100.0
Overall total on March 31, 2014	3,314,866	8,415,226	2,965,862	971,137		15,667,091
%	21.2	53.7	18.9	6.2		100.0
Overall total on June 30, 2013	2,433,011	4,265,564	3,352,342	1,036,810			11,087,727
%	21.9	38.5	30.2	9.4			100.0

b)      Onlending

	R$ thousand
	2014						2013
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
In Brazil	1,143,497	5,024,600	5,692,018	28,340,766	40,200,881	40,883,232	37,896,430
- National Treasury	-	-	1,109	-	1,109	2,289	17,444
- BNDES	379,976	1,288,802	1,592,920	8,124,315	11,386,013	11,719,610	11,860,989
- CEF	1,926	8,681	5,781	13,515	29,903	34,921	49,065
- FINAME	761,595	3,727,117	4,090,950	20,202,564	28,782,226	29,124,787	25,967,289
- Other institutions	-	-	1,258	372	1,630	1,625	1,643
Abroad	6,192	71	206,482	-	212,745	173,694	136,862
Overall total on June 30, 2014	1,149,689	5,024,671	5,898,500	28,340,766	40,413,626
%	2.9	12.4	14.6	70.1	100.0
Overall total on March 31, 2014	1,333,700	5,008,263	5,625,750	29,089,213		41,056,926
%	3.2	12.2	13.7	70.9		100.0
Overall total on June 30, 2013	1,246,376	4,766,262	5,695,185	26,325,469			38,033,292
%	3.3	12.5	15.0	69.2			100.0

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Notes to the Consolidated Financial Statements

c)      Borrowing and onlending expenses

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Borrowing:
- In Brazil	2,277	113	2,390	22,630
- Abroad	28,292	31,940	60,232	62,139
Subtotal borrowing	30,569	32,053	62,622	84,769
Onlending in Brazil:
- National Treasury	9	240	249	614
- BNDES	167,292	178,574	345,866	333,703
- CEF	491	631	1,122	1,769
- FINAME	157,858	174,849	332,707	449,077
- Other institutions	3	13	16	293
Onlending abroad:
- Payables to foreign bankers (Note 11a)	(9,043)	(18,573)	(27,616)	740,531
- Other expenses with foreign onlending	(998,872)	(1,329,516)	(2,328,388)	3,065,597
- Exchange variation from investments abroad	512,565	744,405	1,256,970	(1,651,336)
Subtotal onlending	(169,697)	(249,377)	(419,074)	2,940,248
Total	(139,128)	(217,324)	(356,452)	3,025,017

18)     PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws no 2445/88 and no 2449/88, regarding the payment that exceeded the amount due under Supplementary Law no 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations - tax and social security

Bradesco Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions based on their opinion and of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, where the loss is deemed probable.

Management considers that the provision is sufficient to cover losses generated by the respective lawsuits.

Liability related to litigation is held until the conclusion to the lawsuit, represented by judicial decisions, with no further appeals or due to the statute of limitation.

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For other proceedings, the provision is based on the average of payments made for claims settled over the last 12 months.

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Notes to the Consolidated Financial Statements

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not cause significant impact on Bradesco Organization’s financial position.

It is worth mentioning the significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits on cognizance stage, until the Court issues a final decision on the right under litigation.

             III -   Legal obligations - provision for tax risks

The Bradesco Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations whose risk is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-        Cofins – R$ 2,522,979 thousand (R$ 2,422,013 thousand on March 31, 2014 and R$ 9,993,073 thousand on June 30, 2013): a request for authorization to calculate and pay Cofins based on effective income, as set forth in Article 2 of Supplementary Law no 70/91, removing the unconstitutional increase in the calculation for other revenues other than income;

-        INSS Autonomous Brokers – R$ 1,414,168 thousand (R$ 1,367,973 thousand on March 31, 2014 and R$ 1.221.705 thousand on June 30, 2013): we are requesting the impact of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law no 84/96 and subsequent regulations/amendments, at the 20.0% rate and additionally 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22 of Law no 8212/91, as new wording in Law no 9876/99;

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-        IRPJ/Credit Losses - R$ 1,912,596 thousand (R$ 1,881,607 thousand on March 31, 2014 and R$ 1,713,111 thousand on June 30, 2013): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted upon receipt of claims incurred, regardless if they comply with the terms and conditions provided for in Articles 9 to 14 of Law no 9430/96 that only apply to temporary losses; and

-        PIS - R$ 314,672 thousand (R$ 312,670 thousand on March 31, 2014 and R$ 305,648 thousand on June 30, 2013): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus on the calculation established in the Constitution, i.e., gross operating income, as defined in the income tax legislation - set out in Article 44 of Law no 4506/64, excluding interest income.

            IV -   Provisions by nature

	R$ thousand
	2014		2013
	June 30	March 31	June 30
Labor claims	2,471,829	2,507,534	2,471,717
Civil claims	3,822,249	3,808,201	3,765,509
Subtotal (1)	6,294,078	6,315,735	6,237,226
Provision for tax risks (2)	8,345,491	8,087,164	16,452,731
Total	14,639,569	14,402,899	22,689,957

(1)  Note 20b; and

(2)  Classified under “Other liabilities - tax and social security” (Note 20a).

              V -   Changes in provisions

	R$ thousand
	2014
	Labor	Civil	Tax (1)
Balance on December 31, 2013	2,537,405	3,823,499	7,728,691
Adjustment for inflation	141,207	176,099	246,566
Provisions, net of reversals and write-offs	407,075	161,953	394,185
Payments	(613,858)	(339,302)	(23,951)
Balance on June 30, 2014	2,471,829	3,822,249	8,345,491

(1)  Mainly include legal liabilities.

c)   Contingent liabilities classified as possible losses

The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed with the risk of a possible loss are not recorded as a liability in the financial statements. The main processes in this classification are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$ 1,753,024 thousand (R$ 1,728,473 thousand on March 31, 2014 and R$ 1,151,684 thousand on June 30, 2013) which relates to the municipal tax demands other than those where the company is not located and where, under law, tax is collected; b) 2006-2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$ 3,456,648 thousand (R$ 1,562,363 thousand on March 31, 2014 and R$ 838,399 thousand on June 30, 2013); c) IRPJ and CSLL deficiency notice relating to disallowance of loan loss expenses, for the amount of R$ 553,964 thousand (R$ 544,185 thousand on March 31, 2014, and R$ 482,515 thousand on June 30, 2013); d) IRPJ and CSLL deficiency note

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c)   Contingent liabilities classified as possible losses

The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed with the risk of a possible loss are not recorded as a liability in the financial statements. The main processes in this classification are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$ 1,753,024 thousand (R$ 1,728,473 thousand on March 31, 2014 and R$ 1,151,684 thousand on June 30, 2013) which relates to the municipal tax demands other than those where the company is not located and where, under law, tax is collected; b) 2006-2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$ 3,456,648 thousand (R$ 1,562,363 thousand on March 31, 2014 and R$ 838,399 thousand on June 30, 2013); c) IRPJ and CSLL deficiency notice relating to disallowance of loan loss expenses, for the amount of R$ 553,964 thousand (R$ 544,185 thousand on March 31, 2014, and R$ 482,515 thousand on June 30, 2013); d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from mark-to-market securities from 2007 to 2010, difference in depreciation and operating expenses and income, amounting to R$ 469,140 thousand (R$ 464,734 thousand on March 31, 2014 and R$ 229,556 thousand on June 30, 2013); and e) IRPJ, CSLL, PIS and COFINS deficiency note, amounting to R$ 340,529 thousand (R$ 337,028 thousand on March 31, 2014 and R$ 334,433 thousand on June 30, 2013), on alleged tax-exempt gain, when Bovespa shares were merged into Nova Bolsa (BM&FBovespa), in 2008.

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Notes to the Consolidated Financial Statements

19) SUBORDINATED DEBT

					R$ thousand
					2014		2013
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	June 30	March 31	June 30
In Brazil:
Subordinated CDB:
2013 (1)	5	-	R$	100.0% of CDI rate + 1.0817% p.a.	-	-	389,701
2014	6	1,000,000	R$	112.0% of CDI rate	1,789,726	1,740,701	1,614,055
				IPCA + (6.92% p.a. - 8.55% p.a.)
2015	6	1,274,696	R$	108.0% to 112.0% of CDI rate	2,511,913	2,418,670	2,181,647
2016	6	500	R$	IPCA + 7.1292% p.a.	896	866	785
2019	10	20,000	R$	IPCA + 7.76% p.a.	38,501	37,133	33,539
Financial notes:
				IGP-M + 6.3874% p.a.
				IPCA + (6.7017% p.a. - 6.8784% p.a.)
				Fixed rate of 13.0949% p.a.
2016	6	102,018	R$	108.0% to 110.0% of CDI rate	156,857	151,814	139,081
				100.0% of CDI rate + (1.2685%p.a. - 1.3656% p.a.)
				IGP-M + (5.7745% p.a. – 6.9588% p.a.)
				IPCA + (5.6030% p.a. - 7.5482% p.a.)
				Fixed rate (11.7493% p.a. – 13.8609% p.a.)
2017	6	8,630,999	R$	104.0% to 112.5% of CDI rate	9,686,759	9,472,766	9,299,086
				100.0% of CDI rate + (0.7855%p.a. - 1.3061% p.a.)
				IGP-M + (4.0147% p.a. – 6.2626% p.a.)
				IPCA + (3.6712% p.a. - 6.2822% p.a.)
				Fixed rate (9.3991% p.a. – 12.1754% p.a.)
2018	6	8,262,799	R$	105.0% to 112.2% of CDI rate	8,878,067	8,851,047	8,598,215
				IGP-M + (3.6320% p.a. – 4.0735% p.a.)
				IPCA + (3.2983% p.a. - 4.4268% p.a.)
				Fixed rate (9.3207% p.a. – 10.3107% p.a.)
2019	6	21,858	R$	109.3% to 109.5% of CDI rate	24,946	24,288	22,529

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Notes to the Consolidated Financial Statements

					R$ thousand
					2014		2013
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	June 30	March 31	June 30
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	Fixed rate of 13.1763% p.a.	68,025	65,770	59,726
				IGP-M + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a. - 7.3743% p.a.)	206,345	200,017	180,548
				100.0% of CDI rate + (1.0079% p.a. – 1.0412% p.a.)
				IGP-M rate + 4.1768 p.a.
				IPCA + (4.0262% p.a. - 6.1757% p.a.)
				Fixed rate (10.1304% p.a. – 11.7550% p.a.)
2019	7	3,172,835	R$	110.5% to 112.2% of CDI rate	3,273,413	3,337,420	3,223,683
2020	7	1,700	R$	IPCA + 4.2620% p.a.	1,944	1,891	1,750
2018	8	50,000	R$	IGP-M + 7.0670% p.a.	78,622	77,230	68,985
				IGP-M + 5.8351% p.a.
				IPCA + (5.8950% p.a. - 6.3643% p.a.)
2019	8	12,735	R$	Fixed rate of 13.3381% p.a.	18,202	17,635	16,049
				IGP-M + 5.5341% p.a.
				IPCA + (3.9941% p.a. - 6.1386% p.a.)
				Fixed rate (11.1291% p.a. – 11.8661% p.a.)
2020	8	28,556	R$	110.0% to 110.7% of CDI rate	35,722	34,667	31,961
2021	8	1,236	R$	IPCA + (3.7004% p.a. - 4.3419% p.a.)	1,423	1,384	1,286
2021	9	7,000	R$	111.0% of CDI rate	8,380	8,152	7,564
				IGP-M + (6.0358% p.a. - 6.6244% p.a.)
				IPCA + (5.8789% p.a. - 7.1246% p.a.)
				Fixed rate of 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	26,576	25,733	23,491
				IGP-M + (3.9270% p.a. – 4.2994% p.a.)
				IPCA + (4.1920% p.a. - 6.0358% p.a.)
				Fixed rate (10.3489% p.a. – 12.4377% p.a.)
2022	10	54,143	R$	110.0% to 111.3% of CDI rate	66,903	65,003	59,969

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Notes to the Consolidated Financial Statements

					R$ thousand
					2014		2013
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	June 30	March 31	June 30
				IGP-M + (3.5855% p.a. – 3.9984% p.a.)
				IPCA + (3.9292% p.a. - 4.9620% p.a.)
2023	10	688,064	R$	Fixed rate (10.6804% p.a. – 10.8971% p.a.)	781,193	757,952	714,738
CDB pegged to loans:
2014 to 2016	2 to 3	3,168	R$	100.0% of CDI rate	3,882	4,260	5,310
Subtotal in Brazil					27,658,295	27,294,399	26,673,698
Abroad:
2013 (2)	10	-	US$	Rate of 8.75% p.a.	-	-	1,125,555
2014 (3)	10	-	Euro	Rate of 8.00% p.a.	-	727,278	658,875
2019	10	1,333,575	US$	Rate of 6.75% p.a.	1,680,060	1,697,568	1,690,364
2021	11	2,766,650	US$	Rate of 5.90% p.a.	3,611,697	3,657,202	3,632,012
2022	11	1,886,720	US$	Rate of 5.75% p.a.	2,463,428	2,495,087	2,477,196
Issuance costs on funding					(29,484)	(31,622)	(35,594)
Subtotal abroad					7,725,701	8,545,513	9,548,408
Overall total					35,383,996	35,839,912	36,222,106

(1)  Subordinated debt transactions that matured in July 2013.

(2)  Subordinated debt transactions that matured in October 2013; and

(3)  Subordinated debt transactions that matured in April 2014.

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Notes to the Consolidated Financial Statements

20) OTHER LIABILITIES

a)   Tax and social security

	R$ thousand
	2014		2013
	June 30	March 31	June 30
Provision for tax risk (Note 18b IV)	8,345,491	8,087,164	16,452,731
Provision for deferred income tax (Note 34f)	3,549,785	3,324,071	4,255,124
Taxes and contributions on profit payable	3,581,915	1,960,189	3,320,455
Taxes and contributions payable	966,608	1,245,893	1,027,693
Total	16,443,799	14,617,317	25,056,003

b)   Sundry

	R$ thousand
	2014		2013
	June 30	March 31	June 30
Credit card operations	15,367,177	15,205,642	14,180,731
Sundry creditors	8,262,057	7,665,135	5,792,748
Civil and labor provisions (Note 18b IV)	6,294,078	6,315,735	6,237,226
Provision for payments	5,500,683	4,959,783	4,849,547
Loan assignment obligations	4,116,965	4,020,680	321,700
Liabilities for acquisition of assets and rights	1,052,583	1,159,209	1,805,985
Other (1)	1,772,976	1,758,695	1,399,488
Total	42,366,519	41,084,879	34,587,425

(1)  On June 30, 2014, it includes provision for collateral, comprising sureties, guarantees, letters of credit and standby letter of credit, which was recorded in a separate account from the excess provision, totaling R$ 333,734 thousand (R$ 355,479 thousand on March 31, 2014) (Note 10g).

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21) INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical reserves by account

	R$ thousand
	Insurance (1)			Life and pension plans (2) (3) (4)			Capitalization bonds			Total
	2014		2013	2014		2013	2014		2013	2014		2013
	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30
Current and long-term liabilities
Mathematical reserve for unvested benefits	777,834	767,362	931,421	110,514,341	106,417,460	98,622,773	-	-	-	111,292,175	107,184,822	99,554,194
Mathematical reserve for vested benefits	170,728	169,205	189,915	6,817,724	6,767,511	6,174,238	-	-	-	6,988,452	6,936,716	6,364,153
Mathematical reserve for capitalization bonds	-	-	-	-	-	-	5,519,643	5,350,899	4,976,376	5,519,643	5,350,899	4,976,376
Reserve for claims incurred but not reported (IBNR)	1,647,910	1,680,781	1,392,704	1,082,645	1,108,440	1,191,230	-	-	-	2,730,555	2,789,221	2,583,934
Unearned premium reserve	3,795,702	3,471,271	3,025,645	286,068	289,380	212,528	-	-	-	4,081,770	3,760,651	3,238,173
Complementary reserve for coverage (4)	-	-	-	1,233,857	712,108	4,978,649	-	-	-	1,233,857	712,108	4,978,649
Reserve for unsettled claims	3,982,669	3,747,572	3,516,427	996,324	983,040	1,170,537	-	-	-	4,978,993	4,730,612	4,686,964
Reserve for financial surplus	-	-	-	411,768	409,116	378,511	-	-	-	411,768	409,116	378,511
Reserve for draws and redemptions	-	-	-	-	-	-	657,274	644,133	584,435	657,274	644,133	584,435
Other reserves (4)	1,897,513	1,890,968	2,642,031	2,850,501	3,255,400	1,654,392	89,888	86,159	177,051	4,837,902	5,232,527	4,473,474
Total reserves	12,272,356	11,727,159	11,698,143	124,193,228	119,942,455	114,382,858	6,266,805	6,081,191	5,737,862	142,732,389	137,750,805	131,818,863

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Notes to the Consolidated Financial Statements

b)   Technical reserves by product

	R$ thousand
	Insurance			Life and pension plans (4)			Capitalization bonds			Total
	2014		2013	2014		2013	2014		2013	2014		2013
	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30
Health	6,301,129	6,079,164	6,649,640	-	-	-	-	-	-	6,301,129	6,079,164	6,649,640
Auto/RCF	3,199,193	2,926,741	2,739,910	-	-	-	-	-	-	3,199,193	2,926,741	2,739,910
DPVAT/Retrocession (5)	267,604	318,434	215,639	3,909	3,915	572,318	-	-	-	271,513	322,349	787,957
Life	15,085	16,053	16,223	6,254,123	6,044,904	5,218,269	-	-	-	6,269,208	6,060,957	5,234,492
Basic lines	2,489,345	2,386,767	2,076,731	-	-	-	-	-	-	2,489,345	2,386,767	2,076,731
Unrestricted Benefits Generating Plan - PGBL to be granted	-	-	-	19,792,805	19,311,853	18,222,159	-	-	-	19,792,805	19,311,853	18,222,159
Long-Term Life Insurance - VGBL - to be granted	-	-	-	78,317,241	75,017,867	69,696,077	-	-	-	78,317,241	75,017,867	69,696,077
Pension plans (4)	-	-	-	19,825,150	19,563,916	20,674,035	-	-	-	19,825,150	19,563,916	20,674,035
Capitalization bonds	-	-	-	-	-	-	6,266,805	6,081,191	5,737,862	6,266,805	6,081,191	5,737,862
Total technical reserves	12,272,356	11,727,159	11,698,143	124,193,228	119,942,455	114,382,858	6,266,805	6,081,191	5,737,862	142,732,389	137,750,805	131,818,863

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Notes to the Consolidated Financial Statements

c)   Guarantees for technical reserves

	R$ thousand
	Insurance			Life and pension plans (4)			Capitalization bonds			Total
	2014		2013	2014		2013	2014		2013	2014		2013
	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30
Total technical reserves	12,272,356	11,727,159	11,698,143	124,193,228	119,942,455	114,382,858	6,266,805	6,081,191	5,737,862	142,732,389	137,750,805	131,818,863
(-) Loading on insurance sales – extended guarantee	(259,127)	(245,778)	(94,676)	-	-	-	-	-	-	(259,127)	(245,778)	(94,676)
(-) Portion corresponding to contracted reinsurance	(900,478)	(856,699)	(819,881)	(3,897)	(5,664)	(11,377)	-	-	-	(904,375)	(862,363)	(831,258)
(-) Deposits retained at IRB and court deposits	(2,318)	(2,318)	(26,611)	(51,461)	(55,827)	(55,836)	-	-	-	(53,779)	(58,145)	(82,447)
(-) Receivables	(1,003,348)	(909,355)	(831,130)	-	-	-	-	-	-	(1,003,348)	(909,355)	(831,130)
(-) Unearned premium reserve – Health Insurance (6)	(852,356)	(795,412)	(715,409)	-	-	-	-	-	-	(852,356)	(795,412)	(715,409)
(-) Reserves from DPVAT agreements (5)	(261,316)	(312,117)	(209,831)	-	-	(568,063)	-	-	-	(261,316)	(312,117)	(777,894)
To be insured	8,993,413	8,605,480	9,000,605	124,137,870	119,880,964	113,747,582	6,266,805	6,081,191	5,737,862	139,398,088	134,567,635	128,486,049

Investment fund quotas (VGBL and PGBL)	-	-	-	98,110,046	94,329,720	87,918,236	-	-	-	98,110,046	94,329,720	87,918,236
Investment fund quotas (excluding VGBL and PGBL)	5,453,230	6,619,315	3,436,152	16,433,173	16,174,067	14,878,511	3,929,823	3,750,073	3,484,916	25,816,226	26,543,455	21,799,579
Government securities	4,895,002	4,042,444	6,655,086	9,228,843	9,026,894	9,707,320	2,015,514	1,990,274	1,867,972	16,139,359	15,059,612	18,230,378
Private securities	108,568	154,456	101,566	182,544	189,985	199,594	63,589	60,711	115,976	354,701	405,152	417,136
Shares	4,597	4,324	5,544	1,529,005	1,119,968	1,424,865	392,060	370,933	347,371	1,925,662	1,495,225	1,777,780
Total technical reserve guarantees	10,461,397	10,820,539	10,198,348	125,483,611	120,840,634	114,128,526	6,400,986	6,171,991	5,816,235	142,345,994	137,833,164	130,143,109

(1)    "Other reserves" - Insurance basically refers to technical reserves of the "personal health" portfolio;

(2)    Includes personal insurance and pension plans;

(3)    "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled", "Reserve for related expenses" and "Other reserves";

(4)    Up to November 2013, as authorized by Susep, an interest rate based on Bank’s own study was used to discount the actuarial liability flow and, consequently, the item "Complementary Reserve for Coverage” reflected the result of this rate;

(5)    In January 2014, the shutdown of DPVAT insurance consortiums was requested; and

(6)    Deduction set forth in Article 4 of ANS Legislative Resolution no 314/12.

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Notes to the Consolidated Financial Statements

d)   Insurance, pension plan contribution and capitalization bond retained premiums

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Written premiums	6,678,270	6,436,107	13,114,377	11,126,067
Pension plan contributions (including VGBL)	6,116,223	3,898,491	10,014,714	11,151,510
Capitalization bond income	1,289,952	1,204,915	2,494,867	2,108,921
Granted coinsurance premiums	(45,104)	(40,728)	(85,832)	(76,408)
Refunded premiums	(46,853)	(49,290)	(96,143)	(118,929)
Net written premiums	13,992,488	11,449,495	25,441,983	24,191,161
Reinsurance premiums	(109,137)	(67,437)	(176,574)	(101,647)
Insurance, pension plan and capitalization bond retained premiums	13,883,351	11,382,058	25,265,409	24,089,514

22) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	R$ thousand
	2014		2013
	June 30	March 31	June 30
Banco Bradesco BBI S.A.	101,846	134,734	129,036
Other (1)	384,361	414,535	452,966
Total	486,207	549,269	582,002

(1)   Mainly related to the non-controlling interest in Odontoprev S.A.

23) SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	2014		2013
	June 30	March 31	June 30
Common shares	2,103,637,129	2,103,637,129	2,103,637,129
Preferred shares	2,103,636,910	2,103,636,910	2,103,636,910
Subtotal	4.207.274.039	4.207.274.039	4.207.274.039
Treasury (common shares)	(2,898,610)	(2,898,610)	(2,898,610)
Treasury (preferred shares)	(8,984,870)	(8,984,870)	(5,265,370)
Total outstanding shares	4,195,390,559	4,195,390,559	4,199,110,059

b)    Changes in capital stock in number of shares

	Common shares	Preferred shares	Total
Number of outstanding shares as at December 31, 2013	2,100,738,519	2,095,770,640	4,196,509,159
Shares acquired and not canceled	-	(1,118,600)	(1,118,600)
Number of outstanding shares as at June 30, 2014	2,100,738,519	2,094,652,040	4,195,390,559

c)    Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all other rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority for repayment of capital and an additional ten percent (10%) interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law no 6404/76, amended by Law no 10303/01.

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Notes to the Consolidated Financial Statements

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends amounting to at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporate Law.

Interest on shareholders’ equity is calculated based on the shareholders’ equity limited to the variation in the Federal Government Long-Term Interest Rates (TJLP), subject to available profits before deductions, or transfer to retained earnings or profit reserves for the amounts equivalent or greater than twice its value.

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 27, 2013 approved the Board of Executive Officers’ proposal to pay shareholders interim interest on shareholders’ equity for the first half of 2013, for the amount of R$ 830,000 thousand, at R$ 0.188253558 (net of 15% withholding income tax - R$ 0.160015524) per common share and R$ .207078914 (net of 15% withholding income tax - R$ 0.176017077) per preferred share, which was paid on July 18, 2013.

The Board of Directors’ Meeting held on December 23, 2013 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2013, for the amount of R$ 1,421,300 thousand, at R$ 0.322576529 (net of 15% withholding income tax - R$ 0.274190050) per common share and R$ 0.354834182 (net of 15% withholding income tax - R$ 0.301609055) per preferred share, which was paid on March 7, 2014.

The Board of Directors’ Meeting held on February 10, 2014 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2013, for the amount of R$ 853,858 thousand, at R$ 0.193826693 per common share and R$ 0.213209362 per preferred share, which was paid on March 7, 2014.

The Board of Directors’ Meeting held on June 24, 2014 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity and dividends for the first semester of 2014, in the amount of R$ 829,000 thousand, at R$ 0.188201395 per common share and R$ 0.207021535 per preferred share, which was paid on July 18, 2014.

Interest on shareholders’ equity and dividends for the 1st semester of 2014 is calculated as follows:

	R$ thousand	% (1)
Net income for the semester	7,220,930
(-) Legal reserve	(361,047)
Adjusted calculation basis	6,859,883
Monthly and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	1,566,898
Withholding income tax on interest on shareholders’ equity	(235,035)
Interim dividends provisioned (2)	829,000
Interest on shareholders’ equity (net)/dividends accumulated in the 1st semester of 2014	2,160,863	31.50
Interest on shareholders’ equity (net) accumulated in the 1st semester of 2013	1,755,950	31.50

(1)  Percentage of interest on shareholders’ equity/dividends after adjustments; and

(2)  Paid on July 18, 2014.

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Notes to the Consolidated Financial Statements

Interest on shareholders’ equity were paid or recorded in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/ recorded in provision
	Common shares	Preferred shares
Monthly interest on shareholders’ equity paid	0.112908	0.124198	475,167	(71,275)	403,892
Intermediate interest on shareholders’ equity paid	0.188254	0.207078	830,000	(124,500)	705,500
Supplementary interest on shareholders’ equity paid	0.172526	0.189779	760,657	(114,099)	646,558
Total in the 1st semester of 2013	0.473688	0.521055	2,065,824	(309,874)	1,755,950

Monthly interest on shareholders’ equity paid	0.056454	0.062099	248,712	(37,307)	211,405
Supplementary interest on shareholders’ equity provisioned	0.218733	0.240607	963,489	(144,523)	818,966
Total in the 1st quarter of 2014	0.275187	0.302706	1,212,201	(181,830)	1,030,371
Monthly interest on shareholders’ equity paid	0.056454	0.062099	248,665	(37,300)	211,365
Supplementary interest on shareholders’ equity provisioned	0.024072	0.026479	106,032	(15,905)	90,127
Interim dividends provisioned (1)	0.188201	0.207022	829,000	-	829,000
Total in the 2nd quarter of 2014	0.268727	0.295600	1,183,697	(53,205)	1,130,492
Monthly interest on shareholders’ equity paid	0.112908	0.124198	497,377	(74,607)	422,770
Supplementary interest on shareholders’ equity provisioned	0.242805	0.267086	1,069,521	(160,428)	909,093
Interim dividends provisioned (1)	0.188201	0.207022	829,000	-	829,000
Total in the 1st semester of 2014	0.543914	0.598306	2,395,898	(235,035)	2,160,863

(1)  Paid on July 18, 2014.

d)    Treasury shares

The Board of Directors’ Meeting held on December 20, 2012 resolved to renew the term for the share buyback, based on the previous conditions. It was valid until June 26, 2013. The Board of Directors’ Meeting held on June 25, 2013 resolved to renew the term for the share buyback based on the previous conditions, which remained in force until June 26, 2014. The Board of Directors’ Meeting held on June 24, 2014 resolved to renew the term for the share buyback, based on the previous conditions. It is valid until June 26, 2015.

A total of 2,898,610 common shares and 8,984,870 preferred shares had been acquired, totaling R$ 298,015 thousand up to June 30, 2014, and remain in treasury. The minimum, medium and maximum cost per common share is R$ 23.62221, R$ 25.41203 and R$ 27.14350, and per preferred share is R$ 25.23185, R$ 27.16272 and R$ 33.12855, respectively. The fair value was R$ 32.24 per common share and R$ 32.05 per preferred share on June 30, 2014.

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Notes to the Consolidated Financial Statements

24) FEE AND COMMISSION INCOME

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Credit card income	1,848,593	1,833,681	3,682,274	3,270,045
Checking account	971,880	943,995	1,915,875	1,722,004
Loans	625,433	573,368	1,198,801	1,092,313
Asset management	577,654	561,812	1,139,466	1,131,235
Collections	387,833	379,961	767,794	710,480
Consortium management	213,682	198,925	412,607	343,815
Underwriting / Financial Advisory Services	160,255	220,942	381,197	345,871
Custody and brokerage services	120,776	124,789	245,565	260,211
Payments	99,932	96,433	196,365	165,822
Other	219,586	256,522	476,108	352,822
Total	5,225,624	5,190,428	10,416,052	9,394,618

25) PAYROLL AND RELATED BENEFITS

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Salaries	1,563,127	1,516,258	3,079,385	2,912,683
Benefits	704,205	697,236	1,401,441	1,311,420
Social security charges	597,713	572,453	1,170,166	1,091,698
Employee profit sharing	326,376	293,259	619,635	521,735
Provision for labor claims	220,288	182,491	402,779	373,916
Training	36,131	17,450	53,581	39,062
Total	3,447,840	3,279,147	6,726,987	6,250,514

26) OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Outsourced services	923,863	903,415	1,827,278	1,701,779
Depreciation and amortization	463,034	446,196	909,230	843,934
Communication	378,197	375,505	753,702	795,449
Data processing	326,301	335,694	661,995	615,211
Rental	215,859	213,903	429,762	408,578
Transport	199,590	202,885	402,475	404,105
Financial system services	187,589	197,048	384,637	368,050
Advertising and marketing	170,499	178,249	348,748	330,118
Asset maintenance	179,873	151,507	331,380	315,580
Security and surveillance	138,787	138,307	277,094	239,391
Supplies	90,555	77,160	167,715	145,612
Water, electricity and gas	56,790	61,477	118,267	119,349
Travel	34,368	30,252	64,620	60,978
Other	241,522	203,739	445,261	549,909
Total	3,606,827	3,515,337	7,122,164	6,898,043

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Notes to the Consolidated Financial Statements

27) TAX EXPENSES

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Contribution for Social Security Financing (Cofins)	799,601	766,001	1,565,602	1,338,441
Social Integration Program (PIS) contribution	146,793	145,986	292,779	226,744
Tax on Services (ISSQN)	140,331	142,543	282,874	260,166
Municipal Real Estate Tax (IPTU) expenses	10,687	30,891	41,578	32,436
Other	71,486	55,854	127,340	110,699
Total	1,168,898	1,141,275	2,310,173	1,968,486

28) OTHER OPERATING INCOME

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Other interest income	429,528	428,668	858,196	715,617
Reversal of other operating provisions	69,769	114,161	183,930	391,812
Gains on sale of goods	499	6,244	6,743	41,415
Revenues from recovery of charges and expenses	20,075	26,971	47,046	45,550
Other	187,390	235,241	422,631	531,492
Total	707,261	811,285	1,518,546	1,725,886

29) OTHER OPERATING EXPENSES

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Other finance costs	1,217,380	1,174,765	2,392,145	2,126,242
Sundry losses	411,458	383,073	794,531	803,892
Commissions on loans and financing	333,979	331,678	665,657	651,903
Discount granted	306,624	289,597	596,221	500,797
Intangible assets amortization	208,323	204,901	413,224	454,025
Goodwill amortization (Note 15a)	28,532	28,306	56,838	132,579
Other	500,008	451,072	951,080	662,945
Total	3,006,304	2,863,392	5,869,696	5,332,383

30) NON-OPERATING INCOME (LOSS)

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Gain/loss on sale and write-off of assets and investments (1)	(74,340)	(66,022)	(140,362)	68,307
Recording/reversal of non-operating provisions	(65,332)	(59,310)	(124,642)	(81,609)
Other	5,078	15,887	20,965	31,435
Total	(134,594)	(109,445)	(244,039)	18,133

(1)  The 1st  semester of 2013 includes results originating from the sale of BM&FBovespa shares in the amount of R$ 148,397 thousand.

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Notes to the Consolidated Financial Statements

31) RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)      Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	R$ thousand
	2014		2013	2014			2013
	June 30	March 31	June 30	2nd quarter	1st quarter	1st semester	1st semester
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	(608,102)	(319,325)	(512,566)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(447,866)	(235,182)	(377,504)	-	-	-	-
Fundação Bradesco	(160,236)	(84,143)	(135,062)	-	-	-	-
Demand deposits/Savings accounts:	(21,501)	(22,175)	(17,687)	(214)	(199)	(413)	(269)
BBD Participações S.A.	(3)	(2)	(4)	-	-	-	-
Nova Cidade de Deus Participações S.A.	(7)	(10)	(1)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(10)	(10)	(10)	-	-	-	-
Key Management Personnel	(21,481)	(22,153)	(17,672)	(214)	(199)	(413)	(269)
Time deposits:	(138,028)	(143,923)	(125,632)	(2,069)	(2,522)	(4,591)	(3,300)
Cidade de Deus Companhia Comercial de Participações	(61,708)	(58,638)	(34,522)	(17)	(20)	(37)	(20)
Key Management Personnel	(76,320)	(85,285)	(91,110)	(2,052)	(2,502)	(4,554)	(3,280)
Federal funds purchased and securities sold under agreements to repurchase:	(480,561)	(732,486)	(839,669)	(15,287)	(20,365)	(35,652)	(13,705)
Cidade de Deus Companhia Comercial de Participações	(202,753)	(338,965)	(555,251)	(7,104)	(12,168)	(19,272)	(5,635)
BBD Participações S.A.	(150,066)	(251,584)	(68,762)	(5,108)	(4,300)	(9,408)	(396)
Key Management Personnel	(127,742)	(141,937)	(215,656)	(3,075)	(3,897)	(6,972)	(7,674)
Funds from issuance of securities:	(617,809)	(625,146)	(559,731)	(14,402)	(13,688)	(28,090)	(14,883)
Key Management Personnel	(617,809)	(625,146)	(559,731)	(14,402)	(13,688)	(28,090)	(14,883)
Rental of branches:	-	-	-	(372)	(371)	(743)	(704)
Fundação Bradesco	-	-	-	(372)	(371)	(743)	(704)
Subordinated debts:	-	(773)	(722)	(9)	(18)	(27)	(24)
Fundação Bradesco	-	(773)	(722)	(9)	(18)	(27)	(24)

   188   Report on Economic and Financial Analysis – June 2014

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Notes to the Consolidated Financial Statements

b)   Compensation for key Management personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual overall amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2014, the maximum amount of R$ 354,700 thousand was set for Management compensation and R$ 351,900 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which must be traded in three equal, annual and successive installments, the first of which maturing in the year following the payment date. This procedure complies with CMN Resolution no 3921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Salaries	80,876	81,275	162,151	163,576
INSS contributions	18,158	18,250	36,408	36,745
Total	99,034	99,525	198,559	200,321

Post-employment benefits

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Defined contribution supplementary pension plans	80,092	81,266	161,358	162,114
Total	80,092	81,266	161,358	162,114

Bradesco does not offer long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution no 3989/11, to its key Management personnel.

Other information

I)    Under current law, financial institutions are not allowed to grant loans or advances to:

a)   Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

b)   Individuals or corporations that own more than 10% of their capital; and

c)   Corporations of which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10%.

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Notes to the Consolidated Financial Statements

Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

II)   Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	2014		2013
	June 30	March 31	June 30
● Common shares	0.72%	0.72%	0.73%
● Preferred shares	1.03%	1.01%	1.01%
● Total shares (1)	0.88%	0.87%	0.87%

(1)  On June 30, 2014, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 3.20% of common shares, 1.08% of preferred shares and 2.14% of all shares.

32) FINANCIAL INSTRUMENTS

a)      Fair value

Risk management is highly strategic due to the increasing complexity of services and products and the globalization of the Organization’s business. The dynamic markets lead Bradesco to an ongoing improvement of this activity in the pursuit of best practices. For that reason, Bradesco was authorized by Bacen to use its internal market risk models, which were already in force, to calculate regulatory capital as of January 2013.

The Organization controls risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models, and measurement and control tools. It also provides training to employees from all Organization levels, from the business areas to the Board of Directors.

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of the Organization’s complex financial products and activity profile.

Credit risk management

Credit risk refers to the possibility of losses associated to the non-compliance by the borrower or counterparty for their respective financial obligations under agreed terms, as well as to the reduction of the value of a loan agreement resulting from a deterioration of the borrower’s risk rating, reduced earnings or remuneration, the advantages in renegotiation, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations to preserve the integrity and autonomy of the processes.

The Organization controls its exposure to credit risk, which mainly results from loans, securities and derivative financial instruments. Credit risk also stems from financial obligations related to credit commitments or financial guarantees.

In order not to compromise the quality of the portfolio, it includes all aspects related to the lending process, concentration, guarantee requirement, terms, among others.

The Organization continuously maps all activities that can generate exposure to credit risk, with their respective ratings related to probability and magnitude, as well as the identification of their managers, measurement and mitigation plans.

   190   Report on Economic and Financial Analysis – June 2014

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Notes to the Consolidated Financial Statements

Market risk management

Market risk is represented by the possibility of financial losses due to fluctuating prices and interest rates of the Organization’s financial instruments as its asset and liability portfolios may have mismatched maturities, currencies and indexes.

Market risk is carefully identified, measured, mitigated, controlled and reported. The Organization’s exposure to market risk profile is in line with the guidelines established by the governance process, with limits monitored independently on a timely basis.

All transactions exposing the Organization to market risk are mapped, measured and classified by probability and importance, and the whole process is approved by the corporate governance structure.

The process of market risk management is performed corporately. This process involves several areas, with specific assignments, ensuring an efficient structure, with the measurement and control of market risk being performed centrally and independently. The management process, approved by the Board of Directors, is reviewed at least annually by the Committees and by the Board of Directors.

In line with the Corporate Governance practices, aiming to preserve and strengthen the management of market and liquidity risks in the Organization, and to meet the provisions of CMN Resolution no 3464/07, the Board of Directors approved the Market and Liquidity Risk Management Policy, whose review is performed at least annually by the competent Committees and by the Board of Directors, providing the main guidelines for acceptance, control and management of market and liquidity risks. In addition to this policy, the Organization has specific rules to regulate the market and liquidity risk management process.

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Notes to the Consolidated Financial Statements

Below is the statement of financial position by currency

	R$ thousand
	2014				2013
	June 30			March 31	June 30
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	915,986,019	857,029,049	58,956,970	66,944,724	57,184,476
Funds available	11,534,602	7,650,991	3,883,611	4,860,251	4,561,643
Interbank investments	137,653,675	135,434,395	2,219,280	2,434,958	1,418,992
Securities and derivative financial instruments	333,200,398	319,426,132	13,774,266	14,396,296	12,205,657
Interbank and interdepartmental accounts	56,115,573	56,115,573	-	-	-
Loan and leasing	281,651,622	251,485,256	30,166,366	32,877,311	27,994,179
Other receivables and assets	95,830,149	86,916,702	8,913,447	12,375,908	11,004,005
Permanent assets	15,145,755	15,110,010	35,745	39,327	41,965
Investments	1,886,747	1,886,431	316	325	352
Premises and equipment and leased assets	4,578,907	4,566,953	11,954	13,326	15,249
Intangible assets	8,680,101	8,656,626	23,475	25,676	26,364
Total	931,131,774	872,139,059	58,992,715	66,984,051	57,226,441

Liabilities
Current and long-term liabilities	853,621,889	786,425,636	67,196,253	76,330,450	66,777,698
Deposits	213,270,533	186,773,373	26,497,160	27,819,114	23,878,471
Federal funds purchased and securities sold under agreements to repurchase	255,610,988	252,937,829	2,673,159	889,497	4,394,514
Funds from issuance of securities	69,876,741	61,808,641	8,068,100	10,395,128	12,120,585
Interbank and interdepartmental accounts	5,673,313	3,391,316	2,281,997	2,356,701	1,704,398
Borrowing and onlending	54,141,316	40,033,977	14,107,339	16,029,860	11,469,912
Derivative financial instruments	4,726,565	2,613,717	2,112,848	1,993,977	242,161
Technical reserve for insurance, pension plans and capitalization bonds	142,732,389	142,731,646	743	848	1,132
Other liabilities:
- Subordinated debts	35,383,996	27,658,295	7,725,701	8,545,513	9,548,408
- Other	72,206,048	68,476,842	3,729,206	8,299,812	3,418,117
Deferred income	223,400	223,400	-	-	-
Non-controlling interests in subsidiaries	486,207	486,207	-	-	-
Shareholders’ equity	76,800,278	76,800,278	-	-	-
Total	931,131,774	863,935,521	67,196,253	76,330,450	66,777,698

Net position of assets and liabilities			(8,203,538)	(9,346,399)	(9,551,257)
Net position of derivatives (2)			(15,330,561)	(11,380,712)	(9,525,820)
Other net off-balance-sheet accounts (3)			(442,498)	(658,411)	85,572
Net exchange position (liability)			(23,976,597)	(21,385,522)	(18,991,505)

(1)  Amounts originally recorded and/or indexed mainly in USD;

(2)  Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and

(3)  Other commitments recorded in off-balance-sheet accounts.

   192   Report on Economic and Financial Analysis – June 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors	R$ thousand
	2014		2013
	June 30	March 31	June 30
Fixed rates	5,879	9,529	202,022
Exchange coupon	4,790	5,526	13,752
Foreign currency	2,743	8,866	573
IGP-M/IPCA	22,615	31,671	97,424
Equities	5,751	273	6,425
Sovereign/Eurobonds and Treasuries	5,134	5,910	16,668
Other	881	3,746	1,009
Correlation/diversification effect	(22,819)	(29,109)	(176,290)
VaR (Value at Risk)	24,974	36,412	161,583

Amounts net of tax.

Sensitivity analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule no 475/08.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loans held in the Banking Portfolio are financed by demand and/or savings deposits, which are “natural hedges” for future variations in interest rates, moreover, interest rate variations do not represent a material impact on the Institution’s result, as Loans are held to maturity. Also, due to our strong presence in the insurance and pension plan market, most of the assets are adjusted for price indexes, linked to the corresponding technical reserves.

Bradesco     193

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Sensitivity Analysis - Trading and Banking Portfolios

		R$ thousand
		Trading and Banking portfolios (1)
		2014						2013
		June 30			March 31			June 30
		Scenarios			Scenarios			Scenarios
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(3,698)	(1,009,481)	(1,943,751)	(6,295)	(1,743,384)	(3,340,753)	(12,145)	(3,485,901)	(6,717,621)
Price indexes	Exposure subject to variations in price index coupon rates	(13,245)	(1,777,223)	(3,299,495)	(15,190)	(2,205,392)	(4,059,293)	(19,747)	(2,364,773)	(4,371,129)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(395)	(37,343)	(69,713)	(379)	(43,523)	(80,664)	(818)	(92,321)	(172,375)
Foreign currency	Exposure subject to exchange variations	(1,712)	(167,240)	(408,169)	(2,325)	(63,173)	(164,705)	(7,138)	(165,505)	(311,594)
Equities	Exposure subject to variation in stock prices	(21,012)	(525,295)	(1,050,590)	(21,908)	(547,706)	(1,095,413)	(20,290)	(506,537)	(1,012,880)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(661)	(38,806)	(74,792)	(663)	(39,807)	(77,128)	(1,243)	(72,262)	(140,443)
Other	Exposure not classified in previous definitions	(381)	(9,544)	(19,087)	(235)	(5,954)	(11,908)	(164)	(4,152)	(8,305)
Total excluding correlation of risk factors		(41,104)	(3,564,932)	(6,865,597)	(46,995)	(4,648,939)	(8,829,864)	(61,545)	(6,691,451)	(12,734,347)
Total including correlation of risk factors		(29,342)	(2,660,398)	(4,944,728)	(33,055)	(3,785,764)	(7,092,958)	(41,020)	(5,625,938)	(10,706,105)

(1)  Amounts net of tax.

   194   Report on Economic and Financial Analysis – June 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that results show the impact for each scenario on a static portfolio position. The market dynamism results in continuous changes in these positions and does not necessarily reflect the current position. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly looks for market dynamism to mitigate related risks according to the strategy determined by Senior Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

Sensitivity Analysis - Trading Portfolio

		R$ thousand
		Trading portfolio (1)
		2014						2013
		June 30			March 31			June 30
		Scenarios			Scenarios			Scenarios
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(314)	(82,919)	(163,197)	(634)	(173,364)	(340,458)	(5,111)	(1,244,357)	(2,426,654)
Price indexes	Exposure subject to variations in price index coupon rates	(1,030)	(130,639)	(258,641)	(1,144)	(160,778)	(313,408)	(2,856)	(331,650)	(590,663)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(353)	(39,698)	(73,662)	(379)	(43,063)	(79,904)	(784)	(90,108)	(167,965)
Foreign currency	Exposure subject to exchange variations	(1,574)	(52,945)	(107,641)	(2,256)	(56,412)	(112,824)	(823)	(22,802)	(45,875)
Equities	Exposure subject to variation in stock prices	(1,991)	(49,773)	(99,545)	(946)	(23,645)	(47,290)	(1,894)	(46,631)	(93,068)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(489)	(34,633)	(66,675)	(455)	(33,506)	(64,449)	(954)	(56,064)	(108,720)
Other	Exposure not classified in previous definitions	(345)	(8,630)	(17,260)	(99)	(2,614)	(5,229)	(197)	(4,967)	(9,934)
Total excluding correlation of risk factors		(6,096)	(399,237)	(786,621)	(5,913)	(493,382)	(963,562)	(12,619)	(1,796,579)	(3,442,879)
Total including correlation of risk factors		(2,912)	(184,289)	(363,027)	(2,750)	(280,144)	(551,645)	(4,187)	(1,113,743)	(2,180,501)

(1)  Amounts net of tax.

Bradesco     195

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Sensitivity analyses were carried out based on scenarios prepared for the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1:  Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1% variation on prices. For example: for a Real/US dollar exchange rate of R$ 2.20 a scenario of R$ 2.22 was used, while for a fixed interest rate of 1 year of 10.92% a 10.93% scenario was applied;

Scenario 2:  25% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 2.20 a scenario of R$ 2.75 was used, while for a fixed interest rate of 1 year of 10.92% a 13.65% scenario was applied; The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3:  50% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 2.20 a scenario of R$ 3.30 was used, while for a fixed interest rate of 1 year of 10.92% a 16.38% scenario was applied; The scenarios for other risk factors also account for 50% stresses in the respective curves or prices.

Liquidity Risk

Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution not being able to trade a position at market price due to its high amount when compared to the usually traded volume or due to some market discontinuation.

It is crucial to know and monitor this risk, especially so that the Organization can settle the operations in a timely and reliable way.

The process of liquidity risk management is performed corporately. It involves several areas with specific assignments, ensuring an efficient structure. Liquidity risk is measured and control centrally and independently, contemplating the daily monitoring of the composition of available resources, compliance with the minimum liquidity level, and the contingency plan for stress situations.

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to lay down the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations.

As part of the criteria and procedures approved, the Organization also establishes a minimum liquidity reserve to be recorded daily and the types of assets eligible for making up the resources available. Moreover, instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case are established.

   196   Report on Economic and Financial Analysis – June 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The statement of financial position by maturity is as follows

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	502,863,798	90,277,449	57,239,815	265,604,957	-	915,986,019
Funds available	11,534,602	-	-	-	-	11,534,602
Interbank investments (2)	127,072,820	5,266,371	4,644,663	669,821	-	137,653,675
Securities and derivative financial instruments (1) (2)	240,462,423	4,913,189	3,836,408	83,988,378	-	333,200,398
Interbank and interdepartmental accounts	55,515,772	-	-	599,801	-	56,115,573
Loan and leasing	28,002,099	65,826,668	40,490,396	147,332,459	-	281,651,622
Other receivables and assets	40,276,082	14,271,221	8,268,348	33,014,498	-	95,830,149
Permanent assets	441,252	1,143,695	1,359,138	9,253,698	2,947,972	15,145,755
Investments	-	-	-	-	1,886,747	1,886,747
Premises and equipment	274,134	300,962	361,154	3,236,944	405,713	4,578,907
Intangible assets	167,118	842,733	997,984	6,016,754	655,512	8,680,101
Total on June 30, 2014	503,305,050	91,421,144	58,598,953	274,858,655	2,947,972	931,131,774
Total on March 31, 2014	514,604,797	89,612,495	60,157,066	254,916,051	2,938,344	922,228,753
Total on June 30, 2013	510,475,106	92,994,775	49,731,536	240,510,163	2,985,788	896,697,368

Liabilities
Current and long-term liabilities	501,881,687	80,448,391	63,496,651	207,795,160	-	853,621,889
Deposits (3)	135,601,762	20,196,629	9,033,296	48,438,846	-	213,270,533
Federal funds purchased and securities sold under agreements to repurchase (2)	188,569,763	32,914,874	10,722,807	23,403,544	-	255,610,988
Funds from issuance of securities	1,098,528	7,646,273	28,153,388	32,978,552	-	69,876,741
Interbank and interdepartmental accounts	5,673,313	-	-	-	-	5,673,313
Borrowing and onlending	3,791,160	11,375,311	9,776,642	29,198,203	-	54,141,316
Derivative financial instruments	3,545,526	249,043	190,944	741,052	-	4,726,565
Technical reserves for insurance, pension plans and capitalization bonds (3)	113,644,207	3,804,284	1,620,227	23,663,671	-	142,732,389
Other liabilities:
- Subordinated debts	140,594	1,789,719	719,059	32,734,624	-	35,383,996
- Other	49,816,834	2,472,258	3,280,288	16,636,668	-	72,206,048
Deferred income	223,400	-	-	-	-	223,400
Non-controlling interests in subsidiaries	-	-	-	-	486,207	486,207
Shareholders’ equity	-	-	-	-	76,800,278	76,800,278
Total on June 30, 2014	502,105,087	80,448,391	63,496,651	207,795,160	77,286,485	931,131,774
Total on March 31, 2014	502,681,642	79,077,399	51,859,821	214,734,626	73,875,265	922,228,753
Total on June 30, 2013	483,729,359	79,065,257	48,069,532	219,223,705	66,609,515	896,697,368

Net assets accumulated on June 30, 2014	1,199,963	12,172,716	7,275,018	74,338,513	-	-
Net assets on March 31, 2014 YTD	11,923,155	22,458,251	30,755,496	70,936,921	-	-
Net assets accumulated on June 30, 2013	26,745,747	40,675,265	42,337,269	63,623,727	-	-

(1)   Investments in investment funds are classified as 1 to 30 days;

(2)   Repurchase agreements are classified according to the maturity of the transactions; and

(3)   Demand and savings deposits and technical reserves for insurance, pension plans and capitalization bonds comprising “VGBL” and “PGBL” products are classified as 1 to 30 days, without considering average historical turnover.

Bradesco     197

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Notes to the Consolidated Financial Statements

Operational Risk

Operational risk is represented by the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or from external events. This definition includes legal risk associated with the activities undertaken by the Organization.

The process of operational risk management is performed corporately. This process involves several areas, with specific assignments, ensuring an efficient structure, with the measurement and control of operational risk being performed centrally and independently.

Among the plans to mitigate operational risk, we highlight that the most important is business continuity management, which consists of formal plans to be adopted during moments of crisis to guarantee the recovery and continuation of business as well as preventing loss.

Internal Controls

The existence, effectiveness and implementation of controls that ensure acceptable risk levels in the Organization's processes are certified, and the results are reported to the Audit Committee and to the Compliance and Internal Controls Committee, as well as to the Board of Directors, aiming to provide assurance regarding the proper conduct of business and the achievement of the established goals, in accordance with applicable external laws and regulations, policies, internal rules and procedures, codes of conduct and self-regulation.

The effectiveness of the Organization’s internal controls is supported by trained professionals, well-defined and implemented processes, and technology compatible with the business needs.

The Compliance and Internal Controls Policy and the Internal Control System Standards are aligned with the main control frameworks, such as COSO - Committee of Sponsoring Organizations of the Treadway Commission and COBIT - Control Objectives for Information and Related Technology, which cover aspects related to Business and Information Technology, respectively.

   198   Report on Economic and Financial Analysis – June 2014

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Notes to the Consolidated Financial Statements

Below is the Capital Adequacy Ratio:

Calculation basis - Capital Adequacy Ratio	R$ thousand
	Capital Adequacy Ratio (Basel III)		Capital Adequacy Ratio (Basel II)
	2014		2013
	June 30	March 31	June 30
	Financial (1)		Financial	Economic-financial
Tier I capital	71,892,297	69,934,147	69,701,868	69,997,576
Common equity	71,892,297	69,934,147	69,701,868	69,997,576
Shareholders’ equity	76,800,278	73,325,996	66,027,513	66,027,513
Non-controlling interests	-	203,858	189,226	582,002
Prudential adjustments - CMN Resolution no 4192/13 (2)	(4,907,981)	(3,595,707)	-	-
Reduction of deferred assets - CMN Resolution no 3444/07 (2)	-	-	(108,124)	(205,192)
Decrease in gains/losses of market value adjustments in available for sale and derivatives - CMN Resolution no 3444/07 (2)	-	-	3,593,253	3,593,253
Tier II capital	22,197,834	22,300,588	22,761,290	22,761,290
Total gains/losses of adjustments to market value in available for sale and derivatives - CMN Resolution no 3444/07 (2)	-	-	(3,593,253)	(3,593,253)
Subordinated debt (3)	22,197,834	22,300,588	26,354,543	26,354,543
Deduction of instruments for funding - CMN Resolution no 3444/07 (2)	-	-	(129,858)	(129,858)
Capital (a)	94,090,131	92,234,735	92,333,300	92,629,008

- Credit risk	548,599,472	534,884,413	485,781,227	479,216,708
- Market risk	18,004,347	21,253,243	93,830,536	93,830,535
- Operational risk	29,852,953	29,852,953	21,792,201	30,493,534
Risk-weighted assets – RWA (b) (4)	596,456,772	585,990,609	601,403,964	603,540,777

Capital adequacy ratio (a/b)	15.8%	15.7%	15.4%	15.4%
Tier I capital	12.1%	11.9%	11.6%	11.6%
- Principal capital	12.1%	11.9%	11.6%	11.6%
Tier II capital	3.7%	3.8%	3.8%	3.8%

(1)  As of October 2013, capital is calculated as per CMN Resolution no 4192/13, which establishes that calculation is based on the “Financial Consolidated”;

(2)  Criteria used as of October 2013, pursuant to CMN Resolution no 4192/13;

(3)  Until. September 2013, the amounts are calculated pursuant to CMN Resolution no 3444/07 and, as of October 2013, the amounts are calculated pursuant to CMN Resolution no 4192/13; and

(4)  For comparison purposes, we adjusted the “Allocation of minimum required capital” from prior periods, given that we now report the portions relating to “Risk weighted asset – RWA”.

Bradesco     199

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Notes to the Consolidated Financial Statements

b)      Fair value

The book value, net of loss provisions on the main financial instruments is shown below:

Portfolio	R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement			In shareholders’ equity
	2014		2014		2013	2014		2013
	June 30		June 30	March 31	June 30	June 30	March 31	June 30
Securities and derivative financial instruments (Notes 3e, 3f and 8)	333,200,398	335,390,717	2,214,235	(259,166)	(1,334,762)	2,190,319	1,184,811	1,834,739
- Adjustment of available-for-sale securities (Note 8cII)			23,916	(1,443,977)	(3,169,501)	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 7)			2,190,319	1,184,811	1,834,739	2,190,319	1,184,811	1,834,739
Loan and leasing (Notes 2, 3g and 10) (1)	328,667,945	327,438,988	(1,228,957)	(1,298,667)	879,219	(1,228,957)	(1,298,667)	879,219
Investments (Notes 3j and 13) (2)	1,886,747	22,898,164	21,011,417	16,702,955	13,200,924	21,011,417	16,702,955	13,200,924
Treasury shares (Note 23d)	298,015	381,416	-	-	-	83,401	79,645	43,039
Time deposits (Notes 3n and 16a)	92,254,346	91,899,582	354,764	375,778	297,383	354,764	375,778	297,383
Funds from issuance of securities (Note 16c)	69,876,741	70,153,219	(276,478)	(175,531)	(175,277)	(276,478)	(175,531)	(175,277)
Borrowing and onlending (Notes 17a and 17b)	54,141,316	54,248,972	(107,656)	(124,054)	(170,112)	(107,656)	(124,054)	(170,112)
Subordinated debts (Note 19)	35,383,996	35,678,427	(294,431)	(243,200)	(691,144)	(294,431)	(243,200)	(691,144)
Unrealized gains excluding tax			21,672,894	14,978,115	12,006,231	21,732,379	16,501,737	15,218,771

(1)  Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and

(2)  Primarily includes the surplus of interest in subsidiaries and affiliates (Cielo, Odontoprev and Fleury) and other investments (BM&FBOVESPA).

Determination of the fair value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, estimate amounts are based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•       Time deposits, funds from issuance of securities, borrowing and on lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

   200   Report on Economic and Financial Analysis – June 2014

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Notes to the Consolidated Financial Statements

c)      Capital Management

The Capital Management structure aims at providing conditions to monitor and control capital, contributing to the achievement of Organization’s strategic goals and objectives. The following are considered: business environment, prospective and consistent vision with capital adequacy planning. This structure is composed of the Statutory, Non-Statutory and Executive Committees that assist the Board of Directors and the Board of Executive Officers in decision making.

The process of assessing Capital adequacy is carried out so as to ensure that the Organization has a solid Reference Equity base to support the development of activities and cope with risks, whether in normal or in extreme market conditions, as well as meeting managerial and regulatory requirements in capital management.

33) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor an unrestricted benefit pension plan (PGBL) for employees and directors. PGBL is a private defined contribution pension plan that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE).

PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM - Bradesco Asset Management S.A. The Securities Dealer Company (DTVM) is responsible for the financial management of FIE funds.

Contributions made by employees and directors of Bradesco and its subsidiaries are for the equivalent of at least 4% of their salary, except for participants who chose to migrate from the defined benefit plan to a defined contribution plan (PGBL) in 2001, whose contributions to the PGBL were maintained at the levels that prevailed for the defined benefit plan when they migrated, always respecting the 4% minimum.

Actuarial obligations of the defined contribution plan (PGBL) are fully covered by the plan assets of the corresponding FIE.

In addition to the aforementioned plan (PGBL), participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the plan. For participants of the defined benefit plan, whether they migrated to the PGBL plan or not, for retirees and pensioners, the present value of the actuarial plan obligation is fully covered by the plan assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Banco Bradesco BBI S.A. (formally Banco BEM S.A.) sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof).

Banco Bradesco BERJ S.A has incorporated Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.), which sponsors a defined benefit plan through Caixa de Previdência Privada do Banco do Estado do Ceará (Cabec).

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

According to CPC 33 (R1) – Employee Benefit, as approved by CVM Resolution no 600/09, Bradesco and its subsidiaries, as sponsors of these plans, taking into consideration the economic and actuarial study, calculated their actuarial commitments using a real interest rate and recognizing their obligations in the financial statements.

Bradesco     201

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Notes to the Consolidated Financial Statements

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

Expenses relating to contributions made in the 1st semester of 2014 totaled R$ 310,630 thousand (R$ 307,900 thousand in the 1st semester of 2013) and R$ 152,160 thousand in the 2nd quarter of 2014 (R$ 158,470 thousand in the 1st quarter of 2014)

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including: health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$ 1,455,022 thousand in the 1st semester of 2014 (R$ 1,350,482 thousand in the 1st semester of 2013) and R$ 740,336 thousand in the 2nd quarter of 2014 (R$ 714,686 thousand 1st quarter of 2014).

34) INCOME TAX AND SOCIAL CONTRIBUTION

a)   Calculation of income tax and social contribution charges

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Income before income tax and social contribution	6,503,417	5,908,365	12,411,782	7,737,451
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(2,601,367)	(2,363,346)	(4,964,713)	(3,094,980)
Effect on the tax calculation:
Equity in the earnings (losses) of unconsolidated companies	13,946	20,705	34,651	6,088
Net non-deductible expenses of nontaxable income	(33,626)	(34,083)	(67,709)	(213,967)
Interest on shareholders’ equity (paid and payable)	271,502	355,257	626,759	637,219
Other amounts (2)	(346,837)	(413,921)	(760,758)	852,550
Income tax and social contribution for the period	(2,696,382)	(2,435,388)	(5,131,770)	(1,813,090)

(1)  The social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Law no 11727/08, remaining at 9% for other companies (Note 3h); and

(2)  Primarily includes the exchange variation on investments made abroad and bringing the effective social contribution rate to the (40%) rate.

b)   Breakdown of income tax and social contribution in the income statement

	R$ thousand
	2014			2013
	2nd quarter	1st quarter	1st semester	1st semester
Current taxes:
Income tax and social contribution payable	(3,875,494)	(2,265,576)	(6,141,070)	(5,518,291)
Deferred taxes:
Amount recorded/realized in the period on temporary additions	1,833,583	145,778	1,979,361	4,006,097
Use of opening balances of:
Social contribution loss	(246,306)	(139,862)	(386,168)	(232,498)
Income tax loss	(426,315)	(239,798)	(666,113)	(142,018)
Recording in the period on:
Social contribution loss	5,864	18,887	24,751	41,245
Income tax loss	12,286	45,183	57,469	32,375
Total deferred taxes	1,179,112	(169,812)	1,009,300	3,705,201
Income tax and social contribution for the period	(2,696,382)	(2,435,388)	(5,131,770)	(1,813,090)

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c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2013	Amount recorded	Amount realized	Balance on 6.30.2014	Balance on 3.31.2014	Balance on 6.30.2013
Allowance for loan losses	15,348,782	3,354,789	1,789,312	16,914,259	15,782,322	14,271,269
Civil provisions	1,517,934	282,814	270,565	1,530,183	1,511,062	1,496,226
Tax provisions	2,299,080	201,673	12,612	2,488,141	2,397,131	5,451,214
Labor provisions	999,063	278,192	303,346	973,909	995,908	975,415
Provision for devaluation of securities and investments	533,645	13,657	90,228	457,074	459,747	411,367
Provision for devaluation of foreclosed assets	221,934	97,862	63,721	256,075	237,826	203,555
Adjustment to fair value of trading securities	183,169	4,759	181,704	6,224	15,908	30,481
Amortization of goodwill	777,244	15,457	497,920	294,781	303,239	328,018
Provision for interest on shareholders’ equity (1)	-	427,803	-	427,803	255,772	127,152
Other	2,096,941	984,111	472,348	2,608,704	2,164,655	2,966,951
Total deductible taxes on temporary differences	23,977,792	5,661,117	3,681,756	25,957,153	24,123,570	26,261,648
Income tax and social contribution losses in Brazil and abroad	4,045,282	82,220	1,052,281	3,075,221	3,729,692	1,396,191
Subtotal (2)	28,023,074	5,743,337	4,734,037	29,032,374	27,853,262	27,657,839
Adjustment to fair value of available-for-sale securities (2)	1,241,130	266,325	744,676	762,779	1,220,225	2,015,842
Social contribution - Provisional Measure no 2158-35/01	140,197	-	-	140,197	140,197	140,842
Total deferred tax assets (Note 11b)	29,404,401	6,009,662	5,478,713	29,935,350	29,213,684	29,814,523
Deferred tax liabilities (Note 34f)	3,187,945	1,054,847	693,007	3,549,785	3,324,071	4,255,124
Deferred tax assets, net of deferred tax liabilities	26,216,456	4,954,815	4,785,706	26,385,565	25,889,613	25,559,399
- Percentage of net deferred tax assets on capital (Note 32a)	27.4%			28.0%	28.1%	27.6%
- Percentage of net deferred tax assets over total assets	2.9%			2.8%	2.8%	2.9%

(1)  Deferred taxes on interest on shareholders’ equity is recorded up to the authorized tax limit; and

(2)  Deferred tax assets from companies in the financial and insurance sectors were established considering the increase in the social contribution rate, determined by Law no 11727/08 (Note 3h).

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d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution and deferred social contribution - Provisional Measure no 2158-35

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Social contribution - Provisional Measure no 2158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2014	4,838,055	2,885,701	166,079	105,022	33,578	8,028,435
2015	6,747,957	4,019,939	151,770	198,353	522	11,118,541
2016	3,009,646	1,691,135	540,871	321,815	106,097	5,669,564
2017	532,355	303,755	722,294	517,877	-	2,076,281
2018	1,230,963	627,215	17,262	333,833	-	2,209,273
2019 (1st Sem.)	45,431	25,001	31	14	-	70,477
Total	16,404,407	9,552,746	1,598,307	1,476,914	140,197	29,172,571

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average rate of tax effects net inflow, amounts to R$ 27,790,271 thousand (R$ 26,463,506 thousand on March 31, 2014 and R$ 26,429,024 thousand on June 30, 2013), of which R$ 24,829,951 thousand (R$ 22,918,033 thousand on March 31, 2014 and R$ 24,973,521 thousand on June 30, 2013) refers to temporary differences, R$ 2,827,939 thousand (R$ 3,414,250 thousand on March 31, 2014 and R$ 1,317,754 thousand on June 30, 2013) to tax losses and negative basis of social contribution and R$ 132,381 thousand (R$ 131,223 thousand on March 31, 2014 and R$ 137,749 thousand on June 30, 2013) of deferred social contribution, Provisional Measure no 2158-35.

e)   Unrecognized deferred tax assets

On June 30, 2014, deferred tax assets of R$ 2,077 thousand (R$ 2,077 thousand on March 31, 2014 and R$ 464,284 thousand on June 30, 2013) were not recorded, but they will be when they meet the regulatory demands and/or present prospects of realization according to studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	R$ thousand
	2014		2013
	June 30	March 31	June 30
Mark-to-market adjustment to securities and derivative financial instruments	950,054	733,737	757,879
Difference in depreciation	1,007,958	1,162,771	1,823,987
Judicial deposit and others	1,591,773	1,427,563	1,673,258
Total	3,549,785	3,324,071	4,255,124

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law no 11727/08 (Note 3h).

35) OTHER INFORMATION

a)   The Bradesco Organization manages investment funds and portfolios with net assets of R$ 462,245,913 thousand on June 30, 2014 (R$ 439,175,700 thousand on March 31, 2014 and R$ 427,237,752 thousand on June 30, 2013).

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Notes to the Consolidated Financial Statements

b)   Consortium funds

	R$ thousand
	2014		2013
	June 30	March 31	June 30
Monthly estimate of funds receivable from consortium members	402,392	383,836	326,415
Contributions payable by the group	19,709,344	18,635,721	16,119,602
Consortium members - assets to be included	17,719,131	16,714,437	14,388,684
Credits available to consortium members	4,069,890	3,950,264	3,565,510

	In units
	2014		2013
	June 30	March 31	June 30
Number of groups managed	3,419	3,326	3,054
Number of active consortium members	1,010,214	957,771	821,004
Number of assets to be included	488,050	461,854	407,524

c)   In 2014, the procedures implemented on the reserve requirement on exchange short position, time deposits and demand deposits are as follows:

Description	Procedures
Reserve requirement on exchange short position	The reserve requirement for financial institutions is calculated applying the rate of 0% on amount exceeding US$ 3 billion.
Reserve requirement on time deposits

Bacen remunerates balance, limited to the lower among the following amounts:

I – the requirement discounted from deductions forecasted by Bacen. Such deductions may not exceed 50% of the liabilities; and

II – the requirement multiplied by the percentage of:

- 82% as of the calculation period started on 1.13.2014;

- 100% as of the calculation period started on 3.17.2014;

- 50% as of the calculation period started on 8.4.2014; and

- 100% as of the calculation period started on 8.10.2015.

Reserve requirement on time deposits

I – the rate relative to the calculation periods started on 6.2.2014 (Group A Institutions) and 6.9.2014 (Group B Institutions) was 44%; and

II – from these dates the rate increased from 44% to 45% on the calculation basis.

d)   As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN.

The accounting standards which have been approved by CMN include the following:

•       Resolution no 3566/08 – Impairment of Assets (CPC 01);

•       Resolution no 3604/08 – Statement of Cash Flows (CPC 03);

•       Resolution no 3750/09 – Related Party Disclosures (CPC 05);

•       Resolution no 3823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution no 3973/11 – Subsequent Event (CPC 24);

•       Resolution no 3989/11 – Share-based Payment (CPC 10);

•       Resolution no 4007/11 - Accounting Policies, Changes in Estimates and Error Correction (CPC 23); and

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•       Resolution no 4144/12 - Basic Conceptual Pronouncement (R1).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be used prospectively or retrospectively.

CMN Resolution no 3786/09 and Bacen Circular Letters no 3472/09and no 3516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days from the reference date December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), in compliance with international Standards issued by the International Accounting Standards Board (IASB).

As required by CMN Resolution, on March 31, 2014, Bradesco published its consolidated financial statements for December 31, 2013 and 2012 on its website, in accordance with IFRS standards. The net income and equity of the financial statements disclosed in IFRS have not been substantially different from those presented in the financial statements, in accordance with the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen). As there were no substantial differences between the two sets of financial statements (GAAPs) in the financial year ended on December 31, 2013, the Management believes that the net profit and net equity, during the semester ended on June 30, 2014, are not materially different in the two GAAPs, regarding their nature or values.

e)     On May 14, 2014, Law no 12973/14 was published, which converted Provisional Measure no 627. This Law amends the Federal Tax Legislation regarding Corporate Income Tax - IRPJ, the Social Contribution on Net Profits - CSLL, the Contribution to PIS/PASEP and the Contribution to the Social Security Financing - COFINS. We highlight the main issues that Law no 12973/14 provides:

•       revocation of the Transition Tax System (RTT), controlling the adjustments arising from new accounting methods and criteria for the compliance of the Brazilian accounting rules to the international standards;

•       taxation of companies domiciled in Brazil, for acquisition of equity resulting from profit sharing recorded abroad by subsidiaries and unconsolidated companies; and

•       special installment payment of PIS/PASEP and COFINS Contributions.

This Law will still be regulated. However, in our assessment, there will be significant future impact on our Consolidated Financial Statements.

f)     On July 28, 2014 a strategic partnership was entered into with IBM Brasil - Indústria Máquinas e Serviços Ltda. (IBM), where it was agreed that the hardware and software support and maintenance activities currently provided to Bradesco by Scopus Tecnologia Ltda. (Scopus Serviços), a company belonging to the Bradesco Organization, will be provided by IBM, which shall apply its experience, technical knowledge and technological skills. IBM will take over the operational structure from Scopus Serviços, and all support and maintenance contracts signed between Scopus Serviços and its other clients. The consulting activities on innovation and information technology solutions currently developed by Scopus Serviços will be performed by Scopus Soluções em TI S.A., whose capital stock will continue to be held in full by Bradesco, which will retain ownership of the Scopus brand.

g)    There were no other subsequent events that need to be adjusted or disclosed for the consolidated financial statements as of June 30, 2014.

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Management Bodies

Reference Date: July 10, 2014

Board of Directors	Department Directors (continued)	Ethical Conduct Committee
	José Ramos Rocha Neto	Milton Matsumoto - Coordinator
Chairman	Júlio Alves Marques	Carlos Alberto Rodrigues Guilherme
Lázaro de Mello Brandão	Laércio Carlos de Araújo Filho	Julio de Siqueira Carvalho de Araujo
	Layette Lamartine Azevedo Júnior	Domingos Figueiredo de Abreu
Vice-Chairman	Lúcio Rideki Takahama	Marco Antonio Rossi
Luiz Carlos Trabuco Cappi	Luiz Carlos Brandão Cavalcanti Junior	Alexandre da Silva Glüher
	Marcelo Frontini	Josué Augusto Pancini
Members	Marcelo Santos Dall’Occo	André Rodrigues Cano
Antônio Bornia	Marcos Aparecido Galende	Clayton Camacho
Mário da Silveira Teixeira Júnior	Marcos Daré	Frederico William Wolf
João Aguiar Alvarez	Marlene Morán Millan	Glaucimar Peticov
Denise Aguiar Alvarez	Marlos Francisco de Souza Araujo	José Luiz Rodrigues Bueno
Carlos Alberto Rodrigues Guilherme	Nobuo Yamazaki	Júlio Alves Marques
Milton Matsumoto	Octavio Manoel Rodrigues de Barros	Rogério Pedro Câmara
José Alcides Munhoz	Paulo Aparecido dos Santos
	Paulo Faustino da Costa	Integrated Risk Management
	Rogério Pedro Câmara	and Capital Allocation Committee
Directors	Waldemar Ruggiero Júnior	Alexandre da Silva Glüher - Coordinator
Executive Officers	Walkiria Schirrmeister Marquetti	Julio de Siqueira Carvalho de Araujo
Chief Executive Officer		Domingos Figueiredo de Abreu
Luiz Carlos Trabuco Cappi	Directors	Aurélio Conrado Boni
	Antonio Chinellato Neto	Sérgio Alexandre Figueiredo Clemente
Executive Vice-Presidents	Antonio Daissuke Tokuriki	Marco Antonio Rossi
Julio de Siqueira Carvalho de Araujo	Cláudio Borges Cassemiro	Josué Augusto Pancini
Domingos Figueiredo de Abreu	Edson Marcelo Moreto	Maurício Machado de Minas
Aurélio Conrado Boni	João Sabino	Alfredo Antônio Lima de Menezes
Sérgio Alexandre Figueiredo Clemente	Marcio Henrique Araujo Parizotto	Luiz Carlos Angelotti
Marco Antonio Rossi	Paulo Manuel Taveira de Oliveira Ferreira	Gedson Oliveira Santos
Alexandre da Silva Glüher	Roberto de Jesus Paris	Marlos Francisco de Souza Araujo
Josué Augusto Pancini
Maurício Machado de Minas	Regional Officers	Sustainability Committee
	Alex Silva Braga	Luiz Carlos Angelotti - Coordinator
Managing Directors	Almir Rocha	Carlos Alberto Rodrigues Guilherme
Alfredo Antônio Lima de Menezes	André Ferreira Gomes	Milton Matsumoto
André Rodrigues Cano	Antonio Gualberto Diniz	Julio de Siqueira Carvalho de Araujo
Luiz Carlos Angelotti	Antonio Piovesan	Domingos Figueiredo de Abreu
Marcelo de Araújo Noronha	Carlos Alberto Alástico	Aurélio Conrado Boni
Nilton Pelegrino Nogueira	Delvair Fidêncio de Lima	Marco Antonio Rossi
André Marcelo da Silva Prado	Francisco Aquilino Pontes Gadelha	Alexandre da Silva Glüher
Luiz Fernando Peres	Francisco Assis da Silveira Junior	Josué Augusto Pancini
	Geraldo Dias Pacheco	André Rodrigues Cano
Deputy Directors	João Alexandre Silva	Moacir Nachbar Junior
Altair Antônio de Souza	Leandro José Diniz	Amilton Nieto
Denise Pauli Pavarina	Luis Carlos Furquim Vermieiro	Antonio José da Barbara
Moacir Nachbar Junior	Mauricio Gomes Maciel	Aurélio Guido Pagani
Octávio de Lazari Júnior	Osmar Sanches Biscuola	Edilson Wiggers
	Wilson Reginaldo Martins	Eurico Ramos Fabri
Department Directors		Frederico William Wolf
Adineu Santesso	Compensation Committee	Gedson Oliveira Santos
Alexandre Rappaport	Lázaro de Mello Brandão - Coordinator	Jorge Pohlmann Nasser
Amilton Nieto	Luiz Carlos Trabuco Cappi	José Luiz Rodrigues Bueno
André Bernardino da Cruz Filho	Antônio Bornia	Paulo Faustino da Costa
Antonio Carlos Melhado	Mário da Silveira Teixeira Júnior	João Sabino
Antonio José da Barbara	Carlos Alberto Rodrigues Guilherme
Arnaldo Nissental	Milton Matsumoto	Executive Disclosure Committee
Aurélio Guido Pagani	Sérgio Nonato Rodrigues (non-Management member)	Luiz Carlos Angelotti - Coordinator
Bruno D’Avila Melo Boetger		Julio de Siqueira Carvalho de Araujo
Cassiano Ricardo Scarpelli	Audit Committee	Domingos Figueiredo de Abreu
Clayton Camacho	Carlos Alberto Rodrigues Guilherme - Coordinator	Marco Antonio Rossi
Diaulas Morize Vieira Marcondes Junior	Romulo Nagib Lasmar	Alexandre da Silva Glüher
Edilson Wiggers	Osvaldo Watanabe	Moacir Nachbar Junior
Eurico Ramos Fabri	Paulo Roberto Simões da Cunha	Antonio José da Barbara
Fernando Antônio Tenório		Marcelo Santos Dall’Occo
Fernando Roncolato Pinho	Compliance and Internal Control Committee	Marcos Aparecido Galende
Frederico William Wolf	Mário da Silveira Teixeira Júnior - Coordinator	Paulo Faustino da Costa
Gedson Oliveira Santos	Carlos Alberto Rodrigues Guilherme	Haydewaldo R. Chamberlain da Costa
Glaucimar Peticov	Milton Matsumoto
Guilherme Muller Leal	Julio de Siqueira Carvalho de Araujo	Fiscal Council
João Albino Winkelmann	Domingos Figueiredo de Abreu	Sitting Members
João Carlos Gomes da Silva	Marco Antonio Rossi	João Carlos de Oliveira - Coordinator
Joel Antonio Scalabrini	Alexandre da Silva Glüher	Nelson Lopes de Oliveira
Johan Albino Ribeiro	Clayton Camacho	José Maria Soares Nunes
Jorge Pohlmann Nasser	Frederico William Wolf	Domingos Aparecido Maia
José Luis Elias	Gedson Oliveira Santos	Luiz Carlos de Freitas
José Luiz Rodrigues Bueno	Rogério Pedro Câmara	Deputy Members
Renaud Roberto Teixeira
Jorge Tadeu Pinto de Figueiredo
Nilson Pinhal
João Batistela Biazon
Oswaldo de Moura Silveira
General Accounting Department
Marcos Aparecido Galende		Ombudsman Department
Accountant - CRC 1SP201309/O-6		Júlio Alves Marques - Ombudsman

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Independent Auditors’ Report on the Consolidated Financial Statements

To the Board of Directors and Shareholders

Banco Bradesco S.A.

Osasco – SP

We have audited the accompanying consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position as at June 30, 2014, the statements of income, changes in equity and cash flows for the semester then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Bradesco’s Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank and for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the Bradesco’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bradesco’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Independent Auditors’ Report on the Consolidated Financial Statements

Opinion

In our opinion, the consolidated financial statements, above mentioned, present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A., as at June 30, 2014, and of its consolidated financial performance and its consolidated cash flows for the semester then ended in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank.

Other matters

Consolidated statement of value added

We have also audited the consolidated statement of value added (DVA), preparation of which is the responsibility of the Banco Bradesco S.A’s Management, for the semester ended June 30, 2014, which presentation is required by publicly-held companies under the Brazilian Corporate Law. The aforementioned statement was subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

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Independent Auditors’ Report on the Consolidated Financial Statements

Review of the amounts related to the first and second quarters of 2014

The consolidated balance sheet information as of March 31, 2014 and the related consolidated statements of income, cash flows, value added and the statement of changes in shareholders’ equity for the first and second quarters of 2014, which are presented herein by the Bradesco’s Management as supplemental information, were reviewed by us, on which we issued reports that did not contain any modifications, dated April 23, 2014 with reference to March 31, 2014 and the first quarter of 2014, and July 30, 2014 with reference to the second quarter of 2014.

Osasco, July 30, 2014

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

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Audit Committee Report Summary

Corporate Governance and Related Responsibilities

Banco Bradesco S.A.’s Board of Directors has opted for a single Audit Committee for all companies belonging to the Financial Conglomerate, including those belonging to Grupo Bradesco Seguros.

The Audit Committee is a statutory advisory body, linked directly to the Board of Directors. Currently, it consists of one advisor and three other members, appointed each year by the Board of Directors, based on criteria established in the applicable laws and regulations.

The Board is responsible for defining and implementing data collection processes and procedures in order to prepare the financial statements of the companies comprising the Bradesco Organization, observing the accounting practices adopted in Brazil, which are applicable to institutions authorized to operate by the Brazilian Central Bank, and observing the standards set out by the National Monetary Council of the Brazilian Central Bank, Securities and Exchange Commission (CVM), National Private Insurance Council (CNSP), Insurance Superintendency (Susep), and by the National Supplementary Healthcare Agency (ANS).

The Board is also responsible for processes, policies and internal control procedures designed to safeguard the company’s assets, timely recognition of liabilities, and mitigation of the Bradesco Organization’s risk factors to acceptable levels.

The Independent Auditing is responsible for examining the financial statements and issuing a report on their compliance with generally accepted accounting principles. In addition, as a result of its work for the purpose of issuing said report, the Independent Auditing develops a report of recommendations regarding accounting procedures and internal controls, without prejudice to other reports which it is also responsible for preparing, such as the report on limited reviews of quarterly information required by the Brazilian Central Bank and by CVM.

The Internal Auditing (General Inspectorate Department) is responsible for assessing the quality of the Bradesco Organization’s internal control systems and its compliance with policies and procedures defined by the Board, including those adopted in the preparation of accounting and financial reports.

The Audit Committee’s duties and responsibilities are to assess the quality and effectiveness of the Internal and Independent Audits, the effectiveness and sufficiency of the Bradesco Organization’s internal control systems, and to analyze the financial statements, issuing relevant recommendations, as applicable.

The tasks of the Audit Committee also includes those required by Sarbanes-Oxley for companies registered with the U.S. Securities and Exchange Commission and listed on the New York Stock Exchange.

The rules of the Audit Committee are available at www.bradesco.com.br, area of Corporate Governance.

Activities relating to the first half of 2014

The Committee has participated in 105 meetings with the business, control and risk management areas, and with the internal and independent auditors, verifying, through different sources, information related to aspects considered relevant or critical.

The Audit Committee work program for the 2014 financial year focused on the main business processes and products associated to the Bradesco Organization. The most relevant aspects include:

•       procedures for the development and disclosure of financial reports to shareholders and external users of accounting and financial information;

•       credit and operational risk management and control systems, preparation to use internal models in line with the conditions laid down by the New Basel Capital Accord (Basel II and III) and applicable regulations set forth by the Brazilian Central Bank; and

•       improvements in the internal control systems arising from projects related to Technology and Risk Management.

Internal Control Systems

Based on the work program and schedule established for the first half of 2014, the Audit Committee gathered information about the main processes within the Organization, evaluating their quality and the directors’ commitment of the leaders with their continuous improvement.

As a result of meetings held with the departments of the Bradesco Organization, the Audit Committee had the opportunity to offer the Board of Directors suggestions to improve the processes, as well as to monitor the implementations of recommendations for improvement identified during the audit work, and in discussions with the business and control areas.

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Audit Committee Report Summary

Based on observations and collected information, the Audit Committee has determined that the Bradesco Organization’s internal control system is suitable for the size and complexity of its business, and is structured in such a way as to ensure the efficiency of its operations, of the systems that generate the financial reports, as well as compliance with internal and external requirements applicable to the transactions.

Independent Audit

The independent audit work plan for the 2014 financial year was discussed with KPMG Auditores Independentes (KPMG), and during the first half of 2014 the audit teams responsible for the services have presented the results and main findings to the Audit Committee.

The relevant items mentioned in the report on the study and evaluation of accounting and internal control systems, prepared in connection with the examination of financial statements and their recommendations for improving these systems, were discussed with the Committee, which requested monitoring the implementations of the improvements to be made in the responsible areas.

Based on the plan presented by the auditors and in subsequent discussions on the results, the Committee considers that the work conducted by the teams were suited to the Organization's business.

Internal Audit

The Committee requested the Internal Audit to consider, in its planning for the first half of 2014, several works in line with the topics covered on the Committee’s agenda.

During the first half of 2014, the teams responsible for executing the planned activities reported and discussed with the Audit Committee the main conclusions on the vision of process and associated risks.

Based on the discussions on the Internal Audit’s work plan focused on risks, processes and in the evaluation of its results, the Audit Committee considers that the Internal Audit has responded adequately to the Committee’s demands and to the needs and requirements of the Organization and the regulatory authorities.

Consolidated Financial Statements

The Committee has met with the departments of General Accounting, Planning, Budget and Control, and Internal Audit to evaluate the monthly, quarterly and semi-annual financial statements. At these meetings, the Committee analyzed and evaluated aspects related to the preparation of individual and consolidated interim balance sheets and balance sheets, notes, and the financial reports published in association with the consolidated financial statements.

The Committee also considered the accounting practices adopted by Bradesco in the preparation of financial statements, and its compliance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank, as well as its compliance with the applicable legislation.

Before disclosing the Quarterly information (ITR) and the semi-annual balance sheet, the Committee met with KPMG to evaluate aspects related to the auditors’ independence and the control environment in the preparation of the figures to be disclosed.

Based on the reviews and discussions referred to above, the Audit Committee recommends to the Board of Directors to approve the audited financial statements related to the semester ending on June 30, 2014.

Cidade de Deus, Osasco, São Paulo, July 30, 2014

CARLOS ALBERTO RODRIGUES GUILHERME

  (Coordinator)

ROMULO NAGIB LASMAR

OSVALDO WATANABE

PAULO ROBERTO SIMÕES DA CUNHA

   212   Report on Economic and Financial Analysis – June 2014

Financial Statements, Independent Auditors’ Report, Audit Committee Report Summary and Fiscal Council’s Report

Fiscal Council’s Report

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory duties, having examined the Management Report and the Individual and Consolidated Financial Statements related to the first semester of 2014, and the technical feasibility study of taxable income generation, brought at present value, which has the purpose of recording the Deferred Tax Assets pursuant to CVM Rule no 371/02, Resolution no 3059/02, of the National Monetary Council, and Bacen Circular Letter no 3171/02, and in view of the unqualified report prepared by KPMG Auditores Independentes, are of the opinion that the aforementioned documents, based on the accounting practices adopted in Brazil applicable to entities authorized to operate by the Brazilian Central Bank, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, São Paulo, July 30, 2014

João Carlos de Oliveira

Nelson Lopes de Oliveira

José Maria Soares Nunes

Domingos Aparecido Maia

Luiz Carlos de Freitas

Bradesco     213

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 4, 2014

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.